Form 20-F
period 2009-12-31
Sprott Physical Gold Trust
filed 2010-06-29
CIK 1477049

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

[_]	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) or 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[X]	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2009

OR

[_]	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _______ to _______

OR

[_]	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report: Not applicable

Commission file number: 001-34638

SPROTT PHYSICAL GOLD TRUST
__________________________________
(Exact name of Registrant as specified in its charter)

__________________________________
(Translation of Registrant's name into English)

PROVINCE OF ONTARIO, CANADA
__________________________________
(Jurisdiction of incorporation or organization)

Suite 2700, South Tower,
Royal Bank Plaza,
200 Bay Street,
Toronto, Ontario,
Canada M5J 2J1
________________________________
(Address of principal executive offices)

Kirstin H. McTaggart
(416) 362-7172, kmctaggart@sprott.com
Suite 2700, South Tower,
Royal Bank Plaza,
200 Bay Street,
Toronto, Ontario,
Canada M5J 2J1
________________________________
(Name, telephone, e-mail and/or facsimile number and address of company contact person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:
Title of each class	Name of each exchange on which registered

Units	NYSE Arca

Securities registered or to be registered pursuant to Section 12(g) of the Act: None
Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report:

As of December 31, 2009, there was one Unit of the registrant outstanding.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

|_| Yes                                                    |X| No

If this report is an annual report or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.
|_| Yes                                                    |X| No

Note – Checking the box above will not relieve any registrant required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 from their obligations under those Sections.

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.
|X| Yes                                                    |_| No

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).
|_| Yes                                                     |_| No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of accelerated filer and large accelerated filer in Rule 12b-2 of the Exchange Act.

Large accelerated filer |_|                                           Accelerated filer |_|                                Non-accelerated filer |X|

Indicate by check mark which basis of accounting the Registrant has used to prepare the financial statements included in this filing.

|_| U.S. GAAP	|X|	International Financial Reporting Standards as issued by the International Accounting Standards Board

|_| Other

If "Other has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.

|_| Item 17                                               |_| Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

|_| Yes                                                      |X| No

	ITEM 16E- PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS.	61

	ITEM 16F- CHANGE IN REGISTRANT'S CERTFIFYING ACCOUNTANT	61

	ITEM16G- CORPORATE GOVERNANCE	61

PART III

	ITEM 17 - FINANCIAL STATEMENTS	61

	ITEM 18 - FINANCIAL STATEMENTS	61

	ITEM 19 - EXHIBITS

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

Matters discussed in this document may constitute forward-looking statements.

The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.

Please note in this annual report, "we", "us", "our", "the Trust", and "Sprott" all refer to Sprott Physical Gold Trust.

Sprott Physical Gold Trust, or the Trust, desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. This document and any other written or oral statements made by us or on our behalf may include forward-looking statements, which reflect our current views with respect to future events and financial performance. The words "believe", "anticipate", "intends", "estimate", "forecast", "project", "plan", "potential", "will", "may", "should", "expect" and similar expressions identify forward-looking statements.

The forward-looking statements in this document are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, managements examination of historical operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections.

PART I

ITEM 1 - IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable

ITEM 2 - OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable

ITEM 3 - KEY INFORMATION

A. Selected Financial Data

The following table summarizes our selected historical financial information at the dates and for the periods indicated prepared in conformity with the International Financial Reporting Standards as issued by the International Accounting Standards Board, to which we will refer as IFRS. The statement of operations data for the period from the Trust's inception to December 31, 2009 and the balance sheet data as of December 31, 2009 have been derived from our audited financial statements included elsewhere in this 2009 Annual Report. The selected financial data should be read in conjunction with Item 5, Operating and Financial Review and Prospects, the financial statements, related notes, and other financial information included elsewhere in this 2009 Annual Report.

SPROTT PHYSICAL GOLD TRUST
STATEMENT OF FINANCIAL POSITION
As at December 31, 2009

US$
Assets
Cash	$10
Unitholder's Equity
Unitholder's Equity (Note 1):
Units (1 Unit)	$10

For the period from inception on August 28, 2009 to December 31, 2009, the Trust was inactive.

B. Capitalization and Indebtedness

Not Applicable.

C. Reasons for the Offer and Use of Proceeds

Not Applicable.

D. Risk Factors

The risks and uncertainties described below are not the only ones we face. Additional risks and uncertainties not presently known to us or that we currently deem immaterial also may impair the performance of the Trust. If any of the following risks occur, the performance of the Trust could be materially adversely affected and the trading price of our units could decline.

The value of the units relates directly to the value of the gold held by the Trust, and fluctuations in the price of gold could materially adversely affect an investment in the units.

The principal factors affecting the value of the units are factors that affect the price of gold. Gold bullion is tradable internationally and its price is generally quoted in U.S. dollars. The price of the units depends on, and typically fluctuates with, the price fluctuations of gold. The price of gold may be affected at any time by many international, economic, monetary and political factors, many of which are unpredictable. These factors include, without limitation:

•
global gold supply and demand, which is influenced by such factors as: (i) forward selling by gold producers; (ii) purchases made by gold producers to unwind gold hedge positions; (iii) central bank purchases and sales; (iv) production and cost levels in major gold-producing countries; and (v) new production projects;

•	investors’ expectations for future inflation rates;

•	exchange rate volatility of the U.S. dollar, the principal currency in which the price of gold is generally quoted;

•	interest rate volatility; and

•	unexpected global, or regional, political or economic incidents.

Changing tax, royalty, land and mineral rights ownership and leasing regulations in gold producing countries can have an impact on market functions and expectations for future gold supply. This can affect both share prices of gold mining companies and the relative prices of other commodities, which are both factors that may affect investor decisions in respect of investing in gold.

An investment in the Trust will yield long-term gains only if the value of gold increases in an amount in excess of the Trust's expenses.

The Trust does not actively trade gold to take advantage of short-term market fluctuations in the price of gold or actively generate other income. Accordingly, the Trust's long-term performance is dependent on the long-term performance of the price of gold. As a result, an investment in the Trust will yield long-term gains only if the value of gold increases in an amount in excess of the Trust's expenses.

A redemption of units for cash will yield a lesser amount than selling the units on the NYSE Arca or the TSX, if such a sale is possible.

Because the cash redemption value of the units is based on 95% of the lesser of (i) the volume-weighted average trading price of the units traded on the NYSE Arca or, if trading has been suspended on the NYSE Arca, the trading price of the units traded on the TSX, for the last five days on which the respective exchange is open for trading for the month in which the redemption request is processed and (ii) the NAV of the redeemed units as of 4:00 p.m., Toronto time, on the last day of the month on which the NYSE Arca is open for trading for the month in which the redemption request is processed, redeeming the units for cash will generally yield a lesser amount than selling the shares on the NYSE Arca or the TSX, assuming such a sale is possible. You should consider the manner in which the cash redemption value is determined before exercising your right to redeem your units for cash.

If a unitholder redeems units for physical gold bullion and requests to have the gold delivered to a destination other than an institution authorized to accept and hold London Good Delivery gold bars, the physical gold bullion will no longer be deemed London Good Delivery once it has been delivered.

London Good Delivery bars have the advantage that a purchaser generally will accept such bars as consisting of the indicated number of troy ounces of at least .995 fine gold without assaying or otherwise testing them. This provides London Good Delivery bars with added liquidity as a sale of such bars can be completed more easily than the sale of physical gold bullion that is not London Good Delivery. The Trust will only purchase London Good Delivery bars, and the physical gold bullion owned by the Trust will retain its status as London Good Delivery bars while it is stored at the Mint. If a unitholder redeems units for physical gold bullion and has the gold delivered to an institution authorized to accept and hold London Good Delivery gold bars through an armored transportation service carrier that is eligible to transport London Good Delivery gold bars, it is likely that the gold will retain its London Good Delivery status while in the custody of that institution. However, if the redeeming unitholder instructs that gold be delivered to a destination other than such an institution, the physical gold bullion delivered to the unitholder will no longer be deemed London Good Delivery once it has been delivered pursuant to the redeeming unitholder's delivery instructions, which may make a future sale of such gold more difficult.

The international gold bullion market has experienced historically high trading prices in the past two years, and there can be no assurance that this historically high trading price of gold will be sustained.

Prices in the international gold bullion market have been near historically high levels in the past two years. The Trust anticipates that the price of physical gold bullion going forward and, in turn, the future value of net assets of the Trust, will be dependent upon factors such as global physical gold bullion supply and demand, investors' inflation expectations, exchange rate volatility and interest rate volatility. An adverse development with regard to one or more of these factors may lead to a decrease in physical gold bullion currency trading prices. A decline in prices of physical gold bullion would decrease the value of net assets of the Trust and the NAV.

The sale of gold by the Trust to pay expenses and to cover certain redemptions will reduce the amount of gold represented by each unit on an ongoing basis irrespective of whether the trading price of the units rises or falls in response to changes in the price of gold.

Each outstanding unit represents an equal, fractional, undivided ownership interest in the net assets of the Trust attributable to the units. As the Trust does not expect to generate any net income and will sell physical gold bullion over time to pay for its ongoing expenses and to cover certain redemptions, the NAV will gradually decline over time. This is true even if additional units are issued in future offerings of units by the Trust from time to time, as the amount of gold acquired by the proceeds of any such future offering of units will proportionately reflect the amount of gold represented by such units. Assuming a constant gold price, the trading price of the units is expected to gradually decline relative to the price of gold as the amount of gold represented by the units gradually declines. The units will only maintain their original value if the price of gold increases enough to offset the Trust's expenses.

Investors should be aware that the gradual decline in the amount of physical gold bullion held by the Trust will occur regardless of whether the trading price of the units rises or falls in response to changes in the price of gold. The estimated ordinary operating expenses of the Trust, which accrue daily, are described in Item 4.B – Information on the Company – Business Overview.

The sale of the Trust's physical gold bullion to pay expenses or to cover certain redemptions at a time of low gold prices could adversely affect the value of the units.

Sprott Asset Management LP, to whom we will refer as the Manager, will sell physical gold bullion held by the Trust to pay Trust expenses or to cover certain redemptions on an as-needed basis irrespective of then-current gold prices, and no attempt will be made to buy or sell physical gold bullion to protect against or to take advantage of fluctuations in the price of gold. Consequently, the Trust's physical gold bullion may be sold at a time when the gold price is low. Sales of physical gold bullion at relatively lower gold prices will have an adverse effect on the value of the net assets of the Trust and the NAV.

The Trust does not insure its assets and there may not be adequate sources of recovery if its gold is lost, damaged, stolen or destroyed.

The Trust does not insure its assets, including the physical gold bullion stored at the Mint. Consequently, if there is a loss of assets of the Trust through theft, destruction, fraud or otherwise, the Trust and unitholders will need to rely on insurance carried by applicable third parties, if any, or on such third party's ability to satisfy any claims against it. However, the amount of insurance available or the financial resources of a responsible third party may not be sufficient to satisfy the Trust's claim against such party. Also, unitholders are unlikely to have any right to assert a claim directly against such third party; such claims may only be asserted by the Trustee on behalf of the Trust. In addition, if a loss is covered by insurance carried by a third party, the Trust, which is not a beneficiary on such insurance, may have to rely on the efforts of the third party to recover its loss. This may delay or hinder the Trust's ability to recover its loss in a timely manner or otherwise.

A loss with respect to the Trust's gold that is not covered by insurance and for which compensatory damages cannot be recovered would have a negative impact on the NAV and would adversely affect an investment in the units. In addition, any event of loss may adversely affect the operations of the Trust and, consequently, an investment in the units.

If there is a loss, damage or destruction of the Trust's physical gold bullion in the custody of the Mint and the Trust does not give timely notice, all claims against the Mint will be deemed waived.

In the event of loss, damage or destruction of the Trust's physical gold bullion in the Mint's custody, care and control, the Trust must give written notice to the Mint within five Mint business days (a Mint business day means any day other than a Saturday, Sunday or a holiday observed by the Mint) after the discovery by the Trust of any such loss, damage or destruction, but in any event no more than 30 days after the delivery by the Mint to the Trust of an inventory statement in which the discrepancy first appears. If such notice is not given in a timely manner, all claims against the Mint will be deemed to have been waived. In addition, no action, suit or other proceeding to recover any loss or shortage can be brought against the Mint unless timely notice of such loss or shortage has been given and such action, suit or proceeding will have commenced within 12 months from the time a claim is made. The loss of the right to make a claim or of the ability to bring an action, suit or other proceeding against the Mint may mean that any such loss will be non-recoverable, which will have an adverse effect on the value of the net assets of the Trust and the NAV.

RBC Dexia, the Mint, the Trustee and other service providers engaged by the Trust may not carry adequate insurance to cover claims against them by the Trust.

RBC Dexia, the Mint, the Trustee and other service providers engaged by the Trust maintain such insurance as they deem appropriate with respect to their respective businesses and their positions as custodian, trustee or otherwise of the Trust. Unitholders cannot be assured that any of the aforementioned parties will maintain any insurance with respect to the Trust's assets held or the services that such parties provide to the Trust and, if they maintain insurance, that such insurance is sufficient to satisfy any losses incurred by them in respect of their relationship with the Trust. In addition, none of the Trust's service providers is required to include the Trust as a named beneficiary of any such insurance policies that are purchased. Accordingly, the Trust will have to rely on the efforts of the service provider to recover from their insurer compensation for any losses incurred by the Trust in connection with such arrangements.

All redemptions will be determined using U.S. dollars, which will expose redeeming non-U.S. unitholders to currency risk.

All redemptions will be determined using U.S. dollars. All redeeming unitholders will receive any cash amount to which the unitholder is entitled in connection with the redemption in U.S. dollars, and will be exposed to the risk that the exchange rate between the U.S. dollar and the other currency in which the unitholder generally operates will result in a lesser redemption amount than the unitholder would have received if the redemption amount had been calculated and delivered in such other currency. In addition, because any cash as a result of the redemption will be delivered in U.S. dollars, the redeeming unitholder may be required to open or maintain an account that can receive deposits of U.S. dollars.

In the event the Trust's physical gold bullion is lost, damaged, stolen or destroyed, recovery may be limited to the market value of the gold at the time the loss is discovered.

If there is a loss due to theft, loss, damage, destruction or fraud or otherwise with respect to the Trust's physical gold bullion held by one of the Trust's custodians and such loss is found to be the fault of such custodian, the Trust may not be able to recover more than the market value of the gold at the time the loss is discovered. If the market value of gold increases between the time the loss is discovered and the time the Trust receives payment for its loss and purchases physical gold bullion to replace the losses, less physical gold bullion will be acquired by the Trust and the value of the net assets of the Trust will be negatively affected.

A redeeming unitholder that suffers loss of, or damage to, its physical gold bullion during delivery from the Mint will not be able to claim damages from the Trust or the Mint.

If a unitholder exercises its option to redeem units for physical gold bullion, the unitholder's physical gold bullion will be transported by an armored transportation service carrier engaged by or on behalf of the redeeming unitholder. Because ownership of the physical gold bullion will transfer to such unitholder at the time the Mint surrenders the physical gold bullion to the armored transportation service carrier, the redeeming unitholder will bear the risk of loss from the moment the armored transportation service carrier takes possession of the physical gold bullion on behalf of such unitholder. In the event of any loss or damage in connection with the delivery of the physical gold bullion after such time, such unitholder will not be able to claim damages from the Trust or the Mint.

An investment in the Trust is primarily an investment in the gold assets of the Trust and is not intended as a complete investment program. An investment in the Trust may be more volatile than an investment in a more broadly diversified portfolio.

The Trust is primarily invested at all times in physical gold bullion. As a result, the Trust's holdings are not diversified. Accordingly, the NAV may be more volatile than another investment vehicle with a more broadly diversified portfolio and may fluctuate substantially over time. An investment in the Trust may be deemed speculative and is not intended as a complete investment program. An investment in units should be considered only by persons financially able to maintain their investment and who can bear the risk of loss associated with an investment in the Trust. Investors should review closely the objective and strategy, the investment and operating restrictions and the redemption provisions of the Trust as outlined herein and familiarize themselves with the risks associated with an investment in the Trust.

Under Canadian law, the Trust and unitholders may have limited recourse against the Mint.

The Mint is a Canadian Crown corporation. A Crown corporation may be sued for breach of contract or for wrongdoing in tort where it has acted on its own behalf or on behalf of the Crown. However, a Crown corporation may be entitled to immunity if it acts as agent of the Crown rather than in its own right and on its own behalf. Although the Mint has entered into the precious metals storage agreement relating to the custody of the Trust's physical gold bullion on its own behalf and not on behalf of the Crown, a court may determine that, when acting as custodian of the Trust's physical gold bullion, the Mint acted as agent of the Crown and, accordingly, that the Mint may be entitled to immunity of the Crown. Consequently, the Trust or a unitholder may not be able to recover for any losses incurred as a result of the Mint's acting as custodian of the Trust's physical gold bullion.

A notice of redemption is irrevocable.

In order to redeem units for cash or gold, a unitholder must provide a notice of redemption to the Trust's transfer agent. Except when redemptions have been suspended by the Manager, once a notice of redemption has been received by the transfer agent, it can no longer be revoked by the unitholder under any circumstances, though it may be rejected by the transfer agent if it does not comply with the requirements for a notice of redemption. See "Redemption of Units."

The Mint may become a private enterprise, in which case its obligations will not constitute the unconditional obligations of the Government of Canada.

In the past, there has been speculation regarding whether the Government of Canada might privatize the Mint. Although the Manager is not currently aware of any active proposals to do so, there can be no assurance that the Mint will remain a Crown corporation. If the Mint were to become a private entity, its obligations would no longer generally constitute unconditional obligations of the Government of Canada and, although it would continue to be responsible for and bear the risk of loss of, and damage to, the Trust's physical gold bullion that is in its custody, there would be no assurance that the Mint would have the resources to satisfy claims of the Trust against the Mint based on a loss of, or damage to, the Trust's physical gold bullion in the custody of the Mint.

The Trust may terminate and liquidate at a time that is disadvantageous to unitholders.

If the Trust is required to terminate and liquidate or the Manager determines to terminate and liquidate the Trust, such termination and liquidation could occur at a time which is disadvantageous to unitholders, such as when gold prices are lower than the gold prices at the time when unitholders purchased their units. In such a case, when the Trust's physical gold bullion is sold as part of the Trust's liquidation, the resulting proceeds distributed to unitholders will be less than if gold prices were higher at the time of sale. In certain circumstances, the Manager has the ability to terminate the Trust without the consent of unitholders. The Manager's interests may differ from those of the unitholders, and the Manager may terminate the Trust at a time that is not advantageous for the unitholder.

The units may trade at a price which is at, above or below the NAV, and any discount or premium in the trading price relative to the NAV may widen as a result of non-concurrent trading hours between the COMEX, the NYSE Arca and the TSX.

Units may trade in the market at a premium or discount to the NAV and there can be no assurance that units will trade at a price equal to the NAV. This risk is separate and distinct from the risk that the NAV may decrease.

The amount of the discount or premium in the trading price relative to the NAV may be influenced by non-concurrent trading hours between the COMEX division of the New York Mercantile Exchange, which is the U.S. exchange on which gold for physical delivery is traded, and the NYSE Arca and the TSX. While the units will trade on the NYSE Arca and the TSX until 4:00 p.m. Eastern time, liquidity in the global gold market will be reduced after the close of the COMEX division of the New York Mercantile Exchange at 1:30 p.m. Eastern time. As a result, during this time, trading spreads, and the resulting premium or discount to the NAV may widen.

The Trust may suspend redemptions, which may affect the trading price of the units.

In certain circumstances, the Manager, on behalf of the Trust, may suspend the right of unitholders to request a redemption of their units or postpone the date of delivery or payment of the redemption proceeds of the Trust (whether physical gold bullion and/or cash, as the case may be) with the prior approval of Canadian securities regulatory authorities having jurisdiction, where required. Such circumstances include any period during which the Manager determines that conditions exist which render impractical the sale of assets of the Trust or which impair the ability of the Manager to determine the value of the assets of the Trust or the redemption amount for the units. This may affect the trading price of the units at a time when an investor wishes to sell its units on the NYSE Arca or the TSX. Accordingly, units may not be an appropriate investment for investors who seek immediate liquidity.

Future governmental decisions may have significant impact on the price of physical gold bullion.

Generally, gold prices reflect the supply and demand of available physical gold bullion. Governmental decisions, such as the executive order issued by the President of the United States in 1933 requiring all persons in the United States to deliver physical gold bullion to the Federal Reserve or the abandonment of the gold standard by the United States in 1971, have been viewed as having significant impact on the supply and demand of physical gold bullion and the price of physical gold bullion. Future governmental decisions may have an impact on the price of physical gold bullion, and may result in a significant decrease or increase in the value of the net assets of the Trust and the NAV.

The market for units and the liquidity of units may be adversely affected by competition from other methods of investing in gold.

The Trust competes with other financial vehicles, including traditional debt and equity securities issued by companies in the gold industry and other securities backed by or linked to gold, direct investments in gold and investment vehicles similar to the Trust. Market and financial conditions, and other conditions beyond the Manager's control, may make it more attractive to invest in other financial vehicles or to invest in gold directly, which could limit the market for the units and reduce the liquidity of the units and, accordingly, the price received for sales of units on the NYSE Arca or the TSX.

Crises may motivate large-scale sales of gold, which could decrease the price of gold and adversely affect an investment in the units.

The possibility of large-scale distress sales of gold in times of crisis may have a negative impact on the price of gold and adversely affect an investment in the units. For example, the 2008 financial credit crisis resulted in significantly depressed prices of gold due to forced sales and deleveraging from institutional investors such as hedge funds and pension funds. Crises in the future may impair gold's price performance which would, in turn, adversely affect an investment in the units.

The Trust may be forced to sell physical gold bullion earlier than anticipated.

The Trust has retained cash from the net proceeds of its offerings in an amount not in excess of 3% of the net proceeds of the offerings in order to provide available funds for expenses. If the Trust's expenses are higher than estimated, the Trust may need to sell physical gold bullion earlier than anticipated to meet its expenses. Such accelerated sales may result in a reduction of the NAV and the trading price of the units.

Unitholders do not have the protections associated with ownership of shares in an investment company registered under the Investment Company Act or the protections afforded by the Commodity Exchange Act.

The Trust is not registered as an investment company under the Investment Company Act of 1940, as amended, and is not required to register under such act. Consequently, unitholders do not have the regulatory protections provided to investors in investment companies. The Trust does not and will not hold or trade in commodity futures contracts regulated by the Commodity Exchange Act of 1936, as administered by the U.S.Commodity Futures Trading Commission, to which we will refer as the CFTC. Furthermore, the Trust is not a commodity pool for purposes of the Commodity Exchange Act, and none of the Manager, the Trustee or the underwriters is subject to regulation by the CFTC as a commodity pool operator or a commodity trading advisor in connection with the units. Consequently, unitholders do not have the regulatory protections provided to investors in Commodity Exchange Act-regulated instruments or commodity pools.

Substantial sales of gold by the official sector could adversely affect an investment in the units.

The official sector consists of central banks, other governmental agencies and multi-lateral institutions that buy, sell and hold gold as part of their reserve assets. The official sector holds a significant amount of gold, some of which is static, meaning that it is held in vaults and is not bought, sold, leased or swapped or otherwise available in the open market. Several central banks and multi-lateral institutions have sold portions of their gold reserves in recent years, with the result being that the official sector, taken as a whole, has been a net supplier of gold to the open market. In the event that future economic, political or social conditions or pressures require members of the official sector to liquidate their gold assets all at once or in an uncoordinated manner, the demand for gold may not be sufficient to accommodate the sudden increase in the supply of gold to the market. Consequently, the price of gold may decline which may adversely affect an investment in the units.

The Manager and its affiliates also manage other funds that invest in physical gold bullion and other assets that may be held by the Trust, and conflicts of interest by the Manager or its affiliates may occur.

The Manager is responsible for the day-to-day business and operation of the Trust and, therefore, exercises significant control over the Trust. The Manager may have different interests than the unitholders and consequently may act in a manner that is not advantageous to unitholders at any particular time.

The Manager and its general partner, the general partner's directors and officers, and their respective affiliates and associates may engage in the promotion, management or investment management of other accounts, funds or trusts that invest primarily in physical gold bullion. The Manager currently manages 21 mutual funds and hedge funds, approximately half of which include physical gold bullion as part of their portfolios. One of these mutual funds, a Canadian public mutual fund called the Sprott Gold Bullion Fund, has an investment objective and strategy to hold physical gold bullion, similar to the Trust. Although officers, directors and professional staff of the Manager devote as much time to the Trust as is deemed appropriate to perform their duties, the staff of the Manager may have conflicts in allocating their time and services among the Trust and the other accounts, funds or trusts managed by the Manager.

The Trust's obligation to reimburse the Trustee, the Manager, or certain parties related to them for certain liabilities could adversely affect an investment in the units.

Under certain circumstances, the Trust might be subject to significant indemnification obligations in favor of the Trustee, the Manager, or certain parties related to them. The Trust does not carry any insurance to cover such potential obligations and, to the Manager's knowledge, none of the foregoing parties are insured for losses for which the Trust has agreed to indemnify them. Any indemnification paid by the Trust would reduce the value of net assets of the Trust and, accordingly, the NAV.

Unitholders are not entitled to participate in management of the Trust.

Unitholders are not entitled to participate in the management or control of the Trust or its operations, except to the extent of exercising their right to vote their units when applicable. Unitholders do not have any input into the Trust's daily activities.

The rights of unitholders differ from those of shareholders of a corporation.

Because the Trust is organized as a trust rather than a corporation, the rights of unitholders are set forth in the trust agreement rather than in a corporate statute. This means that unitholders do not have the statutory rights normally associated with the ownership of shares in an Ontario corporation. For example, the Trust is not subject to minimum quorum requirements, is not required to hold annual meetings, and has no officers or directors. In addition, although unitholders have the right to vote on matters brought before unitholders in accordance with the trust agreement, unitholders do not have a right to elect the Manager, though unitholders do have the right to remove the Manager in certain circumstances. In addition, unitholders do not have the right to bring "oppression" or "derivative" suits.

The investment objective and restrictions of the Trust and the attributes of a particular class or series of a class of units of the Trust may be changed by way of an extraordinary resolution of all unitholders and unitholders of such class or series of a class of units, respectively.

The investment objective and restrictions of the Trust and the attributes of a particular class or series of a class of units may be changed with the approval, in person or by proxy, of all unitholders and unitholders holding units of that class or series of a class, as the case may be, representing in aggregate not less than 66 2/3% of the value of the net assets of the Trust or that class or series of a class of the Trust, respectively, as determined in accordance with the trust agreement, at a duly constituted meeting of unitholders, or at any adjournment thereof, called and held in accordance with the trust agreement, or a written resolution signed by unitholders holding units representing in aggregate not less than 66 2/3% of the value of the net assets of the Trust or of that class or series of a class of the Trust, as determined in accordance with the trust agreement. Such changes to the investment objective or restrictions of the Trust or the attributes of the units may be more favorable or less favorable to you than the investment objective or restrictions of the Trust or the attributes of the units, as the case may be. There can be no assurance that the value of the units sold hereby will not decrease as a result of such changes.

Substantial redemptions of units may affect the liquidity and trading price of units and increase the pro rata expenses per unit.

Substantial redemptions of units could result in a decrease in the trading liquidity of the units and increase the amount of Trust expenses allocated to each remaining unit. Such increased expenses may reduce the value of the net assets of the Trust, the NAV and the trading price of the units.

Fluctuation in foreign exchange rates may have an adverse effect on the Trust and on the trading price of the units.

The Trust maintains its accounting records, purchases gold and reports its financial position and results in U.S. dollars. However, certain of the Trust's expenses are paid in Canadian dollars. An increase in the value of the Canadian dollar would increase the reported expenses of the Trust that are payable in Canadian dollars, which could result in the Trust being required to sell more physical gold bullion to pay its expenses. Further, such appreciation could adversely affect the Trust's reported financial results, which may have an adverse effect on the trading price of the units.

The Trust expects to be a passive foreign investment company, which may have adverse U.S. federal income tax consequences to U.S. Holders who do not make certain elections.

Based on its method of operation, the Trust believes that it is currently treated as a passive foreign investment company, to which we will refer as a PFIC, for U.S. federal income tax purposes. Therefore, a U.S. Holder of the units (as defined under "Item 10.E. – Additional Information – Taxation – U.S. Federal Income Tax Considerations") that does not make a QEF election or a mark-to-market election with respect to the units generally are liable to pay U.S. federal income tax at the highest income tax rates on ordinary income plus interest upon excess distributions and upon any gain from the disposition of the units as if the excess distribution or gain had been recognized ratably over the U.S. Holder's holding period for the units. A U.S. Holder generally may mitigate these U.S. federal income tax consequences by making a QEF election, or, to a lesser extent, a mark-to-market election. See Item 10.E. – Additional Information – Taxation – U.S. Federal Income Tax Considerations.

A U.S. Holder that makes a QEF election with respect to his, her or its Trust units may be required to include amounts in income for U.S. federal income tax purposes if any holder redeems units for cash or physical gold bullion.

As noted above, a U.S. Holder, as defined below, generally may mitigate the U.S. federal income tax consequences under the PFIC rules of holding units of the Trust by making a QEF election. A U.S. Holder that makes a QEF election must report each year for U.S. federal income tax purposes his, her or its pro rata share of the Trust's ordinary earnings and the Trust's net capital gain, if any, regardless of whether or not distributions were received from the Trust by the U.S. Holder. If any holder redeems units for physical gold bullion (regardless of whether the holder requesting redemption is a U.S. Holder or has made a QEF election), the Trust will be treated as if it sold the physical gold bullion for its fair market value. As a result, all the U.S. Holders who have made a QEF election will be required to currently include in their income their pro rata share of the Trust's gain from such deemed disposition (which generally will be taxable to non-corporate U.S. Holders at a maximum rate of 28% under current law if the Trust has held the physical gold bullion for more than one year), even though such deemed disposition is not attributable to any action on their part. If any holder redeems units for cash and the Trust sells physical gold bullion to fund the redemption (regardless of whether the holder requesting redemption is a U.S. Holder or has made a QEF election), all the U.S. Holders who have made a QEF election similarly will include in their income their pro rata share of the Trust's gain from the sale of the physical gold bullion, which will be taxable as described above, even though the Trust's sale of physical gold bullion is not attributable to any action on their part.

Unitholders may be liable for obligations of the Trust to the extent the Trust's obligations are not satisfied out of the Trust's assets.

The trust agreement provides that no unitholder will be subject to any liability whatsoever, in tort, contract or otherwise, to any person in connection with the investment obligations, affairs or assets of the Trust and all such persons will look solely to the Trust's assets for satisfaction of claims of any nature arising out of or in connection therewith. Also, under the Trust Beneficiaries' Liability Act, 2004 (Ontario), holders of units of a trust governed by the laws of the Province of Ontario that is a reporting issuer under the Securities Act (Ontario) (as the trust is) are not, as beneficiaries, liable for any act, default, obligation or liability of the trust. Notwithstanding the above, there is a risk that a unitholder could be held personally liable for obligations of the Trust to the extent that claims are not satisfied out of the assets of the Trust if a court finds (i) that Ontario law does not govern the ability of a third party to make a claim against a beneficiary of a trust and that the applicable governing law permits such a claim, or (ii) that the unitholder was acting in a capacity other than as a beneficiary of the trust. In the event that a unitholder should be required to satisfy any obligation of the Trust, under the trust agreement, such unitholder will be entitled to reimbursement from any available assets of the Trust.

Canadian registered plans that redeem their units for physical gold bullion may be subject to adverse consequences.

Physical gold bullion received by a Canadian registered plan, such as a registered retirement savings plan, on a redemption of units for physical gold bullion will not be a qualified investment for such plan. Accordingly, such plans (and in the case of certain plans, the annuitants or beneficiaries thereunder or holders thereof) may be subject to adverse Canadian tax consequences including, in the case of registered education savings plans, revocation of such plans.

If the Trust ceases to qualify as a mutual fund trust for Canadian income tax purposes, it or the unitholders could become subject to material adverse consequences.

In order to qualify as a mutual fund trust under the Income Tax Act (Canada), to which we will refer as the Tax Act, the Trust must comply with various requirements contained in the Tax Act, including (in many or most circumstances) requirements to hold substantially all its property in assets (such as physical gold bullion and cash) that are not "taxable Canadian property," and to restrict its undertaking to the investing of its funds. If the Trust were to cease to qualify as a mutual fund trust (whether as a result of a change of law or administrative practice, or due to its failure to comply with the current Canadian requirements for qualification as a mutual fund trust), it may experience various potential adverse consequences, including being subject to a deemed realization of its assets for their fair market value every 21 years, becoming subject to a requirement to withhold tax on distributions made to non-resident unitholders of any capital gains realized from the dispositions of physical gold bullion and the units not qualifying for investment by Canadian registered plans.

If the Trust were to carry on a business in Canada in a taxation year or acquire securities that were "non-portfolio properties," it could become subject to tax at full corporate tax rates on some or all of its income for that year.

The Manager anticipates that the Trust will make sufficient distributions in each year of any income (including taxable capital gains) realized by the Trust for Canadian tax purposes in the year so as to ensure that it will not be subject to Canadian income tax on such income. However, such income generally will become subject to Canadian income tax at full corporate rates if the Trust becomes a specified investment flow-through, to which we will refer as a SIFT, trust, even if distributed in full. If the Trust, contrary to its investment restrictions, were to carry on a business in Canada in a taxation year and use its property in the course of any such business, or acquire securities that were "non-portfolio properties," it could become a SIFT trust. Although the activities of the Trust are intended to avoid having the Trust characterized as a SIFT trust, it may be possible that the Canada Revenue Agency would take a different (and adverse) view of this issue. If the Trust were a SIFT trust for a taxation year of the Trust, it would effectively be taxed similarly to a corporation on income and capital gains in respect of such non-portfolio properties at a combined federal/provincial tax rate comparable to rates that apply to income earned and distributed by Canadian corporations. Distributions of such income received by unitholders would be treated as dividends from a taxable Canadian corporation.

If the Trust treats distributed gains as being on capital account and Canada Revenue Agency later determines that the gains were on income account, then Canadian withholding taxes would apply to the extent that the Trust has distributed the gains to non-resident unitholders and Canadian resident unitholders could be reassessed to increase their taxable income. Any taxes borne by the Trust itself would reduce the NAV and the trading prices of the units.

The Manager anticipates that the Trust generally will treat gains (or losses) as a result of dispositions of physical gold bullion as capital gains (or capital losses), although depending on the circumstances, it may instead include (or deduct) the full amount of such gains in computing its income. If any transactions of the Trust are reported by it on capital account but are subsequently determined by the Canada Revenue Agency to be on income account, there may be an increase in the net income of the Trust for tax purposes and the taxable component of redemption proceeds (or any other amounts) distributed to unitholders, with the result that Canadian-resident unitholders could be reassessed by the Canada Revenue Agency to increase their taxable income by the amount of such increase, and non-resident unitholders potentially could be assessed directly by the Canada Revenue Agency for Canadian withholding tax on the amount of net gains on such transactions that were treated by the Canada Revenue Agency as having been distributed to them. Furthermore, any gains that on the date of this annual report have already accrued to the Trust on its holdings of gold bullion would generally have the effect of increasing such taxable component of redemption proceeds, even where the redeeming unitholder purchased its units under the Trust's initial public or follow-on offerings. The Canada Revenue Agency can assess the Trust for a failure of the Trust to withhold tax on distributions made by it to non-resident unitholders that are subject to withholding tax, and typically would do so rather than assessing the non-resident unitholders directly. Accordingly, any such re-determination by the Canada Revenue Agency may result in the Trust being liable for unremitted withholding taxes on prior distributions made to unitholders who were not resident in Canada for the purposes of the Tax Act at the time of the distribution. As the Trust may not be able to recover such withholding taxes from the non-resident unitholders whose units were redeemed, payment of any such amounts by the Trust would reduce the NAV and the trading prices of the units.

A unitholder may be unable to bring actions or enforce judgments against the Trust, the Trustee, the Manager, the Manager's general partner or any of their officers and directors under U.S. federal securities laws in Canada or to serve process on any of them in the United States.

Each of the Trust, the Trustee, the Manager, and the Manager''s general partner is organized under the laws of the Province of Ontario, Canada, and all of their executive offices and administrative activities and assets are located outside the United States. In addition, the directors and officers of the Trustee and the Manager's general partner are residents of jurisdictions other than the United States and all or a substantial portion of the assets of those persons are or may be located outside the United States. As a result, a unitholder may be unable to serve legal process within the United States upon any of the Trust, the Trustee, the Manager or the Manager's general partner or any of their directors or officers, as applicable, or enforce against them in the appropriate Canadian courts judgments obtained in United States courts, including judgments predicated upon the civil liability provisions of the federal securities laws of the United States, or bring an original action in the appropriate Canadian courts to enforce liabilities against the Trust, the Trustee, the Manager, the Manager's general partner or any of their directors of officers, as applicable, based upon the U.S. federal securities laws.

ITEM 4 - INFORMATION ON THE COMPANY

A. History and Development of the Trust

Sprott Physical Gold Trust was established on August 28, 2009 under the laws of the Province of Ontario, Canada, pursuant to a trust agreement dated as of August 28, 2009, as amended and restated as of December 7, 2009 and as further amended and restated as of February 1, 2010. The Trust sold in the aggregate 44,250,000 units in March 2010 in connection with its initial public offering. The Trust sold an additional 24,840,000units in connection with its follow-on offering completed on June 1, 2010. The Trust was created to invest and hold substantially all of its assets in physical gold bullion. Many investors are unwilling to invest directly in physical gold bullion due to inconveniences such as transaction, handling, storage, insurance and other costs that are typical of a direct investment in physical gold bullion. The Trust seeks to provide a secure, convenient and exchange-traded investment alternative for investors interested in holding physical gold bullion without the inconvenience that is typical of a direct investment in physical gold bullion. The Trust invests primarily in long-term holdings of unencumbered, fully allocated, physical gold bullion and will not speculate with regard to short-term changes in gold prices. The Trust does not anticipate making regular cash distributions to unitholders.

The Trust's office is located at Suite 2700, South Tower, Royal Bank Plaza, 200 Bay Street, Toronto, Ontario, Canada M5J 2J1. The Manager's office is located at Suite 2700, South Tower, Royal Bank Plaza, 200 Bay Street, Toronto, Ontario, Canada M5J 2J1 and its telephone number is (416) 362-7172. RBC Dexia Investor Services Trust, to which we will refer as RBC Dexia, the Trust's trustee, is located at 155 Wellington Street West, Street Level, Toronto, Ontario, Canada M5V 3L3. The custodian for the Trust's physical gold bullion, the Royal Canadian Mint, is located at 320 Sussex Drive, Ottawa, Ontario, Canada K1A 0G8, and the custodian for the Trust's assets other than physical gold bullion, RBC Dexia, is located at 155 Wellington Street West, Street Level, Toronto, Ontario, Canada M5V 3L3.

B. Business Overview

The Trust is authorized to issue an unlimited number of units in one or more classes and series of units. Each unit of a class represents an undivided ownership interest in the net assets of the Trust attributable to that class or series of a class of units. Units are transferable and redeemable at the option of the unitholder in accordance with the provisions set forth in the trust agreement. All units of the same class or series of a class have equal rights and privileges with respect to all matters, including voting, receipt of distributions from the Trust, liquidation and other events in connection with the Trust. Units and fractions of units will be issued only as fully paid and non-assessable. The units offered hereby will have no preference, conversion, exchange or pre-emptive rights. Each whole unit of a particular class or series of a class entitles the holder thereof to one vote at meetings of unitholders where all classes vote together and to one vote at meetings of unitholders where that particular class or series of a class of unitholders votes separately as a class or series of a class.

Sprott Asset Management LP is the Manager and RBC Dexia, a trust company organized under the laws of Canada, is the trustee of the Trust. The fiscal year-end of the Trust is December 31.

The Trust is considered a mutual fund under Canadian securities legislation. The Trust is not registered as an investment company under the Investment Company Act of 1940 and is not a commodity pool for purposes of the Commodity Exchange Act of 1936, and neither the Manager nor the Trustee is subject to regulation by the CFTC as a commodity pool operator or commodity trading advisor in connection with the units.

The Trust employs two custodians. The Royal Canadian Mint, a Canadian Crown corporation, acts as custodian for the Trust's physical gold bullion, pursuant to a precious metals storage agreement between the Manager, for and on behalf of the Trust, and the Mint, to which we will refer as the Precious Metals Storage Agreement. RBC Dexia acts as custodian of the Trust's assets other than physical gold bullion pursuant to the trust agreement.

The Trust sold 44,250,000 units in the aggregate in March 2010 in connection with the initial public offering. The Trust sold an additional 24,840,000 units in connection with its follow-on offering completed on June 1, 2010. The Trust was created to invest and hold substantially all of its assets in physical gold bullion. The Trust seeks to provide a secure, convenient and exchange-traded investment alternative for investors interested in holding physical gold bullion without the inconvenience that is typical of a direct investment in physical gold bullion. The Trust invests primarily in long-term holdings of unencumbered, fully allocated, physical gold bullion and will not speculate with regard to short-term changes in gold prices. The Trust does not anticipate making regular cash distributions to unitholders. Sprott Asset Management LP is the sponsor and promoter of the Trust and serves as manager of the Trust pursuant to a management agreement with the Trust. The material terms of the trust agreement and the management agreement are discussed in greater detail in Item 4.B – Information on the Company – Business Overview – Investment and Operating Restrictions and Item 10.B – Additional Information – Trust Agreement. Each outstanding unit represents an equal, fractional, undivided ownership interest in the net assets of the Trust attributable to the particular class of units. Expected advantages of investing in the units include:

•           Convenient Way to Own Physical Gold Bullion. The Trust's units are listed on the NYSE Arca and on the TSX. The Trust provides institutional and retail investors with indirect access to the physical gold bullion market while providing them with the liquidity of an exchange traded security. The units may be bought and sold on the NYSE Arca and the TSX like any other exchange-listed securities.

•           Investment in Physical Gold Bullion Only. Except with respect to cash held by the Trust to pay expenses and anticipated redemptions, the Trust currently owns and expects to own only London Good Delivery physical gold bullion. The Manager currently holds and intends to continue to invest and hold 97% of the total net assets of the Trust in physical gold bullion in London Good Delivery bar form. The Trust does not invest in gold certificates or other financial instruments that represent gold or that may be exchanged for gold.

•           Lower Transaction Costs.  The Manager expects that, for many investors, costs associated with buying and selling the units in the secondary market and the payment of the Trust's ongoing expenses will be lower than the costs associated with buying and selling physical gold bullion and storing and insuring physical gold bullion in a traditional allocated gold bullion account.

•           Ability to Redeem Units for Physical Gold Bullion.  Unitholders have the ability, on a monthly basis, to redeem their units for physical gold bullion for a redemption price equal to 100% of the NAV of the redeemed units, less redemption and delivery expenses, including the handling of the notice of redemption, the delivery of the physical bullion for units that are being redeemed and the applicable gold storage in-and-out fees, and subject to certain minimum redemption amounts.

•           Storage at the Royal Canadian Mint.  The Trust's physical gold bullion is and will be fully allocated and stored at the Royal Canadian Mint, to which we will refer as the Mint. The Mint is a Canadian Crown corporation, which acts as an agent of the Canadian Government, and its obligations generally constitute unconditional obligations of the Canadian Government. The Mint is responsible for and bears the risk of loss of, and damage to, the Trust's physical gold bullion that is in the custody of the Mint. The physical gold bullion is subject to periodic inspection and audits. Under certain circumstances, the liability of the Mint may be limited. See "Item 3.D. – Key Information – -Risk Factors."

•           Experienced Manager.  The Trust is administered by Sprott Asset Management LP. The Manager is a licensed portfolio manager that is wholly-owned by Sprott Inc., a public company whose shares are listed on the TSX. The Manager has considerable experience and a long track record of investing in physical gold bullion on behalf of investors.

•           Potential Tax Advantage For Certain U.S. Investors.  Any gains realized on the sale of units by an investor that is an individual, trust or estate, including such investors that own units through partnerships and other pass-through entities for U.S. federal income tax purposes, may be taxable as long-term capital gains (at a maximum rate of 15% under current law, compared to a long-term capital gains tax rate of 28% applicable to the disposition of physical gold bullion and other "collectibles" held for more than one year), provided that such U.S. investor has held the units for more than one year at the time of the sale and such U.S. investor has made a timely and valid Qualified Electing Fund, to which we will refer as QEF, election with respect to the units.

•           Benefits of Investing in Gold.  Investment in gold may provide several benefits to investors. Gold may assist in protecting a portfolio from inflation, financial collapse and currency devaluation. Gold has a negative or low correlation with many other asset classes, making it an effective portfolio diversifier. In particular, given that gold prices have generally increased during times of U.S. dollar decline and during inflationary periods, gold may provide a hedge against purchasing power erosion. In addition, over the past ten years, gold has outperformed equity indices such as the S&P 500 Index, the S&P/TSX Composite Index, the MSCI EAFE Index and the S&P Global Gold Index.

Investing in the units does not insulate the investor from risks, including price volatility. See Item 3.D. – Risk Factors.

Investment and Operating Restrictions

In making investments on behalf of the Trust, the Manager is subject to certain investment and operating restrictions, to which we will refer as the Investment and Operating Restrictions, and which are set out in the trust agreement. The Investment and Operating Restrictions may not be changed without the prior approval of unitholders by way of an extraordinary resolution, which must be approved, in person or by proxy, by unitholders holding units representing in aggregate not less than 66 2/3% of the value of the net assets of the Trust as determined in accordance with the trust agreement, at a duly constituted meeting of unitholders, or at any adjournment thereof, called and held in accordance with the trust agreement, or a written resolution signed by unitholders holding units representing in aggregate not less than 66 2/3% of the value of the net assets of the Trust as determined in accordance with the trust agreement, unless such change or changes are necessary to ensure compliance with applicable laws, regulations or other requirements imposed from time to time by applicable securities regulatory authorities.

The Investment and Operating Restrictions provide that the Trust:

(a) will invest in and hold a minimum of 90% of the total net assets of the Trust in physical gold bullion in London Good Delivery bar form and hold no more than 10% of the total net assets of the Trust, at the discretion of the Manager, in physical gold bullion (in London Good Delivery bar form or otherwise), gold coins, debt obligations of or guaranteed by the Government of Canada or a province of Canada or by the Government of the United States of America or a state thereof, short-term commercial paper obligations of a corporation or other person whose short-term commercial paper is rated R-1 (or its equivalent, or higher) by Dominion Bond Rating Service Limited or its successors or assigns or F1 (or its equivalent, or higher) by Fitch Ratings or its successors or assigns or A-1 (or its equivalent, or higher) by Standard & Poor's or its successors or assigns or P-1 (or its equivalent, or higher) by Moody's Investor Service or its successors or assigns, interest-bearing accounts and short-term certificates of deposit issued or guaranteed by a Canadian chartered bank or trust company, money market mutual funds, short-term government debt or short-term investment grade corporate debt, or other short-term debt obligations approved by the Manager from time to time (for the purpose of this paragraph, the term "short-term" means having a date of maturity or call for payment not more than 182 days from the date on which the investment is made), except during the 60-day period following the closing of additional offerings or prior to the distribution of the assets of the Trust;

(b) will store all physical gold bullion owned by the Trust at the Mint or in the treasury vaults of a Schedule I Canadian chartered bank or an affiliate or division thereof in Canada on a fully allocated basis, provided that the physical gold bullion held in London Good Delivery bar form may be stored with a custodian only if the physical gold bullion will remain London Good Delivery while with that custodian;

(c) will not hold any "taxable Canadian Property" within the meaning of the Tax Act;

(d) will not purchase, sell or hold derivatives;

(e) will not issue units except (i) if the net proceeds per unit to be received by the Trust are not less than 100% of the most recently calculated NAV prior to, or upon, the determination of the pricing of such issuance or (ii) by way of unit distribution in connection with an income distribution;

(f) will ensure that no part of the stored physical gold bullion may be delivered out of safekeeping by the Mint or, if the physical gold bullion is held by another custodian, that custodian, without receipt of an instruction from the Manager in the form specified by the Mint or such other custodian indicating the purpose of the delivery and giving direction with respect to the specific amount;

(g) will ensure that no director or officer of the Manager or the Manager's general partner, or representative of the Trust or the Manager will be authorized to enter into the physical gold bullion storage vaults without being accompanied by at least one representative of the Mint or, if the physical gold bullion is held by another custodian, that custodian, as the case may be;

(h) will ensure that the physical gold bullion remains unencumbered;

(i) will inspect or cause to be inspected the stored physical gold bullion periodically on a spot inspection basis and, together with a representative of the Trust's external auditor, physically audit each bar annually to confirm the bar number;

(j) will not guarantee the securities or obligations of any person other than the Manager, and then only in respect of the activities of the Trust;

(k) in connection with requirements of the Tax Act, will not make or hold any investment that would result in the Trust failing to qualify as a "mutual fund trust" within the meaning of the Tax Act;

(l) in connection with requirements of the Tax Act, will not invest in any security that would be a tax shelter investment within the meaning of section 143.2 of the Tax Act;

(m) in connection with requirements of the Tax Act, will not invest in the securities of any non-resident corporation, trust or other non-resident entity (or of any partnership that holds such securities) if the Trust (or the partnership) would be required to mark its investment in such securities to market in accordance with the proposed section 94.2 of the Tax Act or to include any significant amounts in income pursuant to proposed sections 94.1 or 94.3 of the Tax Act or invest in any non-resident trust other than an "exempt foreign trust" as set forth in Bill C-10, which was previously before the Canadian Parliament (or amendments to such proposals or provisions as enacted into the law or successor provisions thereto);

(n) in connection with requirements of the Tax Act, will not invest in any security of an issuer that would be foreign affiliate of the Trust for purposes of the Tax Act; and

(o) in connection with requirements of the Tax Act, will not carry on any business and make or hold any investments that would result in the Trust itself being subject to the tax for SIFT trusts as provided for in section 122 of the Tax Act, to which we will refer as the SIFT Rules.

Fees and Expenses

This table lists the fees and expenses that the Trust pays for the continued operation of its business and that a unitholder may have to pay if it invests in the Trust. Payment of these fees and expenses will reduce the value of a unitholder's investment in the Trust. A unitholder will have to pay fees and expenses directly if a unitholder redeems its units for physical gold bullion.

Fees and Expenses Payable by the Trust

Type of Fee	Amount and Description
Management Fee:

The Trust pays the Manager a monthly management fee equal to 1/12 of 0.35% of the value of net assets of the Trust (determined in accordance with the trust agreement), plus any applicable Canadian taxes. The management fee is calculated and accrued daily and payable monthly in arrears on the last day of each month.

Operating Expenses:

Except as otherwise described herein and subject to the expense cap described below, the Trust is responsible for all costs and expenses incurred in connection with the on-going operation and administration of the Trust including, but not limited to: the fees and expenses payable to and incurred by the Trustee, the Manager, any investment manager, the Mint, RBC Dexia as custodian, any sub-custodians, the registrar, the transfer agent and the valuation agent of the Trust; transaction and handling costs for the physical gold bullion; storage fees for the physical gold bullion; custodian settlement fees; counterparty fees; legal, audit, accounting, bookkeeping and record-keeping fees and expenses; costs and expenses of reporting to unitholders and conducting unitholder meetings; printing and mailing costs; filing and listing fees payable to applicable securities regulatory authorities and stock exchanges; other administrative expenses and costs incurred in connection with the Trust's continuous disclosure public filing requirements and investor relations; any applicable Canadian taxes payable by the Trust or to which the Trust may be subject; interest expenses and borrowing costs, if any; brokerage expenses and commissions; costs and expenses relating to the issuance of units; costs and expenses of preparing financial and other reports; any expenses associated with the implementation and on-going operation of the independent review committee of the Trust; costs and expenses arising as a result of complying with all applicable laws; and any expenditures incurred upon the termination of the Trust.

Other Fees and Expenses:

The Trust is responsible for the fees and expenses of any action, suit or other proceedings in which, or in relation to which, the Trustee, the Manager, the Mint, RBC Dexia as custodian, any sub-custodians, the valuation agent, the registrar and transfer agent or the underwriters for its offerings and/or any of their respective officers, directors, employees, consultants or agents is entitled to indemnity by the Trust.

Expense Cap:

The Manager has contractually agreed that, if the expenses of the Trust, including the management fee, at the end of any month exceed an amount equal to 1/12 of 0.65% of the value of net assets of the Trust, the management fee payable to the Manager for such month will be reduced by the amount of such excess up to the gross amount of the management fee earned by the Manager from the Trust for such month. Any such reduction in the management fee will not be carried forward or payable to the Manager in future months.

In calculating the expenses of the Trust for purposes of the expense cap, the following will be excluded: any applicable taxes payable by the Trust or to which the Trust may be subject; and any extraordinary expenses of the Trust.

The Trust retained cash from the net proceeds of the initial public offering and the follow-on offering in order to pay for ongoing expenses and cash redemptions. From time to time, the Trust will sell physical gold bullion to replenish this cash reserve to meet its expenses and cash redemptions.

Fees and Expenses Payable Directly by Unitholders

Type of Fee	Amount and Description
Redemption and Delivery Costs:

Except as set forth below, there are no redemption fees payable upon the redemption of units for cash. However, if a unitholder chooses to receive physical gold bullion upon redemption of units, a unitholder will be responsible for expenses in connection with effecting the redemption and applicable delivery expenses, including the handling of the notice of redemption, the delivery of the physical gold bullion for units that are being redeemed and the applicable gold storage in-and-out fees.

Other Fees and Expenses:	No other charges apply. If applicable, a unitholder may be subject to brokerage commissions or other fees associated with trading the units.

Additional Services

Any arrangements for additional services between the Trust and the Manager, or any affiliate thereof, that have not been described in this annual report will be on terms that are generally no less favorable to the Trust than those available from arm's length parties (within the meaning of the Tax Act) for comparable services, and the Trust will pay all expenses associated with such additional services.

No change in the basis of the calculation of the management fee or other expenses that are charged to the Trust will be made which could result in an increase in charges to the Trust without the prior approval of the unitholders, other than increased fees or expenses payable by the Trust to parties at arms' length to the Trust where unitholders are given notice of such increased fees or expenses. Unitholder approval is to be expressed by way of an extraordinary resolution, which must be approved, in person or by proxy, by unitholders holding units representing in aggregate not less than 66 2⁄3% of the value of net assets of the Trust as determined in accordance with the trust agreement, at a duly constituted meeting of unitholders, or at any adjournment thereof, called and held in accordance with the trust agreement, or a written resolution signed by unitholders holding units representing in aggregate not less than 66 2⁄3% of the value of the net assets of the Trust as determined in accordance with the trust agreement.

The Gold Industry and its Participants

The participants in the world gold market may be classified in the following sectors: the mining and producer sector, the banking sector, the official sector, the investment sector and the manufacturing sector.

The mining and producer sector includes mining companies that specialize in gold production, mining companies that produce gold as a by-product of other production (such as copper or silver producers), scrap merchants and recyclers. The banking sector is composed of bullion banks that provide a variety of services to the gold market and its participants, thereby facilitating interactions between other parties. Services provided by bullion banks include traditional banking products as well as physical gold purchases and sales, hedging and risk management, inventory management for industrial users and consumers, mine financing, and gold deposit and loan instruments. The official sector includes the activities of the various central banking operations of gold-holding countries. According to statistics released by the World Gold Council, central banks are estimated to have held approximately 29,000 tonnes of gold reserves in 2008. Under the current Central Bank Gold Agreement, to which we will refer as the CBGA, 15 central banks have agreed to sell, in total, not more than 500 tonnes per year in the aggregate, and not more than 2,500 tonnes over the life of the five-year agreement. On August 7, 2009, the CBGA was renewed by 19 central banks for an additional five years. Under the terms of the renewal, which begins on September 26, 2009, annual sales will not exceed 400 tonnes and total sales over the five-year period will not exceed 2,000 tonnes. The investment sector includes the investment and trading activities of both professional and private investors and speculators. These participants range from large hedge funds and mutual funds to day-traders on futures exchanges and retail-level coin collectors. Finally, the manufacturing sector represents all the commercial and industrial users of gold for whom gold is a daily part of their business. The jewelry industry is a large industrial user of gold. Other industrial users of gold include the electronics and dental industries.

Sources of Gold Supply

Sources of gold supply include both mine production and recycling or mobilizing of existing above-ground stocks. The largest portion of gold supplied into the market annually is from gold mine production. The second largest source of annual gold supply is from gold scrap, which is gold that has been recovered from jewelry and other fabricated products and converted back into marketable gold. Official sector, which includes central banks, sales have outstripped official sector purchases since 2000, creating additional supply of gold into the marketplace. Net producer hedging accelerates the sale of physical gold and can therefore impact, positively or negatively, supply in a given year.

Mine production

Mine production includes gold produced from both primary deposits and secondary deposits, where the gold is recovered as a by-product metal from other mining activities. Since 2000, the amount of new gold that is mined each year has been substantially lower than the level of physical demand. For example, during the ten years from 2000 to 2009, new mine production was only 63% of the total demand for fabrication and retail investment. The shortfall in total supply has been met by additional supplies from existing above-ground stocks, predominantly coming from the recycling of fabricated gold products, official sector sales and net producer hedging.

Gold Scrap

Gold scrap is gold that has been recovered from fabricated products, melted, refined and cast into bullion bars for subsequent resale into the gold market. The predominant source of gold scrap is recycled jewelry, the supply of which is largely a function of price and economic circumstances. Other sources of gold scrap include electrical wiring and dental implants.

Official sector sales

Historically, central banks, other governmental agencies and multi-lateral institutions have retained gold as a strategic reserve asset. However, since 1989 the official sector has been a net seller of gold to the private sector. According to Gold Fields Mineral Services Ltd., the official sector has supplied an average of 443 tonnes of gold per year from 2000 to 2009, inclusive. This has resulted in net movements of gold from the official to the private sector. Owing to the prominence given by market commentators to this activity and the size of official sector gold holdings, this area has been one of the more visible sources of supply. The official sector is expected to continue to play an important role in the dynamics of the gold market.

Net producer hedging

Net producer hedging creates incremental supply in the market by accelerating the timing of the sale of unmined gold. A mining company wishing to protect itself from the risk of a decline in the gold price may elect to sell some or all of its anticipated production for delivery at a future date. A bullion dealer accepting such a transaction will finance it by borrowing an equivalent quantity of gold (typically from a central bank), which is immediately sold into the market. The bullion dealer then invests the cash proceeds from that sale of gold and uses the yield on these investments to pay the gold mining company the premium available on gold for future delivery, to which we will refer as the contango. When the mining company delivers the gold it has contracted to sell to the bullion dealer, the dealer returns the gold to the lender or rolls the loan forward in order to finance similar transactions in the future. While over time hedging transactions involve no net increase in the supply of gold to the market, they do accelerate the timing of the sale of gold sold prior to production, which has an impact on the balance between supply and demand at any time.

Sources of Gold Demand

Demand for gold is driven primarily by demand for jewelry, which is used for adornment and, in much of the developing world, as an investment. Retail investment and industrial applications represent increasingly important, though relatively small, components of overall demand. Retail investment is measured as customer purchases of bars and coins. Gold bonding wire and gold plated contacts and connectors are the two most frequent uses of gold in industrial applications. Gold demand is widely dispersed throughout virtually all countries in the world. While there are seasonal fluctuations in the levels of demand for gold (especially jewelry) in many countries, variations in the timing of such fluctuations in different countries mean that seasonal changes in demand do not have a significant impact on the global gold price.

Jewelry

The primary source of gold demand is gold jewelry. The motivation for jewelry purchases differs in various regions of the world. In the industrialized world, gold jewelry tends to be purchased purely for adornment purposes, while gold's attributes as a store of value and a means of saving provide an additional motivation for jewelry purchases in much of the developing world. Price and economic factors, such as available wealth and disposable income, are the primary factors in jewelry demand. Jewelry purchased purely for adornment purposes is generally of lower caratage or purity, but with greater added value in terms of design input and improved finishes. In those parts of the world where the additional motivation of savings or investment applies to the purchase of jewelry (such as Asia, the Indian subcontinent and the Middle East), gold jewelry is generally of higher caratage, and the purchase price more closely reflects the value of the gold contained in each item.

Retail and institutional investment

Retail and institutional investment demand covers coins and bars meeting the standards for investment gold adopted by the European Union, extended to include medallions of no less than 99% purity, and bars or coins which are likely to be worn as jewelry in certain countries. Retail investment is measured as net purchases by the ultimate customer.

Electronics, dentistry and other industrial and decorative applications

Gold bonding wire and gold plated contacts and connectors are the two most frequent uses of gold in electronics. Other uses include high-melting point gold alloy solders and gold thick film pastes for hybrid circuits. In conservative and restorative dentistry, gold is generally alloyed with other noble metals and with base metals, for inlay and onlay fillings, crown and bridgework and porcelain veneered restorations. Increasingly, pure gold electro forming is being used for dental repairs. Other industrial applications of gold include the use of thin gold coatings on table and enamel ware for decorative purposes and on glasses used in the construction and aerospace industries to reflect infra-red rays. Small quantities are also used in various pharmaceutical applications, including the treatment of arthritis, and in medical implants. Future applications for gold catalysts are in pollution control, clean energy generation and fuel cell technology. In addition, work is under way on the use of gold in cancer treatment.

World Gold Supply and Demand and End-Use Consumption

Gold is a physical asset that is primarily accumulated, rather than consumed. As a result, virtually all the gold that has ever been mined still exists today in one form or another.

The following chart summarizes the historical supply and demand for gold and end-use gold consumption by source:

World Gold Supply and Demand (January 1, 2000 – December 31, 2009)

Supply (tonnes)	2000		2001		2002	2003	2004		2005	2006		2007		2008	2009

Mine production	2,620		2,646		2,618	2,623	2,494		2,549	2,483		2,473		2,409	2,572

Official sector net sales	479		520		547	620	479		663	365		484		232	41

Old gold scrap	620		749		874	986	881		902	1,133		982		1,316	1,674

Net producer hedging	—		—		—	—	—		—	—		—		—	—

Implied net disinvestment	299		—		—	—	12		—	—		—		—	—

Total Supply	4,018		3,915		4,038	4,228	3,866		4,115	3,981		3,939		3,957	4,287

year-over-year	(4.5%	)	(2.6%	)	3.1%	4.7%	(8.6%	)	6.4%	(3.3%	)	(1.1%	)	0.5%	8.3%

Mine Production %	65.2%		67.6%		64.8%	62.0%	64.5%		61.9%	62.4%		62.8%		60.9%	60.0%

Demand (tonnes)

Fabrication

Jewelry	3,205		3,009		2,662	2,484	2,616		2,718	2,298		2,417		2,193	1,759

Other	557		474		481	515	555		581	650		672		696	658

Total Fabrication	3,762		3,483		3,143	2,999	3,172		3,299	2,948		3,089		2,889	2,417

Bar Hoarding	242		261		264	180	257		264	235		236		386	187

Net producer De- hedging	15		151		412	289	438		92	434		444		352	254

Implied net investment	—		20		220	760	—		459	365		169		330	1,429

Total Demand	4,018		3,915		4,038	4,228	3,866		4,115	3,981		3,939		3,957	4,287

year-over-year	(4.5%	)	(2.6%	)	3.1%	4.7%	(8.6%	)	6.4%	(3.3%	)	(1.1%	)	0.5%	8.3%

End-Use Gold Consumption (tonnes) (January 1, 2000 to December 31, 2009)

	2000		2001		2002		2003		2004	2005	2006		2007	2008	2009
Jewelry Consumption	3,205		3,009		2,662		2,484		2,616	2,718	2,298		2,417	2,193	1,759

Industrial & Dental	451		363		358		382		414	433	462		465	439	373

Electronics	283		197		206		233		262	282	308		311	293	246

Other Industrial & Decorative	99		97		83		82		85	89	93		96	91	74

Dentistry	69		69		69		67		68	62	61		58	56	53

Identifiable Investment	166		357		344		341		482	601	676		686	1,177	1,319

Bar hoarding	242		261		264		180		257	264	235		236	386	187

Official Coin	77		83		97		107		115	111	129		135	187	229

Medals & Imitation Coin	29		29		26		26		26	37	59		73	70	57

Other Retail Investment	-181		-15		-47		-11		-49	-18	-8		-11	213	230

Investment in ETFs	—		—		3		39		133	208	260		253	321	617

Total	3,822		3,729		3,363		3,207		3,512	3,753	3,435		3,568	3,809	3,451

year-over-year	(2.3%	)	(2.4%	)	(9.8%	)	(4.6%	)	9.5%	6.9%	(8.5%	)	3.9%	6.8%	(9.4%	)

Source: The Gold Fields Mineral Services Ltd. Gold Survey 2010

The following are some of the characteristics of the gold market illustrated by the table:

• Gold supply over the past 10 years has averaged 4,034 tonnes with primary production (new mine output) accounting for approximately 63% of the total;

• From 2000 to 2009, scrap was the second largest contributor to supply, averaging approximately 1,012 tonnes per annum;

• The supply of gold from the official sector (including central bank sales) has declined in recent years; from 2000 to 2009 this figure declined 91% from 479 to 41 tonnes annually;

• The largest source of demand for gold output over the period shown has come from the jewelry sector, which has accounted for an average of 63% of all demand. Demand from this sector has typically exceeded annual world mine production, meaning additional sources of supply have been relied upon to fill the gap; and

• Total fabrication demand for gold over the 10-year period accounted for approximately 77% of all demand over the same period.

Operation of the Gold Market

The global trade in gold consists of Over-the-Counter, to which we will refer as OTC, transactions in spot, forwards, and options and other derivatives, together with exchange-traded futures and options.

Over-the-Counter Market

The OTC gold market includes spot, forward, and option and other derivative transactions conducted on a principal-to-principal basis. While this is a global 24-hour per day market, its main centers are London, New York and Zurich. Ten members of the LBMA, the London-based trade association that acts as the coordinator for activities conducted on behalf of its members and other participants in the London bullion market, act as OTC market-makers, and most OTC market trades are cleared through London. The LBMA plays an important role in setting OTC gold trading industry standards. The LBMA's "London Good Delivery Lists" identify approved refiners of gold. In the OTC market, gold that meets the specifications for weight, dimensions, fineness (or purity), identifying marks (including the assay stamp of an LBMA-acceptable refiner) and appearance set forth in "The Good Delivery Rules for Gold and Silver Bars" published by the LBMA are "London Good Delivery Bars." A London Good Delivery Bar (typically called a "400 ounce bar") must contain between 350 and 430 fine troy ounces of gold (1 troy ounce = 31.1034768 grams), be of a minimum fineness (or purity) of 995 parts per 1000 (99.5%), be of good appearance and be easy to handle and stack. The fine gold content of a gold bar is calculated by multiplying the gross weight of the bar by the fineness of the bar.

London Bullion Market

Although the market for physical gold is distributed globally, most OTC market trades are cleared through London. In addition to coordinating market activities, the LBMA acts as the principal point of contact between the market and its regulators. A primary function of the LBMA is its involvement in the promotion of refining standards by maintenance of the "London Good Delivery Lists," which are the lists of LBMA accredited smelters and assayers of gold. The LBMA also coordinates market clearing and vaulting, promotes good trading practices and develops standard documentation.

Twice daily during London trading hours there is a "fix" which provides reference gold prices for that day's trading. These are referred to as the morning (A.M.) London fix and afternoon (P.M.) London fix. Many long-term contracts will be priced on the basis of either the morning (A.M.) or afternoon (P.M.) London fix, and market participants will usually refer to one or the other of these prices when looking for a basis for valuations. The London fix is the most widely used benchmark for daily gold prices and is quoted by various financial information sources.

Futures Exchanges

The most significant gold futures exchanges are the COMEX, operated by Commodities Exchange, Inc., a subsidiary of New York Mercantile Exchange, Inc., and the Tokyo Commodity Exchange, to which we will refer as TOCOM. The COMEX is the largest exchange in the world for trading metals futures and options and has been trading gold since 1974, while the TOCOM has been trading gold since 1982.

Market Regulation

The global gold markets are overseen and regulated by both governmental and self-regulatory organizations. In addition, certain trade associations have established rules and protocols for market practices and participants. In the United Kingdom, responsibility for the regulation of the financial market participants, including the major participating members of the LBMA, falls under the authority of the United Kingdom's Financial Services Authority, to which we will refer as FSA, as provided by the Financial Services and Markets Act 2000, to which we will refer as the FSM Act. Under the FSM Act, all U.K.-based banks, together with other investment firms, are subject to a range of requirements, including fitness and properness, capital adequacy, liquidity, and systems and controls. The FSA is responsible for regulating investment products, including derivatives, and those who deal in investment products. Regulation of spot, commercial forwards, and deposits of gold and silver not covered by the FSM Act is provided for by The London Code of Conduct for Non-Investment Products, which was established by market participants in conjunction with the Bank of England.

Participants in the U.S. OTC market for gold are generally regulated by their existing market regulators. For example, participating banks are regulated by the banking authorities. In the United States, Congress created the CFTC in 1974 as an independent agency with the mandate to regulate commodity futures and option markets in the United States. The CFTC regulates market participants and has established rules designed to prevent market manipulation, abusive trade practices and fraud. The CFTC requires that any trader holding an open position of more than 100 lots (i.e., 10,000 ounces) in any one contract month on COMEX must declare his or her identity, the nature of his or her business (hedging, speculative, etc.) and the existence and size of his or her positions.

Market integrity on the TOCOM is preserved by the TOCOM's authority to perform financial and operational surveillance on its members' trading activities, scrutinize positions held by members and large-scale customers, and monitor the price movements of futures markets by comparing them with cash and other derivative markets' prices. To act as a Futures Commission Merchant Broker, which is a required certification for a broker that intends to trade in commodities and commodity futures, a broker must obtain a license from Japan's Ministry of Economy, Trade and Industry, or METI. METI establishes the rules for operation of TOCOM and administers the exchange and its members through requirements of law and various supervisory functions.

Historical Price Movement and Analysis

Fluctuations in the price of gold are expected to influence the price of the units. Investors should be aware of the historical movements in gold prices and understand what events and forces may have caused these movements to occur. The following chart displays the historical performance of gold from August 1971 (when the U.S. abandoned the gold standard) until May 7, 2010.

Source: Bloomberg

Historical Total Returns (Compounded Annual Returns)

	1-Year	3-Year		5-Year	10-Year		20-Year		30-Year		39-Year
Gold	32.7%	20.6%		23.2%	15.8%		6.1%		2.9%		9.1%
S&P 500 Index(1)	25.0%	(7.7%	)	1.0%	(0.7%	)	8.4%		n/a	(2)	n/a	(2)
S&P/TSX Composite Index(1)	22.2%	(2.3%	)	7.3%	4.4%		8.9%		9.4%		10.0%
MSCI EAFE Index(1)	15.4%	(12.1%	)	1.8%	1.0%		5.0%		9.7%		9.9%
S&P/TSX Global Gold Index(1)	21.4%	7.2%		15.3%	n/a	(2)	n/a	(2)	n/a	(2)	n/a	(2)

Source: Bloomberg, May 7, 2010

(1) The total return numbers for the indices are represented by the following: for the S&P 500, the S&P 500 Total Return Index; for the S&P/TSX Composite Index, the S&P/TSX Composite Total Return Index; for the MSCI EAFE Index, the MSCI EAFE Gross Daily Total Return Index; and for the S&P/TSX Global Gold Index, the S&P/TSX Global Gold Total Return Index.

(2) Total return data not available for these time periods.

An investment in the Trust will not replicate the performance of spot gold prices, due to the fees and expenses associated with the Trust.

Beginning in March of 2001, the gold price has shown an upward trend. A rapid economic slowdown occurred in the world economy, while stock markets in the United States and other key countries were falling. In addition, the rapid sequence of interest rate cuts in the United States reduced the risk/reward ratio that had previously been experienced by speculators who had been trading in the gold market from the short side. Lower interest rates reduced the available contango, and this reduction, combined with steady prices, meant that such trades became increasingly unattractive. After the first quarter of 2001, some mining companies started to reduce their hedge books, reducing the amount of gold coming onto the market. Political uncertainties and the continuing economic downturn after the attacks of September 11, 2001 added to demand for gold investments.

More recently, the upward price trend has reflected concerns over the global economy, equity markets and concerns over the banking crises. Speculative activity also contributed to the increases in the gold price. However, risk-averse investors have generally remained in the gold market.

The Rationale for Investing in Gold

Gold ownership may help to protect a portfolio from inflation, deflation, stagflation, systemic failure, financial collapse and currency devaluation. Investors may purchase gold because of the view that, unlike other investments, gold's tangible physical properties, negative correlation to other asset classes and use as an inflation hedge provide a way to reduce the risk of a portfolio.

Unlike traditional stocks, bonds and money market instruments, gold is an asset whose price generally is independent of earnings, future growth or promised payments due to its certain physical and tangible properties. These properties allow gold to be converted into other goods and investments, which may provide investors with more immediate liquidity than alternative investments. Unlike paper-backed assets, gold cannot be created at will. Many investors also see gold as a store of value in times of uncertainty and market duress because it generally is independent of country, industry and company-specific issues.

Historically Strong Performance Relative to Other Asset Classes

Gold has performed well over time, when compared to the returns of broader indices, such as the S&P 500, the S&P/TSX Composite Index, the MSCI EAFE Index and the Global Gold Index. Over the 39 years from August 1971 until May 7, 2010 and the 30-year, 20-year, and 10-year period ended May 7, 2010 the price of gold has grown at compounded annual rates of 9.1%, 2.9%, 6.1%, and 15.8%, respectively. Gold has also outperformed over more recent time periods, growing 32.7% in the past year while the S&P 500 Index is up 22.4% over the same time period.

Low Correlation with Other Asset Classes

Gold's low historical correlation with other major asset classes has been held to offer an investor the opportunity to diversify across a portfolio's risk spectrum. Over the long term, gold has historically retained value more effectively than other asset categories because gold is typically a stronger inflationary hedge. Although gold is a commodity and an investment asset, it tends to move independently of other key asset classes and commodities, especially during times of crisis.

Gold as an investment has demonstrated a sustained, long term low or negative correlation to the S&P 500 index, widely regarded as the standard for measuring the performance of large-cap U.S. companies. Gold also has a very low, or in some instances negative, correlation with other benchmarks and asset classes as shown in the following table (a value of 1 would indicate a perfect correlation and a value of -1 would indicate a perfect inverse correlation):

Correlation of Gold Relative to Other Asset Classes(1)

Asset Class	Index(2)	1-Year	3-Year	5-Year	10-Year		20-Year		30-Year		39-Year
U.S. Equity	S&P 500 Index	0.90	(0.36)	(0.24)	0.32		0.38		n/a	(3)	n/a	(3)
Canadian Equity	S&P/TSX Composite Index	0.90	(0.13)	0.28	0.78		0.71		0.58		0.68
International Equity	MSCI EAFE Index	0.83	(0.35)	(0.03)	0.64		0.65		0.48		0.63
Global Gold Equity	S&P/TSX Global Gold Index	0.66	0.68	0.74	n/a	(3)	n/a	(3)	n/a	(3)	n/a	(3)

Source: Bloomberg, May 7, 2010

(1) 1 indicates a perfect correlation; -1 indicates a perfect inverse correlation.

(2) The total return numbers for the indices are represented by the following: for the S&P 500, the S&P 500 Total Return Index; for the S&P/TSX Composite Index, the S&P/TSX Composite Total Return Index; for the MSCI EAFE Index, the MSCI EAFE Gross Daily Total Return Index; and for the S&P/TSX Global Gold Index, the S&P/TSX Global Gold Total Return Index.

(3) Total return data not available for these time periods.

Use as an inflation and U.S. dollar hedge

Historically, gold has been viewed as an effective hedge against a decrease in the value of the U.S. dollar and inflation. Gold has maintained its long-term value, as measured by purchasing power, more effectively than most currencies and fixed assets. In 1971, the U.S. moved away from the gold standard. As gold prices have generally increased during times of U.S. dollar decline and during inflationary periods, gold may provide a hedge against money creation and purchasing power erosion.

Historically, there is an approximate one-for-one relationship between the price of gold and the general price level in the United States, where a one percent rise in U.S. inflation has resulted in a corresponding one percent rise in the long-term price of gold. However, short-run gold prices have demonstrated much more volatility, and tend to fluctuate in response to any number of changes in the supply and demand forces, along with a number of other factors. These factors include political and financial shocks, as well as short-run changes in the U.S. inflation rate, inflation volatility, credit risk, the U.S. dollar trade-weighted exchange rate, the gold lease rate and the relative beta for gold.

Quantitative Easing

During the global financial crisis of 2008-2009, the U.S. Federal Reserve and the Bank of England announced policies that represented a form of "quantitative easing," to counter the effects of the crisis. Quantitative easing describes monetary policy used to stimulate an economy where interest rates are either at or close to zero, as is currently the case in the United States and in the United Kingdom. Normally, a central bank stimulates the economy indirectly by lowering interest rates. When it cannot lower interest rates any further, it can attempt to seed the financial system with new money through quantitative easing.

In practical terms, the central bank purchases financial assets, including treasuries and corporate bonds, from financial institutions (such as banks) using money it has created. The creation of this new money is intended to seed the increase in the overall money supply through deposit multiplication by encouraging lending by these institutions and reducing the cost of borrowing, thereby stimulating the economy.

Quantitative easing results in the creation of additional money by the central bank through an increase of the credit in the central bank's own bank account. Many economists believe that quantitative easing strategies could trigger higher inflation than desired, or even hyperinflation, if improperly used and if too much money is created. As noted above, gold represents an inflationary hedge that investors may seek as a protection against such inflation or hyperinflation.

C. Organizational Structure

Pursuant to the trust agreement and the management agreement between the Trust and Sprott Asset Management LP, the Manager acts as the manager of the Trust. The Manager is a limited partnership formed and organized under the laws of the Province of Ontario, Canada, pursuant to the Limited Partnerships Act (Ontario) by declaration dated September 17, 2008. The general partner of the Manager is Sprott Asset Management GP Inc., which is a corporation incorporated under the laws of the Province of Ontario, Canada, on September 17, 2008. The general partner is a wholly-owned subsidiary of Sprott Inc., which is a corporation incorporated under the laws of the Province of Ontario, Canada, on February 13, 2008. Sprott Inc. is also the sole limited partner of the Manager. Sprott Inc. is a public company listed on the TSX under the symbol "SII." Pursuant to an internal corporate reorganization of Sprott Inc. completed on June 1, 2009, the Manager acquired the assets related to Sprott Asset Management Inc.'s portfolio management business.

As of March 31, 2010, the Manager, together with its affiliates and related entities, had assets under management totaling approximately Cdn$5.2 billion, of which approximately Cdn$1.0 billion are in gold bullion, and provided management and investment advisory services to many entities, including private investment funds, the Sprott Mutual Funds, the Sprott discretionary managed accounts, and management of certain companies through its subsidiary, Sprott Consulting LP. The Manager also acts as manager for the Sprott Gold Bullion Fund, a Canadian public mutual fund that invests in physical gold bullion. The following chart illustrates the relationships of the Sprott entities discussed above:

__________
(1) Sprott Private Wealth GP Inc. is the general partner of Sprott Private Wealth LP, a Canadian investment dealer.
(2) Sprott Asset Management GP Inc. is the general partner of Sprott Asset Management LP, a Canadian portfolio manager and exempt market dealer.
(3) Sprott Consulting GP Inc. is the general partner of Sprott Consulting LP.
(4) SAMGENPAR, Ltd. is the general partner of certain of the Sprott offshore hedge funds.
(5) Sprott GenPar Ltd. is the general partner of certain of the Sprott Canadian hedge funds.

D. Property, Plant and Equipment

The Trust does not own any real estate or other tangible assets not intended for sale in ordinary course of operations.

ITEM 4A – UNRESOLVED STAFF COMMENTS

None.

ITEM 5 - OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following management's discussion and analysis of the results of our operations and our financial condition should be read in conjunction with the financial statements and the notes to those statements included in "Item 18, Financial Statements". This discussion includes forward-looking statements that involve risks and uncertainties. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of many factors, such as those set forth in the "Risk Factors" section and elsewhere in this report.

A. Results of Operations

The Trust had no operations for the period from its inception to December 31, 2009.

B. Liquidity and Capital Resources

The Trust had no operations for the period from its inception to December 31, 2009.

C. Research and Development, Patents and Licenses, etc.

The Trust had no operations for the period from its inception to December 31, 2009.

D. Trend Information

The Trust had no operations for the period from its inception to December 31, 2009.

E. Off Balance Sheet Arrangements

We have not engaged in off-balance sheet arrangements.

F. Tabular Disclosure of Contractual Obligations

The Trust had no operations for the period from its inception to December 31, 2009.

G. Safe Harbor

See Cautionary Statement Regarding Forward Looking Statements at the beginning of this annual report.

ITEM 6 - DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Senior Management

The name, municipality of residence and position(s) with the Manager and the General Partner, and the principal occupation of the directors and senior officers of the Manager and of the General Partner are as follows:

Name and Municipality of Residence	Position with the Manager	Position with the General Partner	Principal Occupation
Eric S. Sprott Oakville, Ontario, Canada	Chief Executive Officer	Chief Executive Officer and Director	Chief Executive Officer of Sprott Inc.; and Chief Executive Officer of the Manager and the general partner of the Manager.
James R. Fox Toronto, Ontario, Canada	President	President and Director	President of the Manager and the general partner of the Manager.
Steven Rostowsky Thornhill, Ontario, Canada	Chief Financial Officer	Chief Financial Officer and Director	Chief Financial Officer of Sprott Inc., the Manager and the general partner of the Manager.
Kirstin H. McTaggart Mississauga, Ontario, Canada	Chief Compliance Officer	Corporate Secretary and Director	Chief Compliance Officer of the Manager.
John Embry Toronto, Ontario, Canada	Chief Investment Strategist	Director	Chief Investment Strategist of the Manager.
John Ciampaglia Caledon, Ontario, Canada	Chief Operating Officer	—	Chief Operating Officer of the Manager
Allan Jacobs Toronto, Ontario, Canada	Director of Small Cap Investments	Director	Director of Small Cap Investments of the Manager.
Anne L. Spork Acton, Ontario, Canada	—	Director	President of Sprott Private Wealth LP and Sprott Private Wealth GP Inc.
Peter J. Hodson Kitchener, Ontario, Canada	Senior Portfolio Manager	Chairman and Director	Senior Portfolio Manager of the Manager and Chairman of the general partner of the Manager.

Kevin Bambrough Toronto, Ontario, Canada	Market Strategist	Director

President of Sprott Inc.; President and Chief Executive Officer of Sprott Resource Corp.; President, Chief Executive Officer and Corporate Secretary of Sprott Consulting LP and Sprott Consulting GP Inc.; and Market Strategist of the Manager.

Scott P. Dexter Mississauga, Ontario, Canada	Senior Equity Trader	Director	Senior Equity Trader of the Manager.

Set out below are the particulars of the professional experience of the directors and senior officers of the Manager and the general partner of the Manager:

Eric Sprott

Mr. Sprott has over 40 years of experience in the investment industry and has managed client funds for 28 years. Mr. Sprott entered the investment industry as a Research Analyst at Merrill Lynch Canada Inc. In 1981, he founded Sprott Securities Limited (a predecessor to Sprott Securities Inc. and now Cormark Securities Inc.). After establishing Sprott Asset Management Inc. in December 2001 as a separate entity, Mr. Sprott divested his entire stake in Sprott Securities Inc. to its employees. Mr. Sprott currently serves as the Chief Executive Officer of Sprott Inc., the Chief Executive Officer of the Manager and the General Partner, the Chief Executive Officer of Sprott Private Wealth LP and Sprott Private Wealth GP Inc. and the Chairman of Sprott Resource Corp., Sprott Consulting LP and Sprott Consulting GP Inc. Mr. Sprott is also the Portfolio Manager responsible for the Sprott Hedge Fund LP, Sprott Hedge Fund LP II, Sprott Offshore Fund, Sprott Offshore Fund II, Sprott Canadian Equity Fund, Sprott Energy Fund and the Sprott discretionary managed accounts. Mr. Sprott graduated with a Bachelor of Commerce from Carleton University in 1965 and was awarded an Honorary Doctorate from Carleton University in 2003. Mr. Sprott received his Chartered Accountant designation in 1968.

James Fox

Mr. Fox was appointed as President of the Manager in November 2009. Prior to that Mr. Fox served as Senior Vice-President of Sales & Marketing at the Manager where he initiated the development of new products, formed a wholesale group to increase fund distribution and led marketing efforts to increase the company's brand awareness in Canada and abroad. Mr. Fox has been a key contributor to the Manager's sales effort and strategic business initiatives, which have resulted in assets under management growing from $50 million to $4.3 billion over his tenure. Mr. Fox joined the Manager in June 1999 after completing his Masters of Business Administration at the University of Toronto's Rotman School of Management.

Steven Rostowsky

Mr. Rostowsky joined Sprott Inc. in March 2008 as Chief Financial Officer and currently also serves as Chief Financial Officer of the Manager and the general partner of the Manager. Prior to March 2008, he was a Senior Vice-President, Finance & Administration at the Investment Dealers Association of Canada (now part of the Investment Industry Regulatory Organization of Canada), to which we will refer as IDA. As a member of the IDA's senior management team, Mr. Rostowsky was responsible for non-regulatory functional areas including Finance, Human Resources, Information Technology and the Association Secretary. Prior to joining the IDA in January 2005, Mr. Rostowsky was the Chief Financial Officer and the Chief Compliance Officer of Guardian Group of Funds Ltd. since July 2001 when Guardian Group of Funds was acquired by the Bank of Montreal. At that time he was a Vice-President, Finance for Guardian Capital Group Limited, Guardian Group of Funds' former parent company. Mr. Rostowsky is a Chartered Accountant and a Chartered Financial Analyst, and graduated with a Bachelor of Business Science (Finance) and a post-graduate accounting degree, both from the University of Cape Town, South Africa.

Kirstin McTaggart

Ms. McTaggart joined the Manager (and its predecessor Sprott Asset Management Inc.) in April 2003 as a compliance officer and subsequently became the Chief Compliance Officer in April 2007. Ms. McTaggart currently also serves as the Corporate Secretary of the general partner of the Manager, Sprott Inc., Sprott Private Wealth LP and Sprott Private Wealth GP Inc. Ms. McTaggart has accumulated over 21 years of experience in the financial and investment industry. Prior to April 2003, Ms. McTaggart spent five years as a Senior Manager at Trimark Investment Management Inc., where her focus was the development of formal compliance and internal control policies and procedures.

John Embry

Mr. Embry joined the Manager (and its predecessor Sprott Asset Management Inc.) in March 2003 as Chief Investment Strategist with a particular focus on the Sprott Gold and Precious Minerals Fund. Mr. Embry plays an instrumental role in the corporate and investment policy of the Manager. Mr. Embry, an industry expert in precious metals, has researched the gold sector for over 30 years and has accumulated industry experience as a portfolio management specialist since 1963. Mr. Embry began his investment career as a stock selection analyst and as a Portfolio Manager at The Great-West Life Assurance Company and later became Vice President of Pension Investments. After 23 years with The Great-West Life Assurance Company, Mr. Embry became a partner with United Bond and Share, the investment counseling firm acquired by Royal Bank of Canada in 1987. Mr. Embry became a Vice-President, Equities and Portfolio Manager at RBC Global Investment Management Inc., where he oversaw $5 billion in assets, including the flagship $2.9 billion Royal Canadian Equity Fund and the $250 million Royal Precious Metals Fund. Mr. Embry graduated with a Bachelor of Commerce degree from the University of Manitoba.

John Ciampaglia

Mr. Ciampaglia joined the Manager in April 2010 as its Chief Operating Officer. Mr. Ciampaglia began his career in the investment management business in 1993. Before joining the Manager, Mr. Ciampaglia spent 10 years with Invesco Trimark, one of the largest investment management firms in Canada and part of the Invesco group of companies. Mr. Ciampaglia was a Senior Executive at Invesco Trimark and was an active member of Invesco Trimark's Executive Committee. Mr. Ciampaglia held the position of Senior Vice President, Product Development and was responsible for overseeing product development across multiple product lines and distribution channels. Mr. Ciampaglia also played a key role in initiating and leading the implementation of various strategic initiatives at Invesco Trimark. Prior to joining Invesco Trimark, Mr. Ciampaglia spent more than four years at Toronto Dominion Asset Management, where he held progressively senior roles in product management, research and treasury.

Mr. Ciampaglia has a Bachelor of Arts in Economics from York University and holds the Chartered Financial Analyst designation and is also a Fellow of the Canadian Securities Institute.

Allan Jacobs

Mr. Jacobs joined the Manager in August 2007 as Director of Small Cap Investments with focus on the Sprott Small Cap Funds. Mr. Jacobs has over 24 years of experience in the investment industry. Prior to August 2007, he was head of Canadian Small Cap Equities at Sceptre Investment Counsel Limited, where he was employed for the previous 14 years. Mr. Jacobs was also the Portfolio Manager of the Sceptre Equity Growth Fund, as well as Portfolio Manager of the Sceptre Canadian Equity Small Cap Pooled Fund and the Canadian small cap component of all other institutional portfolios. Mr. Jacobs currently manages the Sprott Small Cap Hedge Fund (formerly the Sceptre Small Cap Opportunities Fund). Since April 1993, he was an integral part of the Canadian Equity team at Sceptre and was appointed as a Managing Director of Sceptre in 1996. Prior to April 1993, Mr. Jacobs spent four years at Canada Life Investment Management Limited as the Portfolio Manager responsible for Canadian small cap equities and, prior to that, was employed by Old Mutual, as the Portfolio Manager responsible for its flagship $5 billion fund, which was the largest equity fund in South Africa.

Anne Spork

Ms. Spork joined the Manager (and its predecessor Sprott Asset Management Inc.) in December 2001 as a Vice-President and Senior Portfolio Manager. Ms. Spork now serves as the President of Sprott Private Wealth LP and Sprott Private Wealth GP Inc. Ms. Spork has accumulated over 28 years of experience in the investment industry. Shortly after its formation in 1981, Ms. Spork joined Sprott Securities Limited (a predecessor to Sprott Securities Inc. and now Cormark Securities Inc.) and was instrumental in helping the firm develop into one of the most successful institutional brokerage firms in Canada. During the past 24 years, Ms. Spork has directly participated in all aspects of sales and trading functions of both the institutional equities and sales departments of Sprott Securities Inc. and Sprott Asset Management Inc., respectively, including direct sales coverage of institutional clients and high net worth individuals. Ms. Spork graduated with a Bachelor of Business Administration from Walsh College of Accountancy and Business Administration in 1979 and received her Canadian Investment Manager designation in 1997.

Peter Hodson

Mr. Hodson joined the Manager (and its predecessor Sprott Asset Management Inc.) in January 2006 and is currently the lead Portfolio Manager for the Sprott Growth Fund. Mr. Hodson also serves as Chairman of the general partner of the Manager. Mr. Hodson has over 22 years of experience in the investment industry. Prior to January 2006, Mr. Hodson was a Vice-President, Portfolio Management at CI Investments where he was responsible for overseeing the management of various retail mutual funds under the Signature Group; prior to October 2005, he was a Vice-President, Investments at Waterfall Investment Inc.; prior to October 2003, he was a Vice-President, Investments at CI Investments when CI acquired Synergy Mutual Funds Ltd. in 2003 where he had been a Portfolio Manager since November 1997; prior to October 1994, he was an Associate Director, Equities where he managed over $1 billion in assets for a small cap fund at Mutual Asset Management Ltd. and; prior to 1991, he was a Managing Director at Dominion Bond Rating Service. Mr. Hodson graduated with a Bachelor of Arts in Economics from the University of Western Ontario in 1985 and received his Chartered Financial Analyst designation in 1991.

Kevin Bambrough

Mr. Bambrough joined the Manager (and its predecessor Sprott Asset Management Inc.) in 2002 as a Research Analyst and subsequently assumed the role of Market Strategist in 2006. Mr. Bambrough currently also serves as the President of Sprott Inc., the President and Chief Executive Officer of Sprott Resource Corp. and the President, Chief Executive Officer and Corporate Secretary of Sprott Consulting LP and Sprott Consulting GP Inc. Mr. Bambrough has over seven years of experience in the investment industry. Since 2003, Mr. Bambrough has focused his analysis for the Manager on the resource sector with particular focus towards coal and uranium-mining, and in his role as Market Strategist he also spends a significant portion of his time examining global economic activity, geopolitics, and commodity markets.

Scott Dexter

Mr. Dexter joined the Manager (and its predecessor Sprott Asset Management Inc.) in April 2005 as a Senior Equity Trader. Mr. Dexter has over 12 years of experience in equities trading. Prior to April 2005, Mr. Dexter was a proprietary Trader at Acker Finley Inc. and, prior to November 2000, he was an Institutional Equities Trader covering hedge funds, pension funds and mutual funds at Sprott Securities Inc. (now Cormark Securities Inc.). Mr. Dexter graduated with a Bachelor of Arts in Economics from Hamilton College in 1992.

B. Compensation

Not Applicable

C. Board Practices

Not Applicable

D. Employees

Not Applicable

E. Share Ownership

The units beneficially owned by the directors of the General Partner and senior managers of the Manager are disclosed below in "Item 7. Major Shareholders and Related Party Transactions."

ITEM 7 - MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

The following table sets forth, as of June 25, 2010, information with respect to the beneficial ownership of our units by:

•	each person known to us to beneficially own more than 5% of our issued and outstanding units;
•	each director and executive officer of the General Partner and the Manager; and
•	the directors and executive officers of the General Partner and the Manager as a group

Name and Address of Beneficial Owner	Number and percentage of Units Beneficially Owned

5% Unitholders
.........................................................................

Named Executive Officers and Directors of the Manager and the Manager's General Partner
Eric S. Sprott(1)	8,000,000(2) 11.58%
Anne L. Spork(1)	* *
Kirstin H. McTaggart(1)	* *

All Executive Officers and Directors of the Manager's General Partner as a Group	8,035,180 11.63%

__________
*	Less than 1%.

(1)	The address for Mr. Sprott is c/o Sprott Asset Management LP, Suite 2700, South Tower, Royal Bank Plaza, 200 Bay Street, Toronto, Ontario, Canada M5J 2J1.

(2)
Includes 2,000,000 units owned by Sprott Foundation, over which Mr. Sprott has voting and dispositive power. Mr. Sprott disclaims beneficial ownership of such units. Sprott Foundation's address is c/o Sprott Asset Management LP, Suite 2700, South Tower, Royal Bank Plaza, 200 Bay Street, Toronto, Ontario, Canada M5J 2J1.

B. Related Party Transactions

Management Fees

Subsequent to the initial public offering which closed on March 3, 2010, the Trust pays the Manager a monthly management fee equal to 1/12 of 0.35% of the value of net assets of the Trust (determined in accordance with the trust agreement), plus any applicable Canadian taxes. The management fee is calculated and accrued daily and payable monthly in arrears on the last day of each month.

Operating Expenses

The Trust pays its own operating expenses, which include, but are not limited to, audit, legal, accounting and trustee fees, filing and listing fees payable to applicable securities regulatory authorities and stock exchanges, storage fees for the physical gold bullion and any expenses associated with the implementation and on-going operation of the independent review committee.

Expense Cap

The Manager has contractually agreed that if the expenses of the Trust, including the management fees, at the end of any month exceed an amount equal to 1/12 of 0.65% of the value of the net assets of the Trust, the management fee payable to the Manager for such month will be reduced by the amount of such excess up to the gross amount of the management fee earned by the Manager for such month.

C. Interest of Experts and Counsel

Not applicable.

ITEM 8 - FINANCIAL INFORMATION

A.  Consolidated Statements and Other Financial Information

See Item 18.

Dividend Policy

Distribution of Net Income and Net Realized Capital Gains to Unitholders

As of the last business day of each fiscal year or such other time as the Manager otherwise determines, the Manager will determine the net income and net realized capital gains in accordance with the trust agreement. The initial distribution policy of the Trust will be to make an annual distribution of such net income and net realized capital gains, if any, to unitholders through a distribution of additional units. The Trust does not anticipate making regular cash distributions to unitholders. All distributions are at the discretion of the Trustee, acting on the direction of the Manager.

Distributions, if any, of net income or net realized capital gains will generally be made to unitholders who were unitholders of record as of 5:00 p.m., Toronto time, on the last business day prior to any relevant distribution date. The amounts to be paid to a unitholder will be the amount of net income or net realized capital gains determined pursuant to the trust agreement divided by the total number of units outstanding at 5:00 p.m., Toronto time, on the distribution date multiplied by the number of units held by such unitholder as of 5:00 p.m., Toronto time, on the applicable distribution date. Notwithstanding the foregoing, the Manager may adopt a method of allocating an appropriate proportion of net income and net realized capital gains to unitholders that redeemed units during the year. All distributions, if declared and paid, will be calculated and, if a cash distribution, paid in United States currency.

It is the intention that the total amount due and payable in any year will not be less than the amount necessary to ensure that the Trust will not be liable for income tax under Part I of the Tax Act for such year after taking into account the Trust's entitlement to a capital gains refund, if any. The Manager may direct that such distribution or payment will be due and payable by the Trust in cash or in additional units. Where distributions are payable in additional units, the Trust's registrar or transfer agent, acting on the direction of the Manager, may round up or round down the number of units in order to avoid the Trust issuing fractional units. Any additional units that are issued in this manner will be of the same class or series of a class at a price equal to the NAV as of the valuation time on the applicable distribution date, and the units will be immediately consolidated so that the number of outstanding units following the distribution will equal the number of units outstanding prior to the distribution.

Notwithstanding the foregoing paragraph, where Canadian tax is required to be withheld in respect of a unitholder's share of a distribution paid in units, the consolidation will result in such unitholder holding that number of units equal to the product of (i) the sum of the number of units held by such unitholder prior to the distribution and the number of units received by such unitholder in connection with the distribution (net of the total of the number of whole or fractional units withheld by the Trust to satisfy the Trust's withholding obligations and the number of whole or fractional units withheld pursuant to the trust agreement on account of the reasonable expenses incurred in respect of the sale of such units withheld on account of withholding taxes), and (ii) a quotient, the numerator of which is the aggregate number of units outstanding prior to the distribution, and the denominator of which is the aggregate number of units that would be outstanding following distribution and before the consolidation if no withholding were required in respect of any part of the distribution payable to any unitholders. Such unitholder will be required to surrender the certificates, if any, representing such unitholder's original units in exchange for a certificate representing such unitholder's post-consolidation units.

Additional Distributions, Designations, Determinations, Allocations and Elections

In addition to any distributions made to unitholders as described above, on the direction of the Manager, the Trust will at such times and in such manner as directed by the Manager make such additional distributions of monies or properties of the Trust including, without restriction, returns of capital, in such amounts per unit, payable at such time or times and to unitholders of record on such distribution date, as from time to time may be determined by the Manager, and make such designations, determinations, allocations and elections for tax purposes of amounts or portions of amounts which it has received, paid, declared payable or allocated to unitholders and of expenses incurred by the Trust and of tax deductions of which the Trust may be entitled, as the Manager may, in its sole discretion, determine.

Withholding Taxes

The Manager will deduct or withhold from distributions payable to any unitholder all amounts required by applicable law to be withheld from such distributions, whether such distributions are in the form of cash, additional units or otherwise. In the event of a distribution in the form of additional units, the Manager may sell units of such unitholder to pay such withholding taxes and to pay all reasonable expenses in respect of such sale and the Manager will have the power of attorney of such unitholder to do so. Any such sale will be made in compliance with applicable law on any stock exchange on which the units are then listed and upon such sale, the affected unitholder will cease to be the holder of such units. In the event that the net proceeds of any such sale of a unitholder's units exceed the statutory withholding required and the reasonable expenses incurred in respect of such sale, the Manager will remit such excess to the unitholder.

Income Tax Statements

On or before March 31 in each year, or in the case of a leap year on or before March 30 in such year, if applicable, or as otherwise required, the Manager will prepare and deliver or make available electronically, or cause to be prepared and delivered or be made available electronically, to unitholders information pertaining to the Trust, including all distributions, designations, determinations, allocations and elections, which is required by the Tax Act or which is necessary to permit unitholders to complete their individual income tax returns for the preceding year.

In the event that amounts that were allocated, distributed or paid to unitholders as capital gains or as non-taxable payments are, for any reason, subsequently determined (including as a result of an assessment or reassessment by any taxation authorities) to have been fully includible in the taxable income of the Trust for the relevant fiscal year, then the Manager shall have the discretion to declare that all or part of such amounts shall be retroactively deemed to have been allocated, distributed and paid to unitholders out of the income of the Trust, and the Manager may issue new or amended tax reporting slips to the relevant unitholders or former unitholders to report any such distributions to them.

Within 45 days from the end of each taxable year of the Trust, the Manager will provide or cause to be provided to unitholders all information necessary to enable unitholders or beneficial owners of units, as applicable, to elect to treat the Trust as a QEF within the meaning of Section 1295 of the U.S. Internal Revenue Code for U.S. federal income tax purposes and to comply with any reporting or other requirements incident to such election, including, but not limited to, providing or causing to be provided to unitholders or beneficial owners of units, as applicable, a completed "PFIC Annual Information Statement" as required by U.S. Treasury Regulations Section 1.1295-1(g). The Manager will comply and cause the Trust to comply with all applicable requirements of the U.S. Treasury Regulations necessary to enable unitholders or beneficial owners of units, as applicable, to elect to treat the Trust as a QEF.

Unclaimed Interest, Dividends or Distributions

In the event that the Trust's registrar or transfer agent holds interest, dividends or other distributions which are unclaimed or which cannot be paid for any reason, the Trust's registrar or transfer agent will not be under any obligation to invest or reinvest the same but will administer such unclaimed amounts as directed by the Manager in accordance with applicable laws. Any unitholder making a claim in respect of any amount payable pursuant to the trust agreement is required to give notice in writing of such claim to the Trust's registrar or transfer agent and/or the Manager no later than the second anniversary of the date on which the amount was payable. Such notice must set out the basis for the claim, the amount claimed and the specific grounds for the claim. The Trust's registrar or transfer agent will, unless otherwise required by applicable law, pay over to the Trust any such amounts which have been held for more than six years. The Trust will indemnify and save harmless the Trust's registrar or transfer agent, as applicable, in respect of any claim made for such amounts.

B. Significant changes

Recent Developments

On February 25, 2010 the initial public offering of the Trust was priced and units of the Trust commenced trading on NYSE Arca and the TSX on February 26, 2010.

On March 3, 2010 the Trust completed its initial public offering of 40 million units for gross proceeds of $400.0 million.

On March 8, 2010 the Trust issued an additional three million units for gross proceeds of $30.0 million and on March 25, 2010 issued an additional 1,250,000 units for gross proceeds of $12.5 million each issuance completed following the exercise by the underwriters of a portion of their over-allotment option.

On June 1, 2010, the Trust completed a follow-on offering of an additional 24,840,000 units for gross proceeds of $279.5 million.

The proceeds of all the offerings described above, net of underwriting commissions, other issuer expenses and cash reserved for payment of expenses were invested in physical gold bullion.

The NAV per unit on June 25, 2010 was $10.7144

ITEM 9 - THE OFFER AND LISTING

Our units have traded on the NYSE Arca under the symbol "PHYS" since February 26, 2010.

The table below sets forth the high and low closing prices for each of the periods indicated for our units.

The high and low closing prices for our units, by quarter, in 2010 were as follows:

For The Quarter Ended	NYSE Arca Low (US$)	NYSE Arca High (US$)
March 31, 2010	9.64	10.05

The high and low closing prices for our units, by month, over the four months ended May 31, 2010 were as follows:

For The Four Months Ended	NYSE Arca Low (US$)	NYSE Arca High (US$)

February 2010	9.64	9.64
March 2010	9.69	10.05
April 2010	10.01	11.22
May 2010	10.98	12.67
June 2010 (to June 25, 2010)	11.43	12.06

ITEM 10 - ADDITIONAL INFORMATION

A. Share Capital

Not applicable

B. Trust Agreement

The Trust is a closed-end mutual fund trust established on August 28, 2009 under the laws of the Province of Ontario, Canada, pursuant to the trust agreement between the Trust's settlor, the Manager and the Trustee, as amended and restated as of December 7, 2009 and as further amended and restated as of February 1, 2010. The trust agreement governs all aspects of the Trust. A copy of the trust agreement is available for inspection at the Manager's office. The following is a description of the material terms of the trust agreement.

General

The Trust was established under the laws of the Province of Ontario, Canada, and its units and its property are governed by the general laws of trusts of that Province and by the terms of the trust agreement. The Trust will, for the benefit of its unitholders, engage in making investments in accordance with the investment objective, strategy and restrictions described under "Item 4.B. – Information on the Company – Business Overview – Investment and Operating Restrictions." The business of the Trust will include all things necessary or advisable to give effect to the Trust's investment objective, strategy and restrictions. The Trustee will act as the trustee of the assets, monies and investments from time to time of the Trust and will hold the same upon and subject to the provisions of the trust agreement. The Trust will consist of (i) monies from time to time delivered to the Trustee for investment in the units pursuant to the Trust's investment and operating restrictions and (ii) such investments and other assets as may from time to time be acquired by the Trustee through the application of such monies, together with accretions thereto, less amounts paid out by the Trustee from time to time in accordance with the trust agreement. See "Item 4.B. – Information on the Company – Business Overview – Investment and Operating Restrictions." The head office and principal office and situs of administration of the Trust is in Toronto, Ontario, Canada.

Structure of the Trust

An interest in the Trust is represented by one or more classes and series of transferable, redeemable units. The attributes of each class or series of a class of units created and authorized for the Trust are as described below and in the trust agreement. The attributes of each class or series of a class of units may not be changed without the prior approval of unitholders of that class or series of a class by way of an extraordinary resolution, which must be approved, in person or by proxy, by unitholders holding units representing in aggregate not less than 66 2⁄3% of the value of the net assets of the Trust ascribed to such class or series of a class of units as determined in accordance with the trust agreement, at a duly constituted meeting of unitholders, or at any adjournment thereof, called and held in accordance with the trust agreement, or a written resolution signed by unitholders holding units representing in aggregate not less than 66 2⁄3% of the value of the net assets of the Trust ascribed to such class or series of a class of units as determined in accordance with the trust agreement.

Each class or series of a class of units has or, if applicable, will have, the following attributes:

(a) each unit has no nominal or par value;

(b) each whole unit of a particular class or series of a class entitles the holder thereof to one vote at all meetings of unitholders where all classes and series of units vote together and to one vote at all meetings of unitholders where that particular class or series of a class of units votes separately as a class or series;

(c) each unit of a particular class or series of a class entitles the holder thereof to participate pro rata, in accordance with the provisions of the trust agreement, with respect to all distributions made to that class or series of a class and, upon liquidation of the Trust, to participate pro rata with other unitholders of that same class or series of a class in the net asset value of the Trust remaining after the satisfaction of outstanding liabilities of the Trust and the class or series of a class as provided in the trust agreement;

(d) distributions will be allocated among the classes or series of a class of units in such manner as the Manager considers appropriate and equitable;

(e) no pre-emptive rights will attach to the units;

(f) no cancellation or surrender provisions will attach to the units except as set out in the trust agreement;

(g) once the net asset value per unit for the applicable class or series of a class, determined in accordance with trust agreement, at the time of issuance has been paid, units are non-assessable so that there will be no liability for future calls or assessments with respect to the units;

(h) all units are transferable, but only as contemplated by the trust agreement;

(i) each unit entitles the holder thereof to require the Trust to redeem the unit as provided in the trust agreement;

(j) subject to limitations and requirements determined from time to time by the Manager and stated in the disclosure documents of the Trust, including this prospectus, each unit of a particular class or series of a class of the Trust may be redesignated by the Manager as a unit of another class or series of the Trust based on the respective net asset value per unit for each such class or series of units on the date of the redesignation;

(k) the number of units and the classes and series of units of the Trust that may be issued is unlimited; and

(l) fractional units of a class or series of a class may be issued and will be proportionately entitled to all the same rights as whole units of that same class or series, except voting rights (however fractional units held by a single unitholder may be combined).

Units may be consolidated or subdivided by the Manager upon the Manager giving at least 21 days' prior written notice to the Trustee and to each unitholder of its intention to do so. Notwithstanding the foregoing, units may be consolidated without notice to unitholders in connection with a distribution to unitholders in accordance with the trust agreement.

Each unit is redeemable, except during such times as the Manager has suspended the right to redeem in accordance with the trust agreement.

The right to conduct the business and affairs of the Trust is vested exclusively in the Trustee and the Manager, and the day-to-day management and administration of the Trust is conducted by the Manager. Unitholders have no interest in the Trust other than their beneficial interest in the units held by them, and unitholders will not be called upon to share or assume any losses of the Trust or suffer any assessment or further payments to the Trust or the Trustee of any kind by virtue of their ownership of the units. However, under the law governing the Trust, unitholders could be held summarily liable for obligations of the Trust to the extent that claims against the Trust are not satisfied out of the assets of the Trust.

Unitholders

Each unitholder is entitled to one vote for each whole unit held by the unitholder. Meetings of unitholders will be held by the Manager or the Trustee at such time and on such day as the Manager or the Trustee may from time to time determine for the purpose of considering the matters required to be placed before such meetings in accordance with the trust agreement or applicable laws and for the transaction of such other related matters as the Manager or the Trustee determines. Unitholders holding units representing in aggregate not less than 50% of the value of the net assets of the Trust as determined in accordance with the trust agreement may requisition a meeting of unitholders by giving a written notice to the Manager or the Trustee setting out in detail the reason(s) for calling and holding such a meeting. The Trustee will, upon the written request of the Manager or the unitholders holding units representing in aggregate not less than 50% of the value of the net assets of the Trust as determined in accordance with the trust agreement, requisition a meeting of unitholders, provided that in the event of a request to call a meeting of unitholders made by such unitholders the Trustee will not be obligated to call any such meeting until it has been satisfactorily indemnified by such unitholders against all costs of calling and holding such meeting. Unless otherwise required by applicable securities laws or stock exchange rules, the Trust need only hold meetings of unitholders as described above and is not required to hold annual or other periodic meetings.

Meetings of unitholders will be held at the principal office of the Trust or elsewhere in the municipality in which its office is located or, if the Manager so determines, at any other place in Canada. Notice of the time and place of each meeting of unitholders will be given not less than 21 days before the day on which the meeting is to be held to each unitholder of record at 4:00 p.m., Toronto time, on the day on which the notice is given. Notice of a meeting of unitholders will state the general nature of the matters to be considered by the meeting. A meeting of unitholders may be held at any time and place without notice if all the unitholders entitled to vote thereat are present in person or represented by proxy or, if those not present or represented by proxy waive notice of, or otherwise consent to, such meeting being held.

A quorum for the transaction of business at any meeting of unitholders will be at least two unitholders holding not less than 5% of the outstanding units on such date present in person or represented by proxy and entitled to vote thereat. The chairman at a meeting of unitholders may, with the consent of the meeting and subject to such conditions as the meeting may decide, adjourn the meeting from time to time and from place to place.

At any meeting of unitholders every person will be entitled to vote who, as of the end of the business day immediately preceding the date of the meeting, is entered in the register of the Trust, unless in the notice of meeting and accompanying materials sent to unitholders in respect of the meeting a record date is established for persons entitled to vote thereat.

For the purpose of determining the unitholders who are entitled to receive notice of and to vote at any meeting or any adjournment thereof, or for the purpose of any action other than as provided in the trust agreement for valuation, computation and distribution of net income and net realized capital gains, any other additional distributions, and taxes, the Manager may fix a date not more than 60 days nor fewer than 30 days prior to the date of any meeting of unitholders or other action as a record date for the determination of unitholders entitled to receive notice of and to vote at such meeting, or any adjournment thereof, or to receive such distributions or to be treated as unitholders of record for purposes of such other action, and any unitholder who was a unitholder at the time so fixed will be entitled to receive notice of and to vote at, such meeting, or any adjournment thereof, or to be treated as a unitholder of record for purposes of such other action, even though he or she has since that date disposed of his or her units and no unitholder becoming such after that date will be entitled to receive notice of and to vote at such meeting, or any adjournment thereof, or to be treated as a unitholder of record for purposes of such other action.

At any meeting of unitholders, any unitholder entitled to vote thereat may vote by proxy and a proxy need not be a unitholder, provided that no proxy may be voted at any meeting unless it has been placed on file with the Manager, or with such other agent of the Trust as the Manager may direct, prior to the commencement of such meeting. If approved by the Manager, proxies may be solicited naming the Manager as proxy and the cost of such solicitation will be paid out of the property of the Trust. When any unit is held jointly by several persons, any one of them may vote at any meeting in person or by proxy in respect of such unit, but if more than one of them is present at such meeting in person or by proxy, and such joint owners or their proxies so present disagree as to any vote to be cast, such vote will not be received in respect of such unit. The instrument appointing any proxy will be in such form and executed in such manner as the Manager may from time to time determine.

At any meeting of unitholders every question will, unless otherwise required by the trust agreement or applicable laws, be determined by an ordinary resolution on the question which must be approved by the vote, in person or by proxy, of unitholders holding units representing in aggregate not less than 50% of the value of the net assets of the Trust as determined in accordance with the trust agreement.

Subject to the provisions of the trust agreement or applicable laws, any question at a meeting of unitholders will be decided by a show of hands unless a poll thereon is required or demanded. Upon a show of hands every person who is present and entitled to vote will have one vote. If demanded by any unitholder at a meeting of unitholders or required by applicable laws, any question at such meeting will be decided by a poll. Upon a poll each person present will be entitled, in respect of the units which the unitholder is entitled to vote at the meeting upon the question, to one vote for each whole unit held and the result of the poll so taken will be the decision of the unitholders upon the said question.

A resolution in writing forwarded to all unitholders entitled to vote on such resolution at a meeting of unitholders and signed by the requisite number of unitholders required to obtain approval of the matter addressed in such resolution is as valid as if it had been passed at a meeting of unitholders in accordance with the trust agreement.

Any resolution passed in accordance with the trust agreement will be binding on all unitholders and their respective heirs, executors, administrators, other legal representatives, successors and assigns, whether or not such unitholder was present or represented by proxy at the meeting at which such resolution was passed and whether or not such unitholder voted against such resolution.

Amendments to the Trust Agreement

Any provision of the trust agreement may be amended, deleted, expanded or varied by the Manager, with the approval of the Trustee, upon notice to unitholders, if the amendment, in the opinion of counsel for either the Trustee or the Manager, does not constitute a material change and does not relate to any of the matters specified below under "Unitholder Approval." Notwithstanding the foregoing, no amendment may be made which adversely affects the pecuniary value of the interest of any unitholder or restricts any protection provided to the Trustee or impacts the responsibilities of the Trustee under the trust agreement.

The trust agreement may also be amended by the Manager without the approval of or notice to unitholders for the following purposes:

(a) to remove any conflicts or other inconsistencies which may exist between any terms of the trust agreement and any provisions of any applicable law affecting the Trust;

(b) to make any change or correction in the trust agreement which is of a typographical nature or is required to cure or correct any ambiguity or defective or inconsistent provision, clerical omission, mistake or manifest error contained therein;

(c) to bring the trust agreement into conformity with applicable laws, rules and policies of securities regulatory authorities, stock exchanges on which the units are listed or with current practice within the securities industry, provided that any such amendment does not adversely affect the rights, privileges or interests of any unitholder;

(d) to maintain, or permit the Manager to take such steps as may be desirable or necessary to maintain the status of the Trust as a "mutual fund trust" for the purposes of the Tax Act; or

(e) to provide added protection to unitholders.

Unitholders will receive notice of any such amendment at least 60 days before the effective date of the amendment, unless the Manager and the Trustee agree that such an amendment shall become effective at an earlier date if, in the opinion of the Manager and the Trustee, an earlier date is desirable, provided such amendment does not adversely affect the rights, privileges or interests of any unitholder.

Unitholder Approval

Certain matters relating to the Trust require approval by the unitholders. Such approval may be given at a meeting duly called for that purpose pursuant to the trust agreement or by written resolution. Any provision of the trust agreement may be amended, deleted, expanded or varied with the approval of the unitholders for the following purposes by resolution passed by an ordinary resolution, which must be approved by the vote, in person or by proxy, of unitholders holding units representing in aggregate not less than 50% of the value of the net assets of the Trust as determined in accordance with the trust agreement, at a duly constituted meeting of unitholders, or at any adjournment thereof, called and held in accordance with the trust agreement, or a written resolution signed by unitholders holding units representing in aggregate not less than 50% of the value of the net assets of the Trust as determined in accordance with the trust agreement, other than items (i), and (ii), which require approval of unitholders by an extraordinary resolution, which must be approved by the vote, in person or by proxy, of unitholders holding units representing in aggregate not less than 66 2/3% of the value of the net assets of the Trust as determined in accordance with the trust agreement, at a duly constituted meeting of unitholders, or at any adjournment thereof, called and held in accordance with the trust agreement, or a written resolution signed by unitholders holding units representing in aggregate not less than 66 2/3% of the value of the net assets of the Trust as determined in accordance with the trust agreement:

(i) a change in the fundamental investment objective of the Trust;

(ii) a change in the investment and operating restrictions of the Trust, unless such change or changes are necessary to ensure compliance with applicable laws or other requirements imposed from time to time by applicable securities regulatory authorities or stock exchanges on which the units are listed;

(iii) any change in the basis of calculating a fee or expense that is charged to the Trust or directly to its unitholders by the Trust or the Manager in connection with the holding of units which could result in an increase in charges to the Trust or to its unitholders other than a fee or expense charged by a person that is at arm's length to the Trust and the Trust has provided written notice to unitholders no later than 60 days before the effective date of such change;

(iv) the introduction of a fee or expense to be charged to the Trust or directly to its unitholders by the Trust or the Manager in connection with the holding of units which could result in an increase in charges to the Trust or to its unitholders;

(v) a reduction in the frequency of calculating the value of net assets of the Trust, the NAV, the value of the net assets of a class or the net asset value per unit of a class;

(vi) a change in the Manager, unless the successor manager is an affiliate of the current Manager or the successor manager occurs primarily as a result of a reorganization of the current Manager;

(vii) the Trust undertakes a reorganization with, or transfers its assets to, another investment fund, if (A) the Trust ceases to continue after the reorganization or transfer of assets, and (B) the transaction results in the unitholders becoming unitholders in the other investment fund, unless the independent review committee has approved such action according to applicable Canadian law, the action complies with applicable Canadian securities legislation and written notice of such action will be sent to unitholders at least 60 days before the effective date of such action; or

(viii) the Trust undertakes a reorganization with, or acquires assets from, another investment fund, if (A) the Trust continues after the reorganization or acquisition of assets, (B) the transaction results in the unitholders of the other investment fund becoming unitholders in the Trust, and (C) the transaction would be a material change to the Trust.

Any reorganization or transfer of assets pursuant to clause (vii) or (viii) above, including a transaction approved by the independent review committee pursuant to clause (vii)(B), must satisfy the following criteria:

(i) the reorganization of the Trust with another investment fund or the transfer of assets must be accomplished on a tax-deferred rollover basis for unitholders and for unitholders of the other investment fund and must be a tax-deferred transaction for U.S. federal income tax purposes for U.S. unitholders and for unitholders of the other investment fund;

(ii) the investment fund with which the Trust is reorganized or which receives the Trust's assets: (A) is classified as a corporation for U.S. federal income tax purposes, (B) does not take any action inconsistent with its classification as a corporation for U.S. federal income tax purposes, and (C) does not elect to be treated as an entity other than a corporation for such purposes; and

(iii) the investment fund surviving the reorganization or transfer of assets: (A) within 45 days from the end of each taxable year of the investment fund, determines, or causes to be determined, whether the investment fund was a PFIC in such taxable year, (B) provides or causes to be provided to unitholders of the investment fund all information necessary to enable unitholders or beneficial owners of units of the investment fund, as applicable, to elect to treat the investment fund as a QEF for U.S. federal income tax purposes and to comply with any reporting or other requirements incident to such election, and (C) within 45 days from the end of each taxable year of the investment fund in which the investment fund is a PFIC, provides, or causes to be provided, to unitholders or beneficial owners of units of the investment fund, as applicable, a completed "PFIC Annual Information Statement" as required by U.S. Treasury Regulations Section 1.1295-1(g) and otherwise complies with the applicable requirements of the U.S. Treasury Regulations.

In addition, any material amendment, modification or variation in the provisions of or rights attaching to a particular class or series of a class of units must be approved by an extraordinary resolution of the unitholders of that class or series of class of units, as the case may be.

The consent of the Trustee is required to any amendment if the amendment restricts any protection provided to the Trustee or impacts the responsibilities of the Trustee under the trust agreement.

The auditors of the Trust may not be changed by the Manager unless the independent review committee has approved the change of auditors in accordance with applicable Canadian securities legislation, and written notice will be sent to unitholders and the Trustee no later than 60 days before the effective date of the change of auditors.

Notice of any amendment to the trust agreement will be given in writing to unitholders, and any such amendment will take effect on a date specified therein and not less than 60 days after notice of the amendment is given to unitholders, except that the Manager and the Trustee may agree that any amendment will become effective at an earlier date if in the opinion of the Manager and the Trustee an earlier date is desirable, provided such amendment does not adversely affect the rights, privileges or interests of any unitholder.

Unitholder Liability

The trust agreement provides that no unitholder will be held to have any personal liability as a unitholder and that there will be no resort to the unitholder's private property for satisfaction of any obligation or claim arising out of or in connection with any contract or obligation of any of the Trust, the Manager or the Trustee or any obligation that a unitholder would otherwise have to indemnify the Trustee for any personal liability incurred by the Trustee as such, but rather, only the Trust's assets are intended to be liable and subject to levy or execution for such satisfaction. If the Trust acquires any investments subject to existing contractual obligations, the Manager, or the Trustee on the direction of the Manager, as the case may be, will use its best efforts to have any obligations modified so as to achieve disavowal of contractual liability. Further, the trust agreement provides that the Manager will cause the operations of the Trust to be conducted, with the advice of counsel, in such a way and in such jurisdictions as to avoid, as far as possible, any material risk of liability on the unitholders of claims against the Trust and will, to the extent it determines to be possible and reasonable, including the cost of premiums, cause the Trust to carry insurance for the benefit of the unitholders in such amounts as it considers adequate to cover any such foreseeable non-contractual or non-excluded contractual liability.

Unitholder Reporting

The Manager will forward to unitholders a copy of the audited annual financial statements of the Trust within 90 days of each fiscal year-end as well as unaudited interim financial statements of the Trust, which will be reviewed by the Trust's auditors, within 60 days of the end of each interim period. Within 45 days of the end of each fiscal quarter, the Manager will make also available to unitholders an unaudited quarterly summary of the assets of the Trust and the value of net assets of the Trust as of the end of such quarter.

The Trustee

In general, the Trustee, subject only to the specific limitations contained in the trust agreement, has the full, absolute, and exclusive power, control and authority over the Trust's property to do all such acts and things as it, in its sole judgment and discretion deems necessary or incidental to, or desirable for, the carrying out of any of the purposes of the Trust or conducting the business of the Trust, including varying the investments of the Trust in accordance with the investment objectives, strategies or restrictions of the Trust.

Specifically, the Trustee has and may exercise, at any time and from time to time, the following powers and authorities which may or may not be exercised by it in its sole judgment and discretion, and in such manner and upon such terms and conditions as it may from time to time deem proper:

(a) to hold the property of the Trust other than the physical gold bullion that it may acquire exercising the same degree of care which it gives to its own property of a similar kind under its own custody;

(b) to deliver any cash at any time held by it as directed by the Manager to purchase, or otherwise acquire, on behalf of the Trust, physical gold bullion and to retain the same in trust in its capacity as Trustee; provided, however, that the Trustee will have no responsibility for the custody, authenticity or validity of title of any property of the Trust consisting of such physical gold bullion held by the Mint including, without limitation, the weight, amount, purity, contents or any assaying thereof;

(c) with any cash at any time held by it to purchase, or otherwise acquire, and to sell, on behalf of the Trust, any securities, currencies, assets or other property of the Trust (other than the Trust's physical gold bullion) of a kind permitted pursuant to the Trust's investment objective, strategy and restrictions and to hold and retain the same in trust in its capacity as Trustee;

(d) to enter into and settle foreign exchange transactions on behalf of the Trust for purposes of facilitating settlement of trades of property of the Trust held by it at any time and any such transactions may be entered into with such counterparties as the Trustee may choose, in its sole discretion, including its affiliates;

(e) to sell, convey, exchange for other securities or other property, convert, transfer, assign, pledge, encumber or otherwise dispose of any property of the Trust held by it at any time, by any means considered reasonable by the Trustee and to receive the consideration and grant discharges therefor;

(f) to commence, defend, adjust or settle suits or legal proceedings in connection with the Trust and to represent the Trust in any such suits or legal proceedings and to keep the Manager informed; provided, however, that the Trustee will not be obliged or required to do so unless it has been indemnified to its satisfaction against all expenses and liabilities sustained or anticipated by the Trustee by reason thereof;

(g) subject to applicable securities legislation, to lend money whether secured or unsecured;

(h) to exercise any conversion privileges, subscription rights, warrants and/or other rights or options available in connection with any property of the Trust at any time held by the Trustee, and to make any payments incidental thereto; to consent to, or otherwise participate in or dissent from, the reorganization, consolidation, amalgamation or merger of any corporation, company or association, or to the sale, mortgage, pledge or lease of the property of any corporation, company or association, or of any of the securities of which may at any time be held by it, and to do any act with reference thereto, including the delegation of discretionary powers, the exercise of options, the making of agreements or subscriptions and the payment of expenses, assessments or subscriptions which it may deem necessary or advisable in connection therewith; to hold any property of the Trust which it may so acquire and generally to exercise any of the powers of any owner with respect to property of the Trust, provided that where direction from the Manager is not provided within the time frame specified by the Trustee in any notice provided in accordance with the trust agreement, the Trustee will take no action;

(i) to vote personally, or by general or by limited proxy, any property of the Trust which may be held by it at any time, and similarly to exercise personally or by general or by limited power of attorney any right appurtenant to any property of the Trust held by it at any time, provided that where direction is not provided by the Manager within the time frame as set out in the voting materials forwarded to it in accordance with the trust agreement, the Trustee will take no action;

(j) to incur and pay out of the property of the Trust held by it at any time any charges or expenses and disburse any assets of the Trust, which charges, expenses or disbursements are, in the opinion of the Trustee or the Manager, as the case may be, necessary or incidental to or desirable for the carrying out of any of the purposes of the Trust or conducting the business of the Trust including, without limitation, the management fee, fees payable to the custodians, the valuation agent, and the registrar and transfer agent, custodian settlement fees, any expenses related to the implementation and on-going operation of an independent review committee under applicable Canadian securities legislation, brokerage fees and commissions, applicable taxes, or other governmental levies, charges and assessments of whatever kind or nature, imposed upon or against the Trustee in connection with the Trust or the property of the Trust or upon or against the property of the Trust or any part thereof and for any of the purposes under the trust agreement;

(k) to renew or extend or participate in the renewal or extension of any property of the Trust held by it at any time, upon such terms as it may deem advisable, and to agree to a reduction in the rate of interest on any property of the trust or of any guarantee pertaining thereto, in any manner and to any extent that it may deem advisable; to waive any default whether in the performance of any covenant or condition of any property of the Trust, or in the performance of any guarantee, or to enforce rights in respect of any such default in such manner and to such extent as it may deem advisable; to exercise and enforce any and all rights of foreclosure, to bid on property on sale or foreclosure with or without paying a consideration therefore and in connection therewith to release the obligation on the covenant secured by such security and to exercise and enforce in any action, suit or proceeding at law or in equity any rights or remedies in respect of any such security or guarantee pertaining thereto;

(l) to make, execute, acknowledge and deliver any and all deeds, leases, mortgages, conveyances, contracts, waivers, releases of other documents of transfer and any and all other instruments in writing that may be necessary or proper for the accomplishment of any of the powers granted under the trust agreement, whether for a term extending beyond the office of the Trustee or beyond the possible termination of the Trust or for a lesser term;

(m) in its sole discretion, to advance monies to the Trust for the purposes of settlement of transactions and overdrafts against the property of the Trust held by it at any time, on such terms and conditions as the Trustee may, in its sole discretion, determine, provided that, in order to secure the obligations of the Trust to repay such borrowings, the principal of and interest charged on such borrowing will be paid out of the relevant property of the Trust and will constitute a charge against the relevant property of the Trust until paid;

(n) to purchase, hold, sell or exercise call or put options on securities, indices of shares or other securities, financial and stock index futures contracts, securities or currency futures or forward contracts or other financial or derivative instruments, all whether or not any such options, indices, contracts or instruments are traded on a regular exchange and in connection therewith to deposit property of the Trust held by it at any time with the counterparty as margin and to grant security interest therein;

(o) to deposit any property of the Trust, including securities and documents of title held by it under the trust agreement, with the custodian, including the Trustee, any of its affiliates, a sub-custodian appointed by the Trustee or a depository;

(p) to employ in respect of the Trust such counsel, auditors, advisors, agents or other person as the Trustee may deem necessary from time to time for the purpose of discharging its duties under the trust agreement and to pay out of the Trust their reasonable expenses and compensation;

(q) to issue units for consideration and redeem units as set forth in the trust agreement;

(r) to dispose of any property of the Trust for the purpose of paying obligations of the Trust or for repaying any loan authorized under the trust agreement, and the Trustee will give prompt notice to the Manager of any such disposition;

(s) to hold such portion of the property of the Trust held by it at any time that is uninvested in cash and, from time to time, to retain such cash balances on deposit with the Trustee or any of its affiliates or with a chartered bank or other depository, in such account as the Trustee, in its sole discretion determines, whether or not such deposits will earn interest;

(t) to delegate any of the powers and duties of the Trustee to any one or more agents, representatives, officers, employees, independent contractors or other persons without liability to the Trustee except as specifically provided in the trust agreement; and

(u) to do all such acts, to take all such proceedings and to exercise all such rights and privileges, although not specifically mentioned under the trust agreement, as the Trustee may deem necessary to administer the Trust, and to carry out the purposes of the Trust.

The exercise of any one or more of the foregoing powers or any combination thereof from time to time will not exhaust the rights of the Trustee to exercise such power or powers or combination of them thereafter from time to time.

The following powers set forth above can be exercised by the Trustee only on the direction of the Manager: subsections (b), (c), (e), (f), (g), (h), (i), (j) as applicable, (k), (l), (n), and (q), and with respect to subsection (n), to the extent that the Trustee is required to execute any documents relating to such investments which the Trustee did not negotiate or in respect to which the Trustee is not responsible under the trust agreement, upon an indemnity being provided from the Manager acceptable to the Trustee in the circumstances.

The Trustee may, in its sole discretion, appoint, employ, invest in, contract or deal with any individual, firm, partnership, association, trust or body corporate with which it may be directly or indirectly affiliated or in which it may be directly or indirectly interested, whether on its own account or for the account of another (in a fiduciary capacity or otherwise) and, without limiting the foregoing, the Trustee may:

(a) purchase, hold, sell, invest in or otherwise deal with securities or other property of the same class and nature as may be held by the Trust, whether on the Trustee's own account or for the account of another (in a fiduciary capacity or otherwise);

(b) use in other capacities, knowledge gained in its capacity as Trustee, provided that such use does not adversely affect the interests of the Trust and provided further that the Trustee may not make use of any specific confidential information for its own benefit or advantage that, if generally known, might be expected to affect materially the value of the property of the Trust or the units;

(c) retain cash balances from time to time on hand in the Trust and pay interest to the Trust on such balances and the Trustee may, in its sole discretion:

(i) hold the same on a pooled basis and pay interest thereon at the rate from time to time established by the Trustee and paid with respect to cash balances so held for similar accounts; or

(ii) hold such cash balances on deposit with a Canadian chartered bank or such other deposit-taking institution in any jurisdiction, including itself or its affiliates, in such interest bearing account as the Trustee, in its sole discretion, may determine; and,

(d) provide financial, investment or brokerage services related to any securities which form part of the property of the Trust or to the issuer of any securities forming part of the property of the Trust, invest in the securities or other property of any body corporate with which the Trustee may be directly or indirectly associated, affiliated or interested, or earn profits from any of the activities listed above, all without being liable to account therefor and without being in breach of the trust established under the trust agreement.

Standard of Care and Indemnification of the Trustee

Pursuant to the trust agreement, the Trustee is required to exercise the powers and discharge the duties of its office honestly and in good faith and in connection therewith exercise the degree of care, diligence and skill that a reasonably prudent Canadian trust company would exercise in comparable circumstances.

The trust agreement provides that the Trustee will:

(i) be fully protected in acting upon any instrument, certificate or other writing believed by it to be genuine and to be signed or presented by the proper person or persons;

(ii) be under no duty to make any investigation or inquiry as to any statement contained in any such writing but may accept the same as conclusive evidence of the truth and accuracy of the statements therein contained;

(iii) not be responsible or liable except as provided in accordance with the trust agreement for:

(A) the proper application by any unitholder of any part of its interests in the Trust if payments are made in accordance with written directions of such unitholder as provided in the trust agreement;

(B) the adequacy of the Trust to meet and discharge any and all payments and liabilities in respect of a unitholder;

(C) the compliance by any unitholder with the rules under the Tax Act or any applicable laws including limits on investments in non-Canadian securities;

(D) the validity of title to any Trust assets which the Trustee did not arrange itself to have registered;

(E) any act or omission (other than an act or omission related solely to the Trustee) required or demanded by any governmental, taxing regulatory or other competent authority in any country in which all or any part of the Trust assets is held or which has jurisdiction over the Trustee, the Manager or the Trust;

(F) any loss or damage of any nature whatsoever resulting from official action, war or threat of war, insurrection or civil disturbance, interruption in postal, telephone, telegraph, telex or other electromechanical communication systems or power supply, or any other factor beyond the Trustee's control which obstructs, affects, prohibits or delays the Trustee, its directors, officers, employees or agents in carrying out the responsibilities provided for in the trust agreement, in whole or in part;

(G) any ongoing monitoring of the investment objectives, strategies or restrictions of the Trust or any risk factor whatsoever related thereto;

(H) any property of the Trust which it does not hold or which is not directly controlled by it, its affiliates or its appointed agents (including any sub-custodians), including any assets pledged or loaned to a third party or any property of the Trust held by the Mint; or

(I) any compliance, reporting or filings in accordance with applicable securities legislation or U.S. tax laws, regulations, rules or policies that apply to the Trust, including for greater certainty the additional trustee duties.

The Trustee may rely and act upon any statement, report or opinion prepared by or any advice received from the Trust's auditors, solicitors or other professional advisors of the Trust and will not be responsible nor held liable for any loss or damage resulting from so relying or acting if the advice was within the area of professional competence of the person from whom it was received, the Trustee acted in good faith in relying thereon and the professional advisor was aware that the Trustee was receiving the advice in its capacity as Trustee of the Trust and the Trustee acted in good faith in relying thereon.

In addition, the Trustee will in no way be responsible for, nor incur any liability based on, the action or failure to act or for acting pursuant to or in reliance on instructions of the Manager, any custodian of the physical gold bullion (if not the Trustee), any custodian of the other assets of the Trust (if not the Trustee), the Trust's valuation agent (if not the Trustee), the Trust's registrar and transfer agent (if not the Trustee), or any person or organization to whom its responsibilities are delegated pursuant to the trust agreement.

The Trustee will not be liable to the Trust or to any unitholder for any loss or damage relating to any matter regarding the Trust, including any loss or diminution in the value of the net assets of the Trust or to any particular asset of the Trust, except to the extent that the Trustee does not meet its standard of care described above. In no event will the Trustee be liable for indirect, consequential or special damages including, but not limited to, loss of reputation, good will or business.

Except to the extent that any such claim has been directly caused by the negligence, willful misconduct or dishonesty on the part of the Trustee, its affiliates, nominees or agents or any of their respective directors, officers and employees or the Trustee's failure to meet its standard of care set forth above, the Trustee, its affiliates, nominees and agents and each of their respective directors, officers and employees will at all times be indemnified and held harmless by the Trust and to the extent that the property of the Trust is insufficient for such purpose, by the Manager, from and against:

(a) all claims whatsoever (including costs, losses, damages, penalties, actions, suits, judgments, charges and expenses, including legal fees in connection therewith) brought, commenced or prosecuted against any of them for or in respect of any act, deed, matter or thing whatsoever made, done, acquiesced in or omitted in or about or in relation to the execution of the Trustee's duties as Trustee, and

(b) all other liabilities, costs, charges and expenses which any of them sustains or incurs in or about or in relation to the affairs of the Trust.

The commencement of formal legal proceedings will not be a precondition for indemnification under the Trust Agreement.

Except to the extent that any such claim, cost, charge or expense has been directly caused by the negligence, willful misconduct or dishonesty on the part of the Trustee, its affiliates, nominees or agents or any of their respective directors, officers and employees or the Trustee's failure to meet its standard of care set forth above, with respect to any references in the trust agreement to (i) distributions being at the discretion of the Trustee acting on the direction of the Manager or (ii) the Trustee having the power to vary the investments of the Trust in accordance with the Trust's investment objective, strategy, and investment and operating restrictions, together with any duties, obligations or responsibilities related thereto, referred to herein as the additional trustee duties, the Manager agrees that:

(a) the Trustee will not have any liability with respect to such additional trustee duties; and

(b) in addition to the foregoing indemnity provided to the Trustee under the trust agreement, the Manager agrees to indemnify the Trustee and its directors, officers, employees and agents for: (i) all claims whatsoever (including costs, losses, damages, penalties, actions, suits, judgments, charges and expenses, including legal fees in connection therewith) brought, commenced or prosecuted against any of them for or in respect of any act, deed, matter or thing whatsoever made, done, acquiesced in or omitted in or about or in relation to the additional trustee duties; and (ii) all other liabilities, costs, charges and expenses which any of them sustains or incurs in or about or in relation to such additional trustee duties, that arise or result from any conflict between such additional trustee duties and the Trustee's defined duties, obligations and responsibilities as set out in the trust agreement (excluding such additional trustee duties) and agreed upon by the Manager.

From time to time, in order to provide services to the Manager pursuant to the trust agreement, the Trustee may be required to engage sub-custodians in certain markets that the Trustee has identified as being high risk and designated as "Designated Markets" in the trust agreement. The trust agreement contains a list of such Designated Markets, which the Trustee may amend from time to time, subject to the Manager's ability to raise any concerns about markets to be added to such list. Currently, the list contains the following four Designated Markets: Argentina, Nigeria, the Russian Federation, and Vietnam. Pursuant to the trust agreement, a Designated Market is a market where the risks of engaging a sub-custodian are significantly greater than they would be in more established markets. Under the trust agreement, the Trustee is responsible for the negligence and wrongful acts of its sub-custodians. However, where the Trustee engages a sub-custodian in a Designated Market, the Trustee will not be responsible for the negligence or wrongful acts of such sub-custodians and such negligence or wrongful acts will not be considered to be a breach by the Trustee of its standard of care or negligence for the purposes of the trust agreement. Notwithstanding the aforementioned, the Trustee has agreed that it will continue to accept responsibility for the selection and on-going monitoring of its sub-custodians in all markets, except Designated Markets, in accordance with its standard of care. The Manager has agreed that it and any investment manager the Manager engages for the Trust will be responsible for apprising themselves of the specific risks to the Trust involved in the investment and reinvestment of the Trust's property in all markets in which such property is located from time to time. The Trustee currently does not intend to engage sub-custodians in these markets.

Resignation or Removal of the Trustee and Successor Trustees

The Trustee or any successor trustee may resign as Trustee of the Trust created by the trust agreement by giving notice to the unitholders and to the Manager not less than ninety days prior to the date when such resignation takes effect. Such resignation will take effect on the date specified in such notice unless at or prior to such date a successor trustee is appointed by the Manager in which case such resignation will take effect immediately upon the appointment of such successor trustee.

The Trustee may be removed by the Manager at any time by notice to the Trustee and the unitholders not less than ninety days prior to the date that such removal is to take effect, provided a successor trustee is appointed or the Trust is terminated and dissolved in accordance with the trust agreement.

In the event that the Trustee resigns or is removed or becomes incapable of acting or if for any cause a vacancy occurs in the office of Trustee, a successor trustee will forthwith be appointed by the Manager to fill such vacancy. Following such appointment of a successor trustee, the Trustee will execute and deliver such documents as the Manager may reasonably require for the conveyance of any Trust assets (other than the Trust's physical gold bullion) held in the Trustee's name to the successor trustee, and will account to the Manager for all of the Trust assets which the Trustee retains as trustee and will thereupon be discharged as trustee.

In the event that the Manager fails to appoint a successor to the Trustee, the Trust will be terminated and dissolved upon the effective date of the resignation or removal of the Trustee and, after providing for liabilities of the Trust, the Trust's asset will be distributed to the unitholders pro rata. The Trustee will continue to act as trustee of the Trust until such Trust assets have been so distributed. Fees and expenses of the Trustee will be a charge, to the extent permitted by applicable law, on the assets of the Trust or the interests of the unitholders to secure payment thereof.

The Manager

Pursuant to the trust agreement and management agreement, the Manager has the full authority and exclusive power to manage and direct the business and affairs of the Trust including, without limitation, to provide the Trust with all necessary investment management services and all clerical, administrative and operational services.

In particular, the Manager has the following responsibilities with respect to the Trust:

(i) to determine the investment objectives and strategies applicable to the Trust, including any restrictions on investments which it deems advisable and to implement such investment objective, strategy and restrictions, provided that the investment objective, strategy and restrictions applicable to the Trust must concur with those set forth in the trust agreement or any current disclosure document or like offering document of the Trust, or in any amendment thereto, or the management agreement, and provided further that any material change in such investment objective, strategy and restrictions will be subject to the consent or approval of the unitholders in the manner provided for in the trust agreement;

(ii) to ensure that the Trust complies with applicable laws, including those relating to the investment of the property of the Trust, the distribution of the units and applicable stock exchange listing requirements;

(iii) to monitor the performance of the physical gold bullion and other property of the Trust;

(iv) to provide services in respect of the Trust's daily operations, including the processing of and determination of procedures applicable to subscriptions and redemptions of units (including the acceptance and rejection of subscriptions, Gold Redemption Notices and Cash Redemption Notices) and to submit such subscriptions, Gold Redemption Notices and Cash Redemption Notices to the Trust's transfer agent for processing, and any other services not otherwise specifically contemplated by the trust agreement;

(v) to offer units for sale to prospective purchasers including the power and authority to enter into arrangements regarding the distribution and sale of units, and other arrangements relating to the right to charge fees of any nature or kind (including, without limitation, sales commissions, redemption fees, distribution fees and transfer fees) in connection with the distribution or sale of units. Any such fees may be deducted from the amount of a subscription, redemption proceeds or a distribution if not paid separately by a unitholder;

(vi) to determine from time to time the form of certificates that will represent the units;

(vii) to conduct or cause to be conducted the day-to-day correspondence and administration of the Trust;

(viii) to provide to the Trust, adequate for carrying on the undertaking and business of the Trust, all requisite office accommodation, office facilities and personnel, telephone and telecommunication services, stationery, office supplies, statistical and research services, record-keeping services, bookkeeping and internal accounting and audit services in respect of the operations of the Trust and other usual and ordinary office services that may be required to properly and efficiently carry out its duties set forth in the trust agreement and the management agreement;

(ix) to provide to the Trust all other administrative and other services and facilities required by the Trust in relation to the unitholders and be responsible for all aspects of the Trust's relationship with unitholders, including the preparation for and holding of meetings of unitholders, and other services for the provision of information to unitholders;

(x) to establish general matters of policy and governance of the Trust subject, where specifically provided in the trust agreement, to the approval of the Trustee;

(xi) to establish the Trust's operating expense budgets and to authorize the payment of actual operating expenses incurred;

(xii) to appoint the auditors and to change the auditors of the Trust (with prior consent of the Trustee and independent review committee and after providing notice to the unitholders);

(xiii) to maintain the accounting records for the Trust and to cause the financial statements of the Trust to be audited for each fiscal year;

(xiv) to appoint the bankers of the Trust and to establish banking procedures to be implemented by the Trustee;

(xv) to appoint the Mint to hold the physical gold bullion and RBC Dexia to hold property of the Trust other than the physical gold bullion, all of which appointments will be subject to the approval of the Trustee and any applicable securities authorities having jurisdiction over the Trust;

(xvi) to calculate the value of net assets of the Trust, the NAV, the value of the net assets of a class and the net asset value per unit of such class in accordance with the trust agreement, to appoint the Trust's valuation agent and to review the valuation of the property of the Trust as calculated by such valuation agent on each business day and, from time to time, consider the appropriateness of the valuation policies adopted by the Trust;

(xvii) to appoint a transfer agent and distribution disbursing agent (which may be the transfer agent or an affiliate thereof) to make distributions of net income and net realized capital gains and other distributions in accordance with the trust agreement and to pay cash redemption proceeds in accordance with the trust agreement on behalf of the Trust;

(xviii) to authorize, negotiate, enter into and execute all agreements, instruments or other documents relating to the affairs of the Trust including, without limitation, any loan agreement, granting of a security interest and supporting documentation, or to perform any act or deed which the Manager deems necessary or advisable in the best interests of the Trust;

(xix) to apply for listing of the units on the NYSE Arca, the TSX and/or other recognized stock exchange(s) and to prepare, execute and file with the appropriate securities regulatory authorities or stock exchanges any other documents that are required or appropriate under relevant securities legislation or stock exchange rules and regulations in respect of the Trust;

(xx) to prepare, execute and file with the appropriate securities regulatory authorities the prospectus or similar offering document, annual information forms, management reports of fund performance or such other continuous disclosure documents relating to the Trust, and any amendments thereto, as may be required under applicable securities legislation;

(xxi) to prepare, certify, execute and distribute to unitholders and file with the securities regulatory authorities and applicable tax authorities all such documents as may be necessary or desirable in connection with the issue, sale and distribution of units, including such interim financial statements, audited annual financial statements, reports to unitholders and other disclosure as may be required under applicable securities legislation, and to make all designations, elections, determinations, allocations and applications under the Tax Act as the Manager considers to be reasonable in the circumstances;

(xxii) to determine and compute for distribution purposes the net income and net realized capital gains of the Trust and determine when, to what extent, and in what manner distributions will be made payable to unitholders, as well as determine whether distributions are payable out of the income, dividends received from taxable Canadian corporations, capital gains, capital or otherwise of the Trust;

(xxiii) to authorize the issuance of additional units pursuant to the trust agreement and the consolidation of the units outstanding after such a distribution;

(xxiv) to direct the Trust's transfer agent regarding the allotment and issue of units in accordance with the trust agreement;

(xxv) to accept or reject any units tendered for redemption in accordance with the trust agreement;

(xxvi) on or before March 31 in each year, other than a leap year in which case on or before March 30 in such year, to prepare and deliver to unitholders the information pertaining to the Trust, including all distributions and allocations which is required by the Tax Act or which is necessary to permit unitholders to complete their individual tax returns for the preceding year;

(xxvii) on or before March 31 in each year, other than a leap year in which case on or before March 30 in such year, and such other date(s) in each year, to prepare and deliver to the appropriate taxation authorities in Canada and the United States, all relevant tax filings and/or returns for the Trust that are required by applicable laws;

(xxviii) as set forth in full in the trust agreement, within 45 days from the end of each taxable year of the Trust, to provide unitholders with all information necessary to enable unitholders or beneficial owners of units, as applicable, to elect to treat the Trust as a QEF for U.S. federal income tax purposes, including a completed "PFIC Annual Information Statement";

(xxix) to use its best efforts to ensure that the Trust qualifies at all times as a "unit trust" pursuant to subsection 108(2) of the Tax Act and a "mutual fund trust" pursuant to subsection 132(6) of the Tax Act;

(xxx) to keep proper records relating to the performance of its duties as Manager, which records will be accessible for inspection by the Trustee, its agents, or the Manager's agents, including the auditors of the Trust, at any time, upon reasonable notice, during ordinary business hours;

(xxxi) on or before 90 days following June 30 in each year, to provide the Trustee with an interim certificate of compliance as described in the trust agreement;

(xxxii) on or before 90 days following December 31 of each year, to provide the Trustee with a certificate of compliance and a copy of the audited annual financial statements of the Trust, together with the report of the auditors thereon;

(xxxiii) to delegate any or all of the powers and duties of the Manager contained in the trust agreement to one or more agents, representatives, officers, employees, independent contractors or other persons without liability to the Manager except as specifically provided in the trust agreement; and

(xxxiv) to do all such other acts and things as are incidental to the foregoing, and to exercise all powers which are necessary or useful to carry on the business of the Trust, to promote any of the purposes for which the Trust is formed and to carry out the provisions of the trust agreement.

The Manager acts as the investment manager to the Trust with responsibility for implementing the investment objective, strategy and restrictions of the Trust, including providing investment advisory and portfolio management services to the Trust. The Manager may also arrange for the implementation of such investment objective, strategy and restrictions of the Trust or portfolio management services by appointing, on behalf of the Trust, one or more investment managers, and delegating any of its investment advisory responsibilities to such investment managers. The Manager, on behalf of the Trust, will enter, in its sole discretion, into an investment management agreement with any such investment manager to act for all or part of the portfolio investments of the Trust and will advise the Trustee of such appointment. The appointment of any such investment manager will be deemed to be effective upon the later of the date of receipt by the Trustee of a direction notifying the Trustee of such appointment or the effective date specified therein and such appointment will continue in force until receipt by the Trustee of a direction containing notice to the contrary. Any instructions from an investment manager will be deemed to be instructions of the Manager pursuant to the provisions of the trust agreement. The Trustee will also be entitled to rely conclusively on and will be fully protected in acting in accordance with the direction of the investment manager in the exercise of powers conferred by the trust agreement. The investment manager will be a person or persons who, if required by applicable laws, will be duly registered and qualified as a portfolio manager under applicable securities legislation and will determine, in its sole discretion, which portfolio securities and other assets of the Trust will be purchased, held or sold and will execute or cause the execution of purchase and sale orders in respect such determinations. The Manager will ensure that any investment manager appointed by it acts in accordance with the investment objective, strategy and restrictions of the Trust and applicable laws. As of the date hereof, the Manager does not intend to appoint an investment manager for the Trust.

The Manager may open accounts, including margin accounts, for the Trust with any brokerage firms, banks or others and may invest assets of the Trust in, and may conduct, maintain and operate these accounts for, the purchase, sale and exchange of stocks, bonds and other securities, and in connection therewith, may borrow money or securities on behalf of the Trust to complete trades, obtain guarantees, pledge securities and engage in all other activities necessary or incidental to conducting, maintaining and operating such accounts in connection with the performance of investment advisory and portfolio management services for the Trust.

The Manager may, to the fullest extent now or hereafter permitted by applicable securities legislation regarding soft dollar transactions, cause the Trust to enter into soft dollar arrangements and to effect transactions pursuant to such soft dollar arrangements. Soft dollar arrangements refer to arrangements in which an investment adviser uses the brokerage commissions of its advisory clients to compensate brokers for the investment research and brokerage execution services that they provide to the investment adviser. As the Trust holds and intends to hold only physical gold bullion and cash or cash equivalents in its portfolio, the Manager does not anticipate entering into soft dollar arrangements on behalf of the Trust, but may do so if circumstances warrant.

The Manager will make or cause to be made such arrangements as are expedient for the distribution of units, having regard to the requirements of applicable laws and applicable stock exchange rules and regulations respecting such distribution of units in the jurisdiction or jurisdictions in which they are to be distributed. The Manager may distribute units itself in the offering jurisdictions in which it is registered or is exempt from such registration under applicable securities legislation, and the Manager may retain the services of one or more underwriters for future offerings pursuant to underwriting agreements to assist it in the distribution of units.

Resignation of the Manager

The Manager has the right to resign as Manager of the Trust by giving notice in writing to the Trustee and the unitholders not less than ninety days prior to the date on which such resignation is to take effect. Such resignation will take effect on the date specified in such notice. No approval of, or notice to, unitholders is required to effect a reorganization of the current Manager which does not result in a change of control of the Manager. The Manager will appoint a successor manager of the Trust and, unless the successor manager is an affiliate of the Manager, such appointment must be approved by an ordinary resolution of the unitholders, which must be approved, in person or by proxy, by unitholders holding units representing in aggregate not less than 50% of the value of the net assets of the Trust as determined in accordance with the trust agreement, at a duly constituted meeting of unitholders, or at any adjournment thereof, called and held in accordance with the trust agreement, or a written resolution signed by unitholders holding units representing in aggregate not less than 50% of the value of the net assets of the Trust as determined in accordance with the trust agreement. If, prior to the effective date of the Manager's resignation, a successor manager is not appointed or the unitholders do not approve of the appointment of the successor manager as required pursuant to the trust agreement, the Trust will be terminated and dissolved upon the effective date of the resignation of the Manager and, after providing for all liabilities of the Trust, the Trust's assets will be distributed to unitholders on a pro rata basis and the Trustee and the Manager will continue to act as trustee and manager, respectively, of the Trust until such property of the Trust has been so distributed.

Standard of Care and Indemnification of the Manager

The Manager is required to exercise the powers and discharge the duties of its office honestly, in good faith and in the best interests of the Trust and in connection therewith will exercise the degree of care, diligence and skill that a reasonably prudent professional manager would exercise in comparable circumstances.

The Manager may employ or engage, and rely and act on information or advice received from auditors, underwriters, other distributors, brokers, depositories, the Mint, custodians, electronic data processors, advisors, lawyers and others and will not be responsible or liable for the acts or omissions of such persons or for any other matter, including any loss or depreciation in the value of the net assets of the Trust or any particular asset of the Trust, provided that the Manager acted in good faith in accordance with its standard of care set out in the trust agreement in relying on such information or advice. All information provided by the Manager to the Trust or the Trustee will be complete, accurate, and contain no misrepresentations; however, the Manager will be entitled to assume that any information received from the Trustee, the Mint, the custodian, or any sub-custodian, or their respective authorized representatives associated with the day-to-day operation of the Trust is accurate and complete and no liability will be incurred by the Manager as a result of any error in such information or any failure to receive any notices required to be delivered pursuant to the trust agreement, except to the extent that any such information provided to, or failure to receive any notices by, the Manager arises or results from the Manager's failure to comply with the terms of the trust agreement or the management agreement in providing any required directions or information related thereto.

The Manager will not be required to devote its efforts exclusively to or for the benefit of the Trust and may engage in other business interests and may engage in other activities similar or in addition to those relating to the activities to be performed for the Trust. In the event that the Manager, its partners, employees, associates and affiliates or any of them now or hereafter carry on activities competitive with those of the Trust or buy, sell or trade in assets and portfolio securities of the Trust or of other investment funds, none of them will be under any liability to the Trust or to the unitholders for so acting.

The Manager, its affiliates and agents, and their respective directors, partners, officers and employees will at all times be indemnified and held harmless by the Trust from and against all legal fees, judgments and amounts paid in settlement, actually and reasonably incurred by them in connection with the Manager's services provided to the Trust pursuant to the trust agreement and the management agreement, provided that the Trust has reasonable grounds to believe that the action or inaction that caused the payment of the legal fees, judgments and amounts paid in settlement was in the best interests of the Trust and provided that such person or entities will not be indemnified by the Trust where: (i) there has been negligence, willful misconduct, willful neglect, default, bad faith or dishonesty on the part of the Manager or such other person or entity; (ii) a claim is made as a result of a misrepresentation contained in this or in any prospectus or like offering document of the Trust or any document filed in connection with the Trust's periodic filing requirements distributed or filed in connection with the issue of the units or applicable securities laws; or (iii) the Manager has failed to fulfill its standard of care or its other obligations in accordance with applicable laws or the provisions as set forth in the trust agreement and the management agreement, unless in an action brought against the Manager or such persons or entities they have achieved complete or substantial success as a defendant.

Indemnification of the Trust by the Manager

The Trust will be indemnified and held harmless by the Manager against any costs, charges, claims, expenses, actions, suits or proceedings arising from a claim made as a result of a misrepresentation contained in this or any prospectus or like offering document of the Trust or any document filed in connection with the Trust's periodic filing requirements distributed or filed in connection with the issuance of the units or under applicable securities laws.

Independent Review Committee

In accordance with applicable Canadian securities legislation, the Manager has established an independent review committee for all mutual funds and non-redeemable investment funds managed by the Manager or any of its affiliates, which includes the Trust. The independent review committee is composed of three members, each of whom is independent of the Manager and its affiliates, and free from any interest and any business or other relationship which could, or could be reasonably perceived to, materially interfere with the exercise of an independent review committee member's judgment.

The Manager refers all conflict of interest matters to the independent review committee for its review and/or approval. The Manager has established a written charter for the independent review committee, which includes its mandate, responsibilities and functions, and the written policies and procedures it will follow when performing its functions, including dealing with conflict of interest matters. The Manager maintains records in respect of these matters and provides assistance to the independent review committee in carrying out its functions. The independent review committee conducts regular assessments and provides reports, at least annually, to the Trust and to unitholders in respect of its functions. The report prepared by the independent review committee is made available on the Trust's website (www.sprottphysicalgoldtrust.com) or, at a unitholder's request, sent to the unitholder at no cost.

The independent review committee:

(i) reviews and provides input on the Manager's written policies and procedures that deal with conflict of interest matters;

(ii) reviews conflict of interest matters referred to it by the Manager and makes recommendations to the Manager regarding whether the Manager's proposed actions in connection with the conflict of interest matter achieve a fair and reasonable result for the Trust;

(iii) considers and, if deemed appropriate, approves the Manager's decision on a conflict of interest matter that the Manager refers to the independent review committee for approval; and

(iv) performs such other duties as may be required of the independent review committee under applicable Canadian securities legislation.

All fees and expenses of the independent review committee incurred in connection with its duties with respect to the Trust are paid by the Trust and the independent review committee has the authority to retain, at the expense of the Trust, independent counsel or other advisors if the independent review committee deems it appropriate to do so. The members of the independent review committee are indemnified by the Trust, except in cases of willful misconduct, bad faith, negligence or breach of their standard of care.

The current members of the IRC and their principal occupations are as follows:

Name and Municipality of Residence	Principal Occupation
Lawrence A. Ward Toronto, Ontario, Canada	Consultant
W. William Woods Toronto, Ontario, Canada	Consultant
Eamonn McConnell Toronto, Ontario, Canada	Consultant

C. Material Contracts

Precious Metals Storage Agreement

The Mint acts as custodian of the physical gold bullion owned by the Trust pursuant to the Precious Metals Storage Agreement between the Manager, for and on behalf of the Trust, and the Mint. The Mint is a Canadian Crown corporation responsible for the minting and distribution of Canada's circulation coins. An ISO 9001-2000 certified company, the Mint offers a wide range of specialized, high quality coinage products and related services on an international scale. For its services under the Precious Metals Storage Agreement, which has a term of three years, the Mint receives a fee, currently $15.00 per bar per month. Such fee is subject to increase following a 30-day written notice to that effect in the event of changes in economic conditions that increase the Mint's operating costs. Transportation of physical gold bullion to or from the Mint by way of armored transportation service carrier is subject to a separate agreement between the Manager and the Mint, pursuant to which the Trustee is obligated to reimburse the Mint for such transportation costs (except in connection with a redemption of units for physical gold bullion by a unitholder, in which case such costs will be borne by the redeeming unitholder).

Under the Precious Metals Storage Agreement, upon written notice from the Manager to the Mint of the Manager's intention to have any of the Trust's physical gold bullion delivered to the Mint, to which we will refer as the initial notice, the Mint receives such physical gold bullion based on a list provided by the Manager in such written notice that specifies the amount, weight, type, assay characteristics and value, and serial number of the London Good Delivery bars. After verification, the Mint issues a ''Receipt of Deposit'' that confirms the bar count and the total weight in fine ounces. The Mint reserves the right to refuse delivery in the event of storage capacity limitations. In the event of a discrepancy arising during the verification process, the Mint will promptly notify the Manager. The Mint keeps the Trust's physical gold bullion specifically identified as the Trust's property and keeps it on a labeled shelf or physically segregated pallets at all times. The Mint provides a monthly inventory statement, which the Manager reconciles with the Trust's records of its physical gold bullion holdings. The Manager has the right to audit the physical storage of the Trust's physical gold bullion at the Mint upon request on any Mint business day (which means any day other than a Saturday, Sunday or a holiday observed by the Mint) during the Mint's regular business hours, provided that such audit does not interrupt the routine operation of the Mint's facility.

Upon the Mint's receipt and taking into possession and control of any of the Trust's physical gold bullion, whether through physical delivery or a transfer of the physical gold bullion from a different customer's account at the Mint, the Mint's liability commences with respect to such physical gold bullion. The Mint bears all risk of physical loss of, or damage to, physical gold bullion of the Trust in the Mint's custody, except in the case of circumstances or causes beyond the Mint's reasonable control, including, without limitation, acts or omissions or the failure to cooperate of the Manager, acts or omissions or the failure to cooperate by any third party, fire or other casualty, act of God, strike or labor dispute, war or other violence, or any law, order or requirement of any governmental agency or authority, and has contractually agreed to replace or pay for lost, damaged or destroyed physical gold bullion in the Trust's account while in the Mint's care, custody and control. The Mint's liability terminates with respect to any physical gold bullion upon termination of the Precious Metals Storage Agreement, whether or not the Trust's physical gold bullion remains in the Mint's possession and control, upon transfer of such physical gold bullion to a different customer's account at the Mint, as requested by the Manager, or at the time such physical gold bullion is remitted to the armored transportation service carrier pursuant to delivery instructions provided by the Manager on behalf of a redeeming unitholder.

In the event of physical loss, damage or destruction of the Trust's physical gold bullion in the Mint's custody, care and control, the Manager must give written notice to the Mint within five Mint business days after the discovery of any such loss, damage or destruction, but, in the case of loss or destruction of the Trust's physical gold bullion, in any event no more than 30 days after the delivery by the Mint to the Trust of an inventorystatement in which the discrepancy first appears. The Mint will, at its option, either (i) replace, or restore to its original state in the event of partial damage, as the case may be, the Trust's physical gold bullion that was lost, destroyed or damaged within five Mint business days from the date the Mint becomes aware of said loss or destruction, based on the advised weight and assay characteristics provided in the initial notice or (ii) compensate the Trust, through the Manager, for the monetary value of the Trust's physical gold bullion that was lost or destroyed, within five Mint business days from the date the Mint becomes aware of said loss or destruction, based on the advised weight and assay characteristics provided in the initial notice and the market value of such physical gold bullion that was lost or destroyed, using the first available afternoon (P.M.) London fix of the LBMA from the date the Mint becomes aware of said loss or destruction. If such notice is not given in accordance with the terms of the Precious Metals Storage Agreement, all claims against the Mint will be deemed to have been waived. In addition, no action, suit or other proceeding to recover any loss, damage or destruction may be brought against the Mint unless notice of such loss, damage or destruction has been given in accordance with the terms of the Precious Metals Storage Agreement and unless such action, suit or proceeding shall have been commenced within 12 months from the time such notice is sent to the Mint. The Mint will not be responsible for any special, incidental, consequential, indirect or punitive losses or damages (including lost profits or lost savings), except as a result of gross negligence or willful misconduct by the Mint and whether or not the Mint had knowledge that such losses or damages might be incurred.

The Mint operates pursuant to the Royal Canadian Mint Act (Canada) and is a Canadian Crown corporation. Crown corporations are "agents of Her Majesty the Queen" and, as such, their obligations generally constitute unconditional obligations of the Government of Canada. A Crown corporation may be sued for breach of contract or for wrongdoing in tort where it has acted on its own behalf or on behalf of the Crown. However, a Crown corporation may be entitled to immunity if it acts as agent of the Crown rather than in its own right and on its own behalf. Although the Mint has entered into the Precious Metals Storage Agreement on its own behalf and not on behalf of the Crown, a court may determine that, when acting as custodian of the Trust's physical gold bullion, the Mint acted as agent of the Crown, and that the Mint may be entitled to immunity of the Crown. Consequently, a unitholder may not be able to recover for any losses incurred as a result of the Mint's acting as custodian of the Trust's physical gold bullion. See "Item 3.D. – Key Information – Risk Factors—Under Canadian law, the Trust and unitholders may have limited recourse against the Mint." The Precious Metals Storage Agreement does not establish a principal and agent relationship, partnership or joint venture between the Mint and the Manager nor does it establish a contractual relationship between the Mint and the unitholders.

The Mint reserves the right to reject physical gold bullion delivered to it if the physical gold bullion contains a hazardous substance or if the physical gold bullion is or becomes unsuitable or undesirable for metallurgical, environmental or other reasons.

The Manager is not responsible for any losses or damages to the Trust arising out of any action or inaction by the Trust's custodians or any sub-custodian holding the assets of the Trust.

The Manager, with the consent of the Trustee, has the authority to change the custodial arrangement described above including, but not limited to, the appointment of a replacement custodian and/or additional custodians. The Manager may terminate the custodial relationship with the Mint by giving written notice to the Mint of its intent to terminate the Precious Metals Storage Agreement if (i) the Mint has committed a material breach of its obligations under the Precious Metals Storage Agreement that is not cured within 10 Mint business days following the Manager giving written notice to the Mint of such material breach; (ii) the Mint is dissolved or adjudged bankrupt, or a trustee, receiver or conservator of the Mint or of its property is appointed, or an application for any of the foregoing is filed; or (iii) the Mint is in breach of any representation or warranty contained in the Precious Metal Storage Agreement. The obligations of the Mint include, but are not limited to, maintaining an inventory of the Trust's physical gold bullion stored with the Mint, providing a monthly inventory to the Trust, maintaining the Trust's physical gold bullion physically segregated and specifically identified as the Trust's property, and taking good care, custody and control of the Trust's physical gold bullion. The Trust believes that all of these obligations are material and anticipates that the Manager would terminate the Mint as custodian if the Mint breaches any such obligation and does not cure such breach within 10 Mint business days of the Manager giving written notice to the Mint of such breach.

The Mint carries such insurance as it deems appropriate for its businesses and its position as custodian of the Trust's physical gold bullion and will provide the Trust with at least 30 days' notice of any cancellation or termination of such coverage. Based on information provided by the Mint, the Manager believes that the insurance carried by the Mint, together with its status as a Canadian Crown corporation with its obligations generally constituting unconditional obligations of the Government of Canada, provides the Trust with such protection in the event of loss or theft of the Trust's physical gold bullion stored at the Mint that is consistent with the protection afforded under insurance carried by other custodians that store gold commercially. In addition, if the Mint were to become a private enterprise, the Manager on behalf of the Trust will make a determination whether the Mint should remain the custodian of the Trust's physical gold bullion in light of applicable circumstances, such as the level of insurance carried by the Mint after such privatization, the availability of other custodians and the risk in moving the Trust's physical gold bullion to another custodian.

Valuation Services Agreement

RBC Dexia has been appointed as valuation agent of the Trust pursuant to a valuation services agreement between the Trust and RBC Dexia as valuation agent dated February 24, 2010. The valuation agent is responsible for providing valuation services to the Trust and calculates the value of the net assets of the Trust and NAV pursuant to the terms of the valuation services agreement.

In carrying out its duties as valuation agent, the valuation agent is required to exercise the powers and discharge the duties of its office honestly and in good faith and, in connection therewith, must exercise the degree of care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances.

Except to the extent any liability arises directly out of the negligence, willful misconduct or lack of good faith of the valuation agent, the valuation agent is not be liable for any act or omission in the course of, or connected with, rendering the services under the valuation services agreement or for loss to, or diminution of, the Trust's property. In no event will the valuation agent be liable for any consequential or special damages including, but not limited to, loss of reputation, goodwill or business. The Manager will indemnify and hold harmless the valuation agent, its affiliates and agents, and their respective directors, officers, and employees from and against all taxes, duties, charges, costs, expenses, damages, claims, actions, demands and any other liability whatsoever to which any such persons or entities may become subject, including legal fees, judgments and amounts paid in settlement in respect of anything done or omitted to be done in connection with the valuation services provided under the valuation services agreement, except to the extent incurred as a result of the negligence, willful misconduct or lack of good faith of the indemnified party. Notwithstanding the foregoing, the liability of the valuation agent under the valuation services agreement will in no event exceed the aggregate amount of fees received by the valuation agent from the Manager with respect to the services provided during the immediately preceding twelve months.

The valuation services agreement provides that it may be terminated by either party without penalty at any time by providing to the other party 60 days' prior written notice of such termination unless the parties mutually agree in writing to a different period. Either party may terminate the valuation services agreement immediately upon notice in the event that either party is declared bankrupt or will be insolvent, the assets or the business of either party become liable to seizure or confiscation by a public or governmental authority, or the Manager's power and authority to act on behalf of, or to represent, the Trust has been revoked, terminated or is otherwise no longer in full force and effect.

D. Exchange Controls

Under Canadian law, there are currently no restrictions on the export or import of capital, including foreign exchange controls, or restrictions that affect the remittance of dividends, interest or other payments to non resident holders of our units.

E. Taxation

U.S. Federal Income Tax Considerations

In the opinion of Seward & Kissel LLP, the Trust's U.S. counsel, the following are the material U.S. federal income tax consequences to U.S. Holders as defined below, of the ownership and disposition of units. This discussion does not purport to deal with the tax consequences of owning units to all categories of investors, some of which, such as dealers in securities, regulated investment companies, tax-exempt organizations, investors whose functional currency is not the U.S. dollar and investors that own, actually or under applicable constructive ownership rules, 10% or more of the units, may be subject to special rules. This discussion does not address U.S. state or local tax, U.S. federal estate or gift tax or foreign tax consequences of the ownership and disposition of units. This discussion deals only with holders who hold the units as a capital asset. Unitholders are encouraged to consult their own tax advisors concerning the overall tax consequences arising in their own particular situation under U.S. federal, state, local or foreign law of the ownership of units.

The following discussion of U.S. federal income tax matters is based on the U.S. Internal Revenue Code of 1986, as amended, to which we will refer as the Code, judicial decisions, administrative pronouncements, and existing and proposed regulations issued by the U.S. Department of the Treasury, all of which are subject to change, possibly with retroactive effect.

U.S. Federal Income Tax Classification of the Trust

The Trust has filed an affirmative election with the Internal Revenue Service, to which we will refer as IRS, to be classified as an association taxable as a corporation for U.S. federal income tax purposes.

U.S. Federal Income Taxation of U.S. Holders

As used herein, the term "U.S. Holder" means a beneficial owner of units that is a U.S. citizen or resident for U.S. income tax purposes, a U.S. corporation or other U.S. entity taxable as a corporation, an estate the income of which is subject to U.S. federal income taxation regardless of its source, or a trust if a court within the United States is able to exercise primary jurisdiction over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust.

If a partnership (including an entity treated as a partnership for U.S. federal income tax purposes) holds the units, the tax treatment of a partner will generally depend upon the status of the partner and upon the activities of the partnership. However, a U.S. person that is an individual, trust or estate and that owns units through a partnership generally will be eligible for the reduced rates of taxation described below that are applicable to U.S. Individual Holders (as defined below). If a unitholder is a partner in a partnership holding the units, such unitholder is encouraged to consult its tax advisor.

Distributions

The Trust does not anticipate making regular cash distributions to unitholders. Subject to the PFIC discussion below, any distributions made by the Trust with respect to the units to a U.S. Holder generally constitute dividends, which generally are taxable as ordinary income to the extent of the Trust's current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Distributions in excess of the Trust's earnings and profits are treated first as a nontaxable return of capital to the extent of the U.S. Holder's tax basis in his, her or its units on a dollar-for-dollar basis and thereafter as gain from the disposition of units. Since the Trust will be a PFIC, as described below, dividends paid on the units to a U.S. Holder who is an individual, trust or estate, or a U.S. Individual Holder, will generally not be treated as "qualified dividend income" that is taxable to U.S. Individual Holders at preferential tax rates (currently through taxable years ended before or on December 31, 2010). Any dividends generally are treated as foreign-source income for U.S. foreign tax credit limitation purposes.

Redemption of Units

A U.S. Holder may have units redeemed for cash or physical gold bullion. Under Section 302 of the Code, a U.S. Holder generally will be treated as having sold his, her or its units (rather than having received a distribution on the units) upon the redemption of units if the redemption completely terminates or significantly reduces the U.S. Holder's interest in the Trust. In such case, the redemption will be treated as described in the relevant section below depending on whether the U.S. Holder makes a QEF election, a mark-to-market election or makes no election and therefore is subject to the Default PFIC Regime (as defined below).

Passive Foreign Investment Company Status and Significant Tax Consequences

Special U.S. federal income tax rules apply to a U.S. Holder that holds stock in a foreign corporation classified as a PFIC for U.S. federal income tax purposes. In general, the Trust will be treated as a PFIC with respect to a U.S. Holder if, for any taxable year in which such U.S. Holder held the units, either:

•	at least 75% of the Trust's gross income for such taxable year consists of passive income; or
•	at least 50% of the average value of the assets held by the Trust during such taxable year produce, or are held for the production of, passive income.

For purposes of these tests, "passive income" includes dividends, interest, and gains from the sale or exchange of investment property (including commodities). The income that the Trust derives from its sales of physical gold bullion is expected to be treated as passive income for this purpose. Since substantially all of the Trust's assets consist of physical gold bullion and the Trust derives and expects to continue to derive substantially all of its income from the sales of physical gold bullion, it is expected the Trust will be treated as a PFIC for each of its taxable years.

Assuming the Trust is a PFIC, a U.S. Holder will be subject to different taxation rules depending on whether the U.S. Holder (1) makes an election to treat the Trust as a QEF, which is referred to as a QEF election, (2) makes a mark-to-market election with respect to the units, or (3) makes no election and therefore is subject to the Default PFIC Regime (as defined below). As discussed in detail below, making a QEF election or a mark-to-market election generally will mitigate the otherwise adverse U.S. federal income tax consequences under the Default PFIC Regime. However, the mark-to-market election may not be as favorable as the QEF election because a U.S. Holder generally will recognize income each year attributable to any appreciation in the U.S. Holder's units without a corresponding distribution of cash or other property. For taxable years beginning on or after March 18, 2010, a U.S. Holder of interests in a PFIC, such as the Trust, will be required to file an annual information return containing information regarding the PFIC as required by applicable Treasury Regulations.

Taxation of U.S. Holders Making a Timely QEF Election

Making the Election.  A U.S. Holder would make a QEF election with respect to any year that the Trust is a PFIC by filing IRS Form 8621 with his, her or its U.S. federal income tax return. The Trust intends to annually provide each U.S. Holder with all necessary information in order to make and maintain a QEF election. A U.S. Holder who makes a QEF election for the first taxable year in which he, she or it owns units, or an Electing Holder, will not be subject to the Default PFIC Regime (as defined below) for any taxable year. We will refer to an Electing Holder that is a U.S. Individual Holder as a Non-Corporate Electing Holder. A U.S. Holder who does not make a timely QEF election would be subject to the Default PFIC Regime for taxable years during his, her or its holding period in which a QEF election was not in effect, unless such U.S. Holder makes a special "purging" election. A U.S. Holder who does not make a timely QEF election is encouraged to consult such U.S. Holder's tax advisor regarding the availability of such purging election.

Current Taxation and Dividends.  An Electing Holder must report each year for U.S. federal income tax purposes his, her or its pro rata share of the Trust's ordinary earnings and the Trust's net capital gain, if any, for the Trust's taxable year that ends with or within the taxable year of the Electing Holder, regardless of whether or not distributions were received from the Trust by the Electing Holder. A Non-Corporate Electing Holder's pro rata share of the Trust's net capital gain generally will be taxable at a maximum rate of 28% under current law to the extent attributable to sales of physical gold bullion by the Trust if the Trust has held the gold bullion for more than one year. Otherwise such gain generally will be treated as ordinary income.

If any holder redeems his, her or its units for physical gold bullion (regardless of whether the holder requesting redemption is a U.S. Holder or an Electing Holder), the Trust will be treated as if it sold physical gold bullion for its fair market value in order to redeem the holder's units. As a result, any Electing Holder will be required to currently include in income his, her or its pro rata share of the Trust's gain from such deemed disposition (taxable to a Non-Corporate Electing Holder at a maximum rate of 28% under current law if the Trust has held the physical gold bullion for more than one year) even though the deemed disposition by the Trust is not attributable to any action on the Electing Holder's part. If any holder redeems units for cash and the Trust sells physical gold bullion to fund the redemption (regardless of whether the holder requesting redemption is a U.S. Holder or an Electing Holder), an Electing Holder similarly will include in income his, her or its pro rata share of the Trust's gain from the sale of the physical gold bullion, which will be taxable as described above even though the Trust's sale of physical gold bullion is not attributable to any action on the Electing Holder's part. An Electing Holder's adjusted tax basis in the units will be increased to reflect any amounts currently included in income under the QEF rules. Distributions of earnings and profits that had been previously included in income will result in a corresponding reduction in the adjusted tax basis in the units and will not be taxed again once distributed. Any other distributions generally will be treated as discussed above under "Item 10.E.—Additional Information—Taxation—U.S. Federal Income Tax Considerations—U.S. Federal Income Taxation of U.S. Holders—Distributions."

Income inclusions under the QEF rules described above generally should be treated as foreign-source income for U.S. foreign tax credit limitation purposes, but Electing Holders should consult their tax advisors in this regard.

Sale, Exchange or Other Disposition.  An Electing Holder will generally recognize capital gain or loss on the sale, exchange, or other disposition of the units in an amount equal to the excess of the amount realized on such disposition over the Electing Holder's adjusted tax basis in the units. Such gain or loss will be treated as long-term capital gain or loss if the Electing Holder's holding period in the units is greater than one year at the time of the sale, exchange or other disposition. Long-term capital gains of U.S. Individual Holders currently are taxable at a maximum rate of 15%. An Electing Holder's ability to deduct capital losses is subject to certain limitations. Any gain or loss generally will be treated as U.S.-source gain or loss for U.S. foreign tax credit limitation purposes.

An Electing Holder that redeems his, her or its units will be required to currently include in income his, her or its pro rata share of the Trust's gain from the deemed or actual disposition of physical gold bullion, as described above, which will be taxable to a Non-Corporate Electing Holder at a maximum rate of 28% under current law if the Trust has held the physical gold bullion for more than one year. The Electing Holder's adjusted tax basis in the units will be increased to reflect such gain that is included in income. The Electing Holder will further recognize capital gain or loss on the redemption in an amount equal to the excess of the fair market value of the physical gold bullion or cash received upon redemption over the Electing Holder's adjusted tax basis in the units. Such gain or loss will be treated as described in the preceding paragraph.

Taxation of U.S. Holders Making a Mark-to-Market Election

Making the Election.  Alternatively, assuming the units are treated as marketable stock, a U.S. Holder would be allowed to make a mark-to-market election with respect to the units, provided the U.S. Holder completes and files IRS Form 8621 in accordance with the relevant instructions and related Treasury Regulations. The units will be treated as marketable stock for this purpose if they are regularly traded on a qualified exchange or other market. The units will be regularly traded on a qualified exchange or other market for any calendar year during which they are traded (other than in de minimis quantities) on at least 15 days during each calendar quarter. A qualified exchange or other market means either a U.S. national securities exchange that is registered with the SEC, the NASDAQ, or a foreign securities exchange that is regulated or supervised by a governmental authority of the country in which the market is located and which satisfies certain regulatory and other requirements. The Trust believes that both the TSX and the NYSE Arca should be treated as a qualified exchange or other market for this purpose.

Current Taxation and Dividends.  If the mark-to-market election is made, the U.S. Holder generally would include as ordinary income in each taxable year the excess, if any, of the fair market value of the units at the end of the taxable year over such U.S Holder's adjusted tax basis in the units. The U.S. Holder would also be permitted an ordinary loss in respect of the excess, if any, of the U.S. Holder's adjusted tax basis in the units over their fair market value at the end of the taxable year, but only to the extent of the net amount previously included in income as a result of the mark-to-market election. Any income inclusion or loss under the preceding rules should be treated as gain or loss from the sale of units for purposes of determining the source of the income or loss. Accordingly, any such gain or loss generally should be treated as U.S.-source income or loss for U.S. foreign tax credit limitation purposes. A U.S. Holder's tax basis in his, her or its units would be adjusted to reflect any such income or loss inclusion amount. Distributions by the Trust to a U.S. Holder who has made a mark-to-market election generally will be treated as discussed above under "Item 10.E.—Additional Information—Taxation—U.S. Federal Income Tax Considerations—U.S. Federal Income Taxation of U.S. Holders—Distributions."

Sale, Exchange or Other Disposition.  Gain realized on the sale, exchange, redemption or other disposition of the units would be treated as ordinary income, and any loss realized on the sale, exchange, redemption or other disposition of the units would be treated as ordinary loss to the extent that such loss does not exceed the net mark-to-market gains previously included by the U.S. Holder. Any loss in excess of such previous inclusions would be treated as a capital loss by the U.S. Holder. A U.S. Holder's ability to deduct capital losses is subject to certain limitations. Any such gain or loss generally should be treated as U.S.-source income or loss for U.S. foreign tax credit limitation purposes.

Taxation of U.S. Holders Not Making a Timely QEF or Mark-to-Market Election

Finally, a U.S. Holder who does not make either a QEF election or a mark-to-market election for that year, or a Non-Electing Holder, would be subject to special rules, to which we will refer as the Default PFIC Regime, with respect to (1) any excess distribution (i.e., the portion of any distributions received by the Non-Electing Holder on the units in a taxable year in excess of 125% of the average annual distributions received by the Non-Electing Holder in the three preceding taxable years, or, if shorter, the Non-Electing Holder's holding period for the units), and (2) any gain realized on the sale, exchange, redemption or other disposition of the units.

Under the Default PFIC Regime:

•	the excess distribution or gain would be allocated ratably over the Non-Electing Holder's aggregate holding period for the units;

•	the amount allocated to the current taxable year and any taxable year before the Trust became a PFIC would be taxed as ordinary income; and

•
the amount allocated to each of the other taxable years would be subject to tax at the highest rate of tax in effect for the applicable class of taxpayer for that year, and an interest charge for the deemed deferral benefit would be imposed with respect to the resulting tax attributable to each such other taxable year.

Any distributions other than "excess distributions," by the Trust to a Non-Electing Holder will be treated as discussed above under "Item 10.E.—Additional Information—Taxation—U.S. Federal Income Tax Considerations—U.S. Federal Income Taxation of U.S. Holders—Distributions."

These penalties would not apply to a pension or profit sharing trust or other tax-exempt organization that did not borrow funds or otherwise utilize leverage in connection with its acquisition of the units. If a Non-Electing Holder who is an individual dies while owning the units, such Non-Electing Holder's successor generally would not receive a step-up in tax basis with respect to the units.

Foreign Taxes

Distributions, if any, by the Trust may be subject to Canadian withholding taxes. A U.S. Holder may elect to either treat such taxes as a credit against U.S. federal income taxes, subject to certain limitations, or deduct his, her or its share of such taxes in computing such U.S. Holder's U.S. federal taxable income. No deduction for foreign taxes may be claimed by an individual who does not itemize deductions.

Backup Withholding and Information Reporting

Payments made within the United States, or by a U.S. payor or U.S. middleman, of dividends on, or proceeds arising from the sale or other taxable disposition of, units generally will be subject to information reporting and backup withholding, currently at the rate of 28%, if a U.S. Holder fails to furnish its correct U.S. taxpayer identification number (generally on IRS Form W-9), and to make certain certifications, or otherwise fails to establish an exemption. Backup withholding tax is not an additional tax. Rather, a U.S. Holder generally may obtain a refund of any amounts withheld under backup withholding rules that exceed his, her, or its income tax liability by filing a refund claim with the IRS.

U.S. Holders may be subject to certain IRS filing requirements as a result of holding units in the Trust. For example, a U.S. person who transfers property (including cash) to a foreign corporation in exchange for stock in the corporation is in some cases required to file an information return on IRS Form 926 with the IRS with respect to such transfer. Accordingly, a U.S. Holder may be required to file Form 926 with respect to its acquisition of units. U.S. Holders also may be required to file Form TD F 90-22.1 (Report of Foreign Bank and Financial Accounts) with respect to their investment in the Trust. Pursuant to Section 6038D of the Code, U.S. Holders may be required to file an annual information return with the IRS with respect to their investment in the Trust. In addition, pursuant to recently enacted legislation effective as of January 1, 2013, the Trust may be required to enter into an agreement with the IRS to disclose certain information about its U.S. Holders to the IRS. U.S. Holders are encouraged to consult their own tax advisors with respect to any applicable filing requirements.

Canadian Federal Income Tax Considerations

The following is, as of the date hereof, a general summary of the principal Canadian federal income tax considerations generally applicable under the Tax Act to the acquisition, holding and disposition of units. This summary is generally applicable to a unitholder who deals at arm's length and is not affiliated with the Trust and holds units as capital property. Units will generally be considered capital property to a unitholder unless the unitholder holds the units in the course of carrying on a business of trading or dealing in securities or has acquired the units in a transaction or transactions considered to be an adventure in the nature of trade. Canadian-resident unitholders who are not traders or dealers in securities and who might not otherwise be considered to hold their units as capital property may be entitled to have their units (and every other "Canadian security" owned by them in that taxation year or any subsequent taxation year) treated as capital property by making the irrevocable election permitted by subsection 39(4) of the Tax Act. Such unitholders should consult their own tax advisors regarding the availability and appropriateness of making this election having regard to their particular circumstances and the anticipated commodity holdings of the Trust.

This summary is not applicable to a unitholder that is a "financial institution", that is a "specified financial institution" or that has elected to determine its Canadian tax results in accordance with the "functional currency" rules, or to an interest in which is a "tax shelter investment" (as all such terms are defined in the Tax Act). In addition, this summary does not address the deductibility of interest by a unitholder who has borrowed to acquire units. All such unitholders should consult with their own tax advisors.

This summary is also based on the assumption (discussed below under "Item 10.E.—Additional Information—Taxation—Canadian Federal Income Tax Considerations—SIFT Trust Rules") that the Trust will at no time be a "SIFT trust" as defined in the Tax Act.

This summary is based on the current provisions of the Tax Act, the regulations thereunder, all specific proposals to amend the Tax Act and the regulations publicly announced by the Minister of Finance (Canada) prior to the date hereof, to which we will refer as the Tax Proposals, and Canadian counsel's understanding of the current administrative and assessing policies of the Canada Revenue Agency, to which we will refer as the CRA. There can be no assurance that the Tax Proposals will be implemented in their current form or at all, nor can there be any assurance that the CRA will not change its administrative or assessing practices. This summary further assumes that the Trust will comply with the trust agreement and that the Manager and the Trust will comply with a certificate issued to Canadian counsel regarding certain factual matters. Except for the Tax Proposals, this summary does not otherwise take into account or anticipate any change in the law, whether by legislative, governmental or judicial decision or action, which may affect adversely any income tax consequences described herein, and does not take into account provincial, territorial or foreign tax considerations, which may differ significantly from those described herein.

This summary is not exhaustive of all possible Canadian federal tax considerations applicable to an investment in units. Moreover, the income and other tax consequences of acquiring, holding or disposing of units will vary depending on a taxpayer's particular circumstances. Accordingly, this summary is of a general nature only and is not intended to constitute legal or tax advice to any prospective purchaser of units. Prospective purchasers of units should consult with their own tax advisors about tax consequences of an investment in units based on their particular circumstances.

For the purposes of the Tax Act, all amounts relating to the acquisition, holding or disposition of units (including distributions, adjusted cost base and proceeds of disposition), or transactions of the Trust, must be expressed in Canadian dollars. Amounts denominated in United States dollars must be converted into Canadian dollars using the rate of exchange quoted by the Bank of Canada at noon on the day on which the amount first arose or such other rate of exchange as is acceptable to the CRA.

Qualification as a Mutual Fund Trust

This summary is based on the assumptions that the Trust will qualify at all times as a "unit trust" and a "mutual fund trust" within the meaning of the Tax Act and that the Trust will validly elect under the Tax Act to be a mutual fund trust from the date it was established. The Trust meets the requirements necessary for it to qualify as a mutual fund trust and the Trust will elect to be deemed a mutual fund trust throughout its first taxation year.

One of the conditions to qualify as a mutual fund trust for the purposes of the Tax Act is that the Trust has not been established or maintained primarily for the benefit of non-residents unless, at all times, all or substantially all of the Trust's property consists of property other than "taxable Canadian property" (or if certain Tax Proposals released on September 16, 2004 are enacted as proposed, "taxable Canadian property" within the meaning of the Tax Act and certain other types of "specified property"). Physical gold bullion is not "taxable Canadian property" or "specified property." Accordingly, based on the investment objectives and investment restrictions, the Trust should not hold any such property.

In addition, to qualify as a mutual fund trust: (i) the Trust must be a Canadian resident "unit trust" for purposes of the Tax Act; (ii) the only undertaking of the Trust must be (a) the investing of its funds in property (other than real property or interests in real property), or (b) the acquiring, holding, maintaining, improving, leasing or managing of any real property (or interest in real property) that is capital property of the Trust, or (c) any combination of the activities described in (a) and (b); and (iii) the Trust must comply with certain minimum requirements regarding the ownership and dispersal of units, to which we will refer as the minimum distribution requirements. In this connection, the Manager has advised counsel that it intends to cause the Trust to qualify as a unit trust throughout the life of the Trust; that the Trust's undertaking conforms with the restrictions for mutual fund trusts; and that it has no reason to believe at the date hereof that the Trust will not comply with the minimum distribution requirements at all material times.

If the Trust were not to qualify as a mutual fund trust at all times, the income tax considerations described in this summary would, in some respects, be materially and adversely different.

Canadian Taxation of the Trust

Each taxation year of the Trust will end on December 31. In each taxation year, the Trust will be subject to tax under Part I of the Tax Act on any income for the year, including net realized taxable capital gains, less the portion thereof that it deducts in respect of the amounts paid or payable in the year to unitholders. An amount will be considered to be payable to a unitholder in a taxation year if it is paid to the unitholder in the year by the Trust or if the unitholder is entitled in that year to enforce payment of the amount. The Trust intends to deduct, in computing its income in each taxation year, such amount in each year as will be sufficient to ensure that the Trust will generally not be liable for income tax under Part I of the Tax Act. The Trust will be entitled for each taxation year to reduce (or receive a refund in respect of) its liability, if any, for tax on its capital gains by an amount determined under the Tax Act based on the redemption of units during the year. Based on the foregoing, the Trust will generally not be liable for income tax under Part I of the Tax Act.

The CRA has expressed the opinion that gains (or losses) of mutual fund trusts resulting from transactions in commodities should generally be treated for purposes of the Tax Act as being derived from an adventure in the nature in trade, so that such transactions give rise to ordinary income rather than capital gains—although the treatment in each particular case remains a question of fact to be determined having regard to all the circumstances. In the view of Canadian counsel, the holding by the Trust of physical gold bullion with no intention of disposing of such bullion except in specie on a redemption of units likely would not represent an adventure in the nature of trade so that a disposition, on a redemption of units, of physical gold bullion that previously had been acquired with such intention would likely give rise to a capital gain (or capital loss) to the Trust. The Manager has informed Canadian counsel that, as it intends for the Trust to be a long-term holder of physical gold bullion and does not anticipate that the Trust will sell its physical gold bullion (otherwise than where necessary to fund expenses of the Trust), the Manager anticipates that the Trust generally will treat gains (or losses) as a result of dispositions of physical gold bullion as capital gains (or capital losses), although depending on the circumstances, the Trust may instead include (or deduct) the full amount of such gains or losses in computing its income.

The Trust will also be required to include in its income for each taxation year all interest that accrues to it to the end of the year, or becomes receivable or is received by it before the end of the year, except to the extent that such interest was included in computing its income for a preceding taxation year. Upon the actual or deemed disposition of indebtedness, the Trust will be required to include in computing its income for the year of disposition all interest that accrued on such indebtedness from the last interest payment date to the date of disposition except to the extent such interest was included in computing the Trust's income for that or another taxation year, and such income inclusion will reduce the proceeds of disposition for purposes of computing any capital gain or loss.

Under the current provisions of the Tax Act, the Trust is entitled to deduct in computing its income reasonable administrative and other operating expenses (other than certain expenses on account of capital) incurred by it for the purposes of earning income (other than taxable capital gains). No assurance can be provided that administration expenses of the Trust will not be considered to be on account of capital. The Trust generally may also deduct from its income for the year a portion of the reasonable expenses incurred by it to issue units. The portion of the issue expenses deductible by the Trust in a taxation year is 20% of the total issue expenses, pro rated where the Trust's taxation year is less than 365 days.

On October 31, 2003, the Canadian Department of Finance announced a tax proposal relating to the deductibility of losses under the Tax Act, to which we will refer as the October Proposal. Under the October Proposal, a taxpayer will be considered to have a loss from a business or property for a taxation year only if, in that year, it is reasonable to assume that the taxpayer will realize a cumulative profit from the business or property during the time that the taxpayer has carried on, or can reasonably be expected to carry on, the business or has held, or can reasonably be expected to hold, the property. Profit, for this purpose, does not include capital gains or capital losses. If the October Proposal were to apply to the Trust, certain losses of the Trust or a unitholder could be limited. On February 23, 2005, the Canadian Minister of Finance announced that an alternative proposal to replace the October Proposal would be released for comment. No such alternative proposal has been released as of the date hereof. There can be no assurance that such alternative proposal will not adversely affect the Trust or a unitholder.

Losses incurred by the Trust in a taxation year cannot be allocated to unitholders, but may be deducted by the Trust in future years in accordance with the Tax Act.

SIFT Trust Rules

The Trust will be a "SIFT trust" as defined in the Tax Act for a taxation year of the Trust if in that year the units are listed or traded on a stock exchange or other public market and the Trust holds one or more "non-portfolio properties," as defined in the Tax Act. If the Trust were a SIFT trust for a taxation year of the Trust, it would effectively be taxed similarly to a corporation on income and capital gains in respect of such non-portfolio properties at a combined federal/provincial tax rate comparable to rates that apply to income earned and distributed by Canadian corporations. Distributions of such income received by unitholders would be treated as dividends from a taxable Canadian corporation.

Physical gold bullion and other property of the Trust will be non-portfolio property if such property is used by the Trust (or by a person or partnership with which it does not deal at arm's length within the meaning of the Tax Act) in the course of carrying on a business in Canada. In some circumstances, significant holdings of "securities" (as broadly defined in the Tax Act) of other entities could also be non-portfolio property.

The Trust is subject to investment restrictions, including a prohibition against carrying on any business, that are intended to ensure that it will not be a SIFT trust. The Trust has been advised that the mere holding by the Trust of physical gold bullion as capital property (or as an adventure in the nature of trade) would not represent the use of such property in carrying on a business in Canada and, therefore, would not by itself cause the Trust to be a SIFT trust.

Canadian Taxation of Unitholders

Unitholders Resident in Canada

This part of the summary is applicable to a unitholder who, for the purposes of the Tax Act and any applicable tax treaty, is, or is deemed to be, resident in Canada at all relevant times, to which we will refer as a Canadian unitholder. This portion of the summary is primarily directed at unitholders who are individuals. Unitholders who are Canadian resident corporations, trusts or other entities should consult their own tax advisors regarding their particular circumstances.

Canadian unitholders will generally be required to include in their income for tax purposes for a particular year the portion of the income of the Trust for that particular taxation year, including net realized taxable capital gains, if any, that is paid or payable to the Canadian unitholder in the particular taxation year, whether such amount is received in additional units or cash. Provided that appropriate designations are made by the Trust, such portion of its net taxable capital gains as is paid or payable to a Canadian unitholder will effectively retain its character and be treated as such in the hands of the unitholder for purposes of the Tax Act.

The non-taxable portion of any net realized capital gains of the Trust that is paid or payable to a Canadian unitholder in a taxation year will not be included in computing the Canadian unitholder's income for the year. Any other amount in excess of the income of the Trust that is paid or payable to a Canadian unitholder in such year also will not generally be included in the Canadian unitholder's income for the year. However, where such other amount is paid or payable to a Canadian unitholder (other than as proceeds of disposition of units), the Canadian unitholder generally will be required to reduce the adjusted cost base of a unit to the Canadian unitholder by such amount. To the extent that the adjusted cost base of a unit would otherwise be less than zero, the negative amount will be deemed to be a capital gain realized by the Canadian unitholder from the disposition of the unit and the Canadian unitholder's adjusted cost base in respect of the unit will be increased by the amount of such deemed capital gain to zero.

Upon the actual or deemed disposition of a unit, including its redemption, a capital gain (or a capital loss) will generally be realized to the extent that the proceeds of disposition of the unit exceed (or are exceeded by) the aggregate of the adjusted cost base of the unit to the Canadian unitholder and any costs of disposition. For the purpose of determining the adjusted cost base to a Canadian unitholder of a unit, when a unit is acquired, the cost of the newly acquired unit will be averaged with the adjusted cost base of all units owned by the Canadian unitholder as capital property that were acquired before that time. For this purpose, the cost of units that have been issued as an additional distribution will generally be equal to the amount of the net income or capital gain distributed to the Canadian unitholder in units. A consolidation of units following a distribution paid in the form of additional units will not be regarded as a disposition of units and will not affect the aggregate adjusted cost base to a Canadian unitholder of units.

Under the Tax Act, one-half of capital gains, to which we will refer as taxable capital gains, are included in an individual's income and one-half of capital losses, to which we will refer as allowable capital loses, are generally deductible only against taxable capital gains. Any unused allowable capital losses may be carried back up to three taxation years and forward indefinitely and deducted against net taxable capital gains realized in any such other year to the extent and under the circumstances described in the Tax Act. Capital gains realized by individuals may give rise to alternative minimum tax. If any transactions of the Trust are reported by it on capital account but are subsequently determined by the Canada Revenue Agency to be on income account, there may be an increase in the net income of the Trust for tax purposes and the taxable component of redemption proceeds (or any other amounts) distributed to unitholders, with the result that Canadian-resident unitholders could be reassessed by the Canada Revenue Agency to increase their taxable income by the amount of such increase.

If, at any time, the Trust delivers physical gold bullion to any Canadian unitholder upon a redemption of a Canadian unitholder's units, the Canadian unitholder's proceeds of disposition of the units will generally be equal to the aggregate of the fair market value of the distributed physical gold bullion and the amount of any cash received, less any capital gain or income realized by the Trust on the disposition of such physical gold bullion and allocated to the Canadian unitholder. The cost of any physical gold bullion distributed by the Trust in specie will generally be equal to the fair market value of such physical gold bullion at the time of the distribution. Pursuant to the trust agreement, the Trust has the authority to distribute, allocate and designate any income or taxable capital gains of the Trust to a Canadian unitholder who has redeemed units during a year in an amount equal to the taxable capital gains or other income realized by the Trust as a result of such redemption (including any taxable capital gain or income realized by the Trust in distributing physical gold bullion to a unitholder who has redeemed units for such physical gold bullion, and any taxable capital gain or income realized by it before, at or after the redemption on selling physical gold bullion in order to fund the payment of the cash redemption proceeds), or such other amount that is determined by the Trust to be reasonable. The Manager has advised Canadian counsel that it anticipates that the Trust will generally make such an allocation where the Manager determines that the Trust realized a capital gain on such redemption and the Trust had net realized capital gains for that year for which the Trust was not entitled to a capital gains refund (as described under "Canadian Taxation of the Trust"). Any such allocations will reduce the redeeming Canadian unitholder's proceeds of disposition.

Unitholders Not Resident in Canada

This portion of the summary is applicable to a unitholder who, at all relevant times for purposes of the Tax Act, has not been and is not resident in Canada or deemed to be resident in Canada and does not use or hold, and is not deemed to use or hold its units in connection with a business that the unitholder carries on, or is deemed to carry on, in Canada at any time, and is not an insurer who carries on an insurance business or is deemed to carry on an insurance business in Canada and elsewhere, to which we will refer as a Non-Canadian unitholder. Prospective non-resident purchasers of units should consult their own tax advisors to determine their entitlement to relief under any income tax treaty between Canada and their jurisdiction of residence, based on their particular circumstances.

Any amount paid or credited by the Trust to a Non-Canadian unitholder as income of or from the Trust (other than an amount that the Trust has designated in accordance with the Tax Act as a taxable capital gain, and including an amount paid on a redemption of units to a Non-Canadian unitholder that is designated as a distribution of income in accordance with the trust agreement) generally will be subject to Canadian withholding tax at a rate of 25%, unless such rate is reduced under the provisions of an income tax treaty between Canada and the Non-Canadian unitholder's jurisdiction of residence. Pursuant to the Canada-United States Income Tax Convention, as amended, to which we will refer as the Treaty, a Non-Canadian unitholder who is resident of the United States and entitled to benefits under the Treaty will generally be entitled to have the rate of Canadian withholding tax reduced to 15% of the amount of any distribution that is paid or credited as income of or from the Trust. A Non-Canadian unitholder that is a religious, scientific, literary, educational or charitable organization that is resident in, and exempt from tax in, the United States may be exempt from Canadian withholding tax under the Treaty, provided that certain administrative procedures are observed regarding the registration of such unitholder.

Any amount paid or credited by the Trust to a Non-Canadian unitholder that the Trust has validly designated in accordance with the Tax Act as a taxable capital gain, including such an amount paid on a redemption of units, generally will not be subject to Canadian withholding tax or otherwise be subject to tax under the Tax Act.

The Trust does not presently own any "taxable Canadian property" (as defined in the Tax Act and under the Tax Proposals) and does not intend to own any taxable Canadian property. However, if the Fund realizes a capital gain on the disposition of a taxable Canadian property and that gain is treated under the Tax Act and in accordance with a designation by the Trust as being distributed to a Non-Canadian unitholder, there may be Canadian withholding tax at the rate of 25% (unless reduced by an applicable tax treaty) on both the taxable and non-taxable portions of the gain.

Any amount in excess of the income of the Trust that is paid or payable by the Trust to a Non-Canadian unitholder (including the non-taxable portion of capital gains realized by the Trust) otherwise generally will not be subject to Canadian withholding tax. Where such excess amount is paid or becomes payable to a Non-Canadian unitholder, otherwise than as proceeds of disposition or deemed disposition of units or any part thereof, the amount generally will reduce the adjusted cost base of the units held by such Non-Canadian unitholder. (However, the non-taxable portion of net realized capital gains of the Trust that is paid or payable to a Non-Canadian unitholder will not reduce the adjusted cost base of the units held by the Non-Canadian unitholder.) If, as a result of such reduction, the adjusted cost base to the Non-Canadian unitholder in any taxation year of units would otherwise be a negative amount, the Non-Canadian unitholder will be deemed to realize a capital gain in such amount for that year from the disposition of units. Such capital gain will not be subject to tax under the Tax Act, unless the units represent "taxable Canadian property" (as defined in the Tax Act and under the Tax Proposals) to such Non-Canadian unitholder. The Non-Canadian unitholder's adjusted cost base in respect of units will, immediately after the realization of such capital gain, be zero.

A disposition or deemed disposition of a unit by a Non-Canadian unitholder, whether on a redemption or otherwise, will not give rise to any capital gain subject to tax under the Tax Act, provided that the unit does not constitute "taxable Canadian property" of the Non-Canadian unitholder for purposes of the Tax Act. Under the Tax Act as currently enacted, units will not be "taxable Canadian property" of a Non-Canadian unitholder unless at any time during the 60-month period immediately preceding their disposition by such Non-Canadian unitholder, the Non-Canadian unitholder or persons with whom the Non-Canadian unitholder did not deal at arm's length or any combination thereof, held 25% or more of the issued units.

Under Tax Proposals contained in the Canadian federal government's March 4, 2010 budget, a Non-Canadian unitholder's units, which otherwise would be taxable Canadian property in the limited circumstances described in the paragraph above, will not be taxable Canadian property at the time of their disposition if, at no time during the 60-month period ending at that time, the units derived directly or indirectly more than 50% of their fair market value from any combination of "Canadian resource properties" (whose definition in the Tax Act does not include gold bullion), real or immovable property situated in Canada, timber resource properties or options or interests in such properties, and the units were not otherwise deemed to be taxable Canadian property. Assuming that the Trust adheres to its mandate to invest and hold substantially all of its assets in physical gold bullion, these requirements in such Tax Proposals should be satisfied on such a disposition.

Even if units held by a Non-Canadian unitholder were "taxable Canadian property", a capital gain from the disposition of units may be exempted from tax under the Tax Act pursuant to an applicable income tax treaty or convention. A capital gain realized on the disposition of units by a Non-Canadian unitholder entitled to benefits under the Treaty (and who is not a former resident of Canada for purposes of the Treaty) should be exempt from tax under the Tax Act.

Non-Canadian unitholders whose units constitute "taxable Canadian property" and who are not entitled to relief under an applicable income tax treaty are referred to the discussion above under "Item 10.E.—Additional Information—Taxation—Canadian Taxation of Unitholders—Unitholders Resident in Canada" relating to the Canadian tax consequences in respect of a disposition of a unit.

The Trust generally will treat gains as a result of dispositions of physical gold bullion as capital gains (see above under "Canadian Federal Income Tax Considerations—Canadian Taxation of the Trust") and that it anticipates that when the Trust distributes physical gold bullion on the redemption of units by Non-Canadian unitholders, any resulting taxable capital gains of the Trust (to the extent that there are resulting net realized capital gains of the Trust for the related taxation year) for which the Trust is not entitled to a capital gains refund, as described under "Canadian Taxation of the Trust") generally will be designated as taxable capital gains of such unitholders. If such treatment is accepted by the CRA, there will be no Canadian withholding tax applicable to such distributions, and Non-Canadian unitholders will not be subject to tax under the Tax Act on amounts so designated. However, if the CRA were to consider that such gains instead were gains from an adventure in the nature of trade, the distribution of such gains generally would be subject to Canadian withholding tax, as discussed above. Similarly, if the Trust disposed of physical gold bullion (or other assets) at a gain and designated one-half of that gain as a taxable capital gain of a Non-Canadian unitholder who had redeemed units for cash, the full amount of such gain generally would be subject to Canadian withholding tax if the CRA were to treat such gain as being from an adventure in the nature of trade rather than as a capital gain.

In addition to the foregoing, if the CRA were to assess or re-assess the Trust itself on the basis that gains were not on capital account, then the Trust could be required to pay Canadian income tax on such gains under Part I of the Tax Act, which could reduce the Net Asset Value for all unitholders, including non-residents of Canada.

F. Dividends and Paying Agents

Not applicable.

G. Statement by Experts

Not applicable.

H. Documents on Display

We are subject to the informational requirements of the Exchange Act. In accordance with these requirements we file reports and other information with the SEC. These materials, including this annual report and the accompanying exhibits, may be inspected and copied at the public reference facilities maintained by the SEC at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. You may obtain information on the operation of the public reference room by calling 1 (800) SEC-0330, and you may obtain copies at prescribed rates from the Public Reference Section of the SEC at its principal office in Washington, D.C. The SEC maintains a website (http://www.sec.gov) that contains reports, proxy and information statements and other information that we and other registrants have filed electronically with the SEC. Our filings are also available on our website at www.sprottphysicalgoldtrust.com. In addition, documents referred to in this annual report may be inspected at our principal office at Suite 2700, South Tower, Royal Bank Plaza, 200 Bay Street, Toronto, Ontario, Canada M5J 2J1.

I. Subsidiary Information

Not applicable.

ITEM 11 - QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Market risk is the risk that the fair value or future cash flows of the Trust's investments will fluctuate due to changes in market variables, such as the price of gold, interest rates and foreign exchange rates. The maximum risk relating to the Trust's investments equals their fair value.

The Trust segregates market risk into three categories: price risk, interest rate risk and foreign exchange risk.  Since the Trust was not active for the period from inception to December 31, 2009, it had no exposure to market risk during this period.

ITEM 12 - DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

None

PART II

ITEM 13 - DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None

ITEM 14 - MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None

ITEM 15 - CONTROLS AND PROCEDURES

(a) Disclosure Controls and Procedures.

The Manager, with the participation of its Chief Executive Officer and its Chief Financial Officer, evaluated the effectiveness of the design and operation of the Trust's disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934) as of the end of the period covered by this annual report (as of December 31, 2009). Based on that evaluation, the Manager's Chief Executive Officer and Chief Financial Officer concluded that the Trust's disclosure controls and procedures are effective as of the evaluation date to ensure that information required to be disclosed by the Trust in the reports that it files or submits to the SEC under the Securities Exchange Act of 1934, as amended, is recorded, processed, summarized and reported within the time periods specified in SEC rules and forms.

(b) Management's Annual Report on Internal Control over Financial Reporting

This annual report does not include a report of the Manager's assessment regarding internal control over financial reporting or an attestation report of the Trust's registered public accounting firm due to a transition period established by rules of the SEC for newly public issuers.

(c) Attestation Report of Independent Registered Public Accounting Firm

Not applicable.

(d) Changes in Internal Control over Financial Reporting

There have been no changes in internal control over financial reporting that occurred during the fiscal year covered by this annual report that have materially affected, or are reasonably likely to materially affect, the Trust's internal control over financial reporting.

Inherent Limitations on Effectiveness of Controls

Our management, including the Manager's Chief Executive Officer and Chief Financial Officer, does not expect that our disclosure controls or our internal control over financial reporting will prevent or detect all error and all fraud. A control system, no matter how well designed and operated, can provide only reasonable, not absolute, assurance that the control system's objectives will be met. Our disclosure controls and procedures are designed to provide reasonable assurance of achieving their objectives. Projections of any evaluation of controls effectiveness to future periods are subject to risks. Over time, controls may become inadequate because of changes in conditions or deterioration in the degree of compliance with policies or procedures.

ITEM 16A. Audit Committee Financial Expert

Pursuant to the provisions of Rule 10A-3 of the Securities Act of 1934 and Rule 5.3 of NYSE Arca, the Trust is not required to have an audit committee.

ITEM 16B.  Code of Ethics

Under the applicable provisions of Rule 5.3 of NYSE Arca, the Trust is not required to adopt, and the Trust has not adopted, a code of ethics.

ITEM 16C.  Principal Accountant Fees and Services

We have not incurred any audit or audit related expenses in 2009.  Certain audit related expenses associated with the offering of the Trust's units incurred in 2009 were paid by the Manager.

ITEM 16D.  Exemptions from the Listing Standards for Audit Committees

Not applicable.

ITEM 16E.  Purchases of Equity Securities by the Issuer and Affiliated Purchasers

No such purchases occurred during the period from the Trust's inception to December 31, 2009.

ITEM 16F.  Change in Registrant's Certifying Accountant

Not applicable.

ITEM 16G.  Corporate Governance

As a foreign private issuer, as defined in Rule 3b-4 under the Exchange Act, the Trust is permitted to follow certain corporate governance rules of its home country in lieu of the corporate governance rules of NYSE Arca. The Trust complies with the applicable corporate governance rules of NYSE Arca except that the Trust's corporate governance practices deviate with respect to its quorum and annual unitholder meeting requirements, which comply with the applicable trust laws of the Province of Ontario, Canada.

PART III

ITEM 17 - FINANCIAL STATEMENTS

See Item 18

ITEM 18 - FINANCIAL STATEMENTS

The following financial statements, together with the report of Ernst & Young LLP, Licensed Public Accountants thereon, are set forth on pages F-1 through F-10 and are filed as a part of this annual report.

SPROTT PHYSICAL GOLD TRUST

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Trustee of the Sprott Physical Gold Trust (the "Trust").

We have audited the statement of financial position of the Trust as at December 31, 2009 and the statement of comprehensive income, the statement of changes in equity and the statement of cash flows for the period from August 28, 2009 to December 31, 2009. These financial statements are the responsibility of the Trust's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Trust's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Trust's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements present fairly, in all material respects, the financial position of the Trust as at December 31, 2009 and the results of its operations and its cash flows for the period from August 28, 2009 to December 31, 2009, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Toronto, Canada June 17, 2010	Ernst & Young LLP Chartered Accountants Licensed Public Accountants

FINANCIAL STATEMENTS

 SPROTT PHYSICAL GOLD TRUST
STATEMENT OF FINANCIAL POSITION
As at December 31, 2009

US$
Assets
Cash	$10
Unitholder's Equity
Unitholder's Equity (Note 1):
Units (1 Unit)	$10

The accompanying notes are an integral part of these financial statements.

FINANCIAL STATEMENTS

SPROTT PHYSICAL GOLD TRUST
STATEMENT OF COMPREHENSIVE INCOME
For the period from August 28, 2009 to December 31, 2009

US$
Income	—
Expenses	—
Net income for the period	—
Basic and diluted loss per unit	—

The accompanying notes are an integral part of these financial statements.

FINANCIAL STATEMENTS

 SPROTT PHYSICAL GOLD TRUST
STATEMENT OF CHANGES IN EQUITY
For the period from August 28, 2009 to December 31, 2009

	Number of units	Total Equity US$
Balance at August 28, 2009	—	—
Proceeds from issuance of unit	1	10
Net income for the period		—
Balance at December 31, 2009	1	10

The accompanying notes are an integral part of these financial statements.

FINANCIAL STATEMENTS

 SPROTT PHYSICAL GOLD TRUST
STATEMENT OF CASH FLOWS
For the period from August 28, 2009 to December 31, 2009

US$
Cash flow from financing activities
Proceeds from issuance of 1 unit	10
Net increase in cash	10
Cash at beginning of period	—
Cash at end of period	10

The accompanying notes are an integral part of these financial statements.

SPROTT PHYSICAL GOLD TRUST

NOTES TO THE FINANCIAL STATEMENTS

For the period from August 28, 2009 to December 31, 2009

1.	ORGANIZATION OF THE TRUST

Sprott Physical Gold Trust (the "Trust") is a closed-end mutual fund trust created under the laws of the Province of Ontario, Canada, pursuant to a trust agreement dated as of August 28, 2009, as amended and restated as of December 7, 2009 and as further amended and restated as of February 1, 2010 (the "Trust Agreement"). The beneficiaries of the Trust will be the holders of Units (as defined below) being offered pursuant to this prospectus. The Trust is authorized to issue an unlimited number of redeemable, transferable trust units ("Units"). On August 28, 2009 the Trust issued one Unit for $10.00 cash. For the period from August 28, 2009 to December 31, 2009, the Trust had no operations.

The investment objective of the Trust is to seek to provide a secure, convenient and exchange-traded investment alternative for investors interested in holding physical gold bullion without the inconvenience that is typical of a direct investment in physical gold bullion. As part of its investment strategy, the Trust invests and holds substantially all of its assets in physical gold bullion. The Trust invests and intends to continue to invest primarily in long-term holdings of unencumbered, fully allocated, physical gold bullion and does not speculate with regard to short-term changes in gold prices.

The Trust's registered office is located at Suite 2700, South Tower, Royal Bank Plaza, 200 Bay Street, Toronto, Ontario, Canada, M5J 2J1.

Sprott Asset Management LP acts as the manager of the Trust pursuant to the Trust's trust agreement and the management agreement. RBC Dexia Investor Services Trust, a trust company organized under the laws of Canada, acts as the trustee of the Trust. RBC Dexia Investor Services Trust will also act as custodian for the Trust's assets other than physical gold bullion on behalf of the Trust. The Royal Canadian Mint will act as custodian on behalf of the Trust for the physical gold bullion owned by the Trust.

The Trust has filed an application to list the Units on the NYSE Arca and has received conditional approval to list Units on the TSX subject to the Trust fulfilling all of the requirements of the TSX.

2.	SIGNIFICANT ACCOUNTING POLICIES

2.1 BASIS OF PREPARATION

The financial statements have been prepared on a historical cost basis, with the exception of certain financial assets which are required to be measured at fair value.

The financial statements are presented in U.S. dollars.

2.2 STATEMENT OF COMPLIANCE

The financial statements have been prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB").

2.3 FUNCTIONAL AND PRESENTATION CURRENCY

On the completion of the initial public offering (see Note 8), the primary objective of the Trust will be to generate returns in U.S. dollars. The liquidity of the Trust will be managed on a day-to-day basis in U.S. dollars in order to facilitate redemptions of the Trust's Units. Transactions in gold bullion will be denominated in U.S. dollars. The Trust's performance will be evaluated in U.S. dollars. Therefore, management considers the U.S. dollar as the currency that most faithfully represents the current economic effect of the current transactions, events and conditions and the objectives of the Trust.

2.4 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(i)  Cash and cash equivalents

Cash and cash equivalents consist of cash on deposit with the Trust's custodian, which is not subject to restrictions and short-term interest bearing notes and treasury bills with a term to maturity of 90 days or less from the date of purchase. Investment transactions in cash equivalents are accounted for on the date the order to buy or sell is executed.

(ii)  Future changes in accounting policies

The following standards and amendments were issued by the IASB but are not yet effective; these standards are not expected to have a material impact on the financial position or performance of the Trust.

IFRS 9 Financial Instruments

The revised standard was issued in November 2009 and will become effective on January 1, 2013. The new standard enhances the ability of investors and other users of financial information to understand the accounting of financial assets and reduces complexity by using a single approach to determine whether a financial asset is measured at amortized cost or fair value, replacing the many different rules in IAS 39 — Financial Instruments: Recognition and Measurement.

IAS 24 Amendment to Related Party Disclosures

The revised standard was issued in November 2009 and is effective for annual periods beginning on or after January 1, 2011. The revised standard simplifies the disclosure requirements for entities that are controlled, jointly controlled or significantly influenced by a government and clarifies the definition of a related party.

3.	UNITHOLDERS' CAPITAL

The Trust's capital is represented by redeemable participating units. Quantitative information about the Trust's capital is provided in the Statement of Changes in Equity.

(i) Classification of Units

Units of the Trust are considered puttable financial instruments and are classified as equity because they meet all of the following criteria: (a) Units entitle the holder to a pro rata share of the Trust's net assets, as defined below, in the event of the Trust's liquidation; (b) Units are subordinate to all other classes of instrument; (c) all financial instruments in the class of instruments that are subordinate to all other classes of instrument have identical features; more specifically, the Trust currently only has one class of such instruments (the Units); (d) apart from the obligation for the Trust to repurchase or redeem the Units for cash or gold under the Trust Agreement, as described below, the Units do not require the delivery of cash or another financial instrument to another entity under conditions that are potentially unfavourable to the Trust, and the obligation may not be settled in the Trust's own equity instruments and (e) the total expected cash flows attributable to the Units over the life of the Units are based substantially on the profit or loss, the change in the recognized net assets or the change in the fair value of the recognized and unrecognized net assets of the Trust over the life of the Units. Furthermore, the Trust has no other financial instrument or contract that has (a) total cash flows based substantially on the profit or loss, the change in the recognized net assets or the change in the fair value of the recognized and unrecognized net assets of the Trust and (b) the effect of substantially restricting or fixing the residual return to the puttable instrument holders.

(ii) Net Asset Value

Net Asset Value ("NAV") is defined as the Trust's net assets (fair value of total assets less fair value of total liabilities, excluding all liabilities represented by outstanding Units, if any) calculated using the value of physical gold bullion based on the end of day price provided by a widely recognized pricing service.

(iii) Redemptions

Under the Trust Agreement and on the completion of the initial public offering (see Note 8), Units may be redeemed at the option of the unitholder on a monthly basis for physical gold bullion or cash. Units redeemed for physical gold bullion will be entitled to a redemption price equal to 100% of the NAV of the redeemed Units on the last business day of the month in which the redemption request is processed. A unitholder redeeming Units for physical gold bullion will be responsible for expenses in connection with effecting the redemption and applicable delivery expenses, including the handling of the notice of redemption, the delivery of the physical bullion for Units that are being redeemed and the applicable gold storage in-and-out fees. Units redeemed for cash will be entitled to a redemption price equal to 95% of the lesser of (i) the volume-weighted average trading price of the Units traded on the NYSE Arca, or, if trading has been suspended on the NYSE Arca, on the TSX, for the last five business days of the month in which the redemption request is processed and (ii) the NAV of the redeemed Units as of 4:00 p.m., Toronto time, on the last business day of the month in which the redemption request is processed.

When Units are redeemed and cancelled and the cost of such Units is either above or below their stated or assigned value, the cost is allocated to unitholder capital in an amount equal to the stated or assigned value of the Units and any difference is allocated to the Unit premiums and reserves account.

(iv) Capital management

Since the Trust was inactive for the period from August 28, 2009 to December 31, 2009, its sole capital management objective was capital preservation and completion of the initial public offering (see Note 8).

4.	EARNINGS PER UNIT

Basic earnings per unit ("EPU") is calculated by dividing the net profit (loss) for the period attributable to the Trust's unitholders by the weighted average number of Units outstanding during the period. Since the trust was inactive for the period from August 28, 2009 to December 31, 2009, it has no earnings.

5.	RELATED PARTY DISCLOSURES

(a) Management fees and other expenses

Subsequent to the initial public offering of the Units (see Note 8), the Trust will pay the Manager a monthly management fee equal to 1/12 of 0.35% of the value of net assets of the Trust (determined in accordance with the Trust agreement) plus any applicable Canadian taxes, calculated and accrued daily and payable monthly in arrears on the last day of each month.

Also, the Manager has agreed that if the expenses of the Trust, including the management fee, at the end of any month exceed an amount equal to 1/12 of 0.65% of the value of the net assets of the Trust, the management fee payable to the Manager for such month will be reduced by the amount of such excess up to the gross amount of the management fee earned by the Manager from the Trust for such month. Any such reduction in the management fee will not be carried forward or remain payable to the Manager in future months.

In calculating the expenses of the Trust for purposes of the expense cap, the following will be excluded: any applicable taxes payable by the Trust or to which the Trust may be subject; and any extraordinary expenses of the Trust.

6.	INDEPENDENT REVIEW COMMITTEE ("IRC")

In accordance with National Instrument 81-107, Independent Review Committee for Investment Funds (NI 81-107), the Manager has established an IRC for a number of funds managed by it, including the Trust. The mandate of the IRC is to consider and provide recommendations to the Manager on conflicts of interest to which the Manager is subject when managing certain funds, including the Trust. The IRC is composed of three individuals, each of whom is independent of the Manager and all funds managed by the Manager, including the Trust. Each fund subject to IRC oversight pays a share of the IRC member fees, costs and other fees in connection with operation of the IRC. The IRC reports annually to unitholders of the funds subject to its oversight on its activities, as required by NI 81-107.

7.	PERSONNEL

The Trust did not employ any personnel during the period, as its affairs were administered by the personnel of the Manager and/or the Trustee, as applicable.

8.	SUBSEQUENT EVENTS

The Trust closed its initial public offering on March 3, 2010 with the issuance of 40,000,000 Units for gross proceeds of $400,000,000. On March 8, 2010 and March 25, 2010, the Trust issued 3,000,000 Units and 1,250,000 Units, respectively, for gross proceeds of $30,000,000 and $12,500,000, respectively. Of the $442,500,000 gross proceeds raised through the above transactions, the majority of funds was invested in gold bullion.

On June 1, 2010, the Trust closed a follow-on offering of 24,840,000 Units at $11.25 per unit for gross proceeds $279,450,000, including the exercise in full by the underwriters of their over-allotment option.

ITEM 19 –EXHIBITS

1.1	Trust Agreement of the Trust, incorporated by reference to Exhibit 3.1 of Amendment No. 1 of the Trust's Registration Statement on Form F-1, Registration No. 333-163601 filed on January 25, 2010.
1.2
Amended and Restated Trust Agreement of the Trust, dated as of December 7, 2009, incorporated by reference to Exhibit 3.2 of the Trust's Registration Statement on Form F-1, Registration No. 333-163601 filed on December 9, 2009

1.3
Amended and Restated Trust Agreement of the Trust, dated as of February 1, 2010, incorporated by reference to Exhibit 3.3 of Amendment No. 2 of the Trust's Registration Statement on Form F-1, Registration No. 333-163601 filed on February 2, 2010

2.1	Form of Unit Certificate, incorporated by reference to Exhibit 4.1 of the Trust's Registration Statement on Form F-1, Registration No. 333-163601 filed on December 9, 2009
4.1
Management Agreement between Sprott Physical Gold Trust and Sprott Asset Management LP, incorporated by reference to Exhibit 10.2 of the Trust's Registration Statement on Form F-1, Registration No. 333-163601 filed on December 9, 2009.

4.2
Gold Storage Agreement between the Royal Canadian Mint and Sprott Asset Management LP, incorporated by reference to Exhibit 10.1 of Amendment No. 1 of the Trust's Registration Statement on Form F-1, Registration No. 333-163601 filed on January 25, 2010

4.3
Transfer Agent, Registrar and Disbursing Agent Agreement between Equity Transfer & Trust Company and Sprott Asset Management LP, incorporated by reference to Exhibit 10.4 of the Trust's Registration Statement on Form F-1, Registration No. 333-163601 filed on December 9, 2009.

4.4
Valuation Services Agreement between RBC Dexia Investor Services Trust and Sprott Asset Management LP, incorporated by reference to Exhibit 10.3 of the Trust's Registration Statement on Form F-1, Registration No. 333-163601 filed on December 9, 2009.

12.1	Certificate of Principal Executive Officer pursuant to Rule 13a-14(a) of the Exchange Act.
12.2	Certificate of Principal Financial Officer pursuant to Rule 13a-14(a) of the Exchange Act.
13.1	Certificate of Principal Executive Officer pursuant to 18 U.S.C. Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
13.2	Certificate of Principal Financial Officer pursuant to 18 U.S.C. Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this registration statement on its behalf.

Sprott Physical Gold Trust
By Sprott Asset Management LP, as manager of Sprott Physical Gold Trust

By:	/s/ Eric S. Sprott
Name:	Eric S. Sprott
Title:	Chief Executive Officer

June 29, 2010

SK 03883 0007 1107387 v4