Form 40-F
period 2010-12-31
Sprott Physical Gold Trust
filed 2011-03-14
CIK 1477049

QuickLinks -- Click here to rapidly navigate through this document

U.S. SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 40-F

  [        ] REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934

  OR

  [✓] ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2010	Commission file number 001-34638

SPROTT PHYSICAL GOLD TRUST
(Exact name of Registrant as specified in its charter)

Not Applicable
 (Translation of Registrant's Name into English (if applicable))

Province of Ontario, Canada (Province or other jurisdiction of incorporation or organization)	1040 (Primary Standard Industrial Classification Code Number (if applicable))	Not Applicable (I.R.S. Employer Identification Number (if applicable))

Suite 2700, South Tower
Royal Bank Plaza
200 Bay Street
Toronto, Ontario
Canada, M5J 2J1

(Address and telephone number of Registrant's principal executive offices)

Anthony Tu-Sekine
Seward & Kissel LLP
1200 G Street, NW Suite 350
Washington, DC 20005
(202) 737-8833

(Name, address (including zip code) and telephone number (including area code) of agent for service in the United States)

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
Units	NYSE Arca

Securities registered pursuant to Section 12(g) of the Act:    None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None

  For annual reports, indicate by check mark the information filed with this Form:

  [✓] Annual Information Form        [✓] Audited annual financial statements

Indicate the number of outstanding shares of the issuer's classes of capital or common stock as of the close of the period covered by the annual report:

97,049,573

Indicate by check mark whether the Registrant by filing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 (the "Exchange Act"). If "Yes" is marked, indicate the filing number assigned to the Registrant in connection with such Rule.

Yes	☐	No	☑

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.

Yes	☑	No	☐

 ANNUAL INFORMATION FORM

The Annual Information Form of the Registrant for the fiscal year ended December 31, 2010 is filed as Exhibit 99.5 to this annual report on Form 40-F, and is incorporated herein by reference.

AUDITED FINANCIAL STATEMENTS

The Audited Financial Statements of the Registrant for the fiscal year ended December 31, 2010 are filed as Exhibit 99.6 to this annual report on Form 40-F, and are incorporated herein by reference.

MANAGEMENT'S DISCUSSION AND ANALYSIS

Management's Discussion and Analysis for the fiscal year ended December 31, 2010 is filed as Exhibit 99.7 to this annual report on Form 40-F, and is incorporated herein by reference.

CERTIFICATIONS

See Exhibits 99.1, 99.2, 99.3 and 99.4 to this Annual Report on Form 40-F.

DISCLOSURE CONTROLS AND PROCEDURES

As of the end of the period covered by this report, an evaluation was carried out under the supervision of and with the participation of the Registrant's management, including the Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of the Registrant's disclosure controls and procedures (as defined in Rule 13a-15(e) under the Securities Exchange Act of 1934). Based on that evaluation, the Chief Executive Officer and Chief Financial Officer concluded that the design and operation of these disclosure controls and procedures were effective in ensuring that information required to be disclosed by the Registrant in reports that it files with or submits to the Securities and Exchange Commission is recorded, processed, summarized and reported within the time periods required.

No changes were made in the Registrant's internal control over financial reporting or in other factors during the period covered by this annual report on Form 40-F that have materially affected or are reasonably likely to materially affect the Registrant's internal control over financial reporting.

MANAGEMENT'S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Management's report on internal control over financial reporting is filed as exhibit 99.8 to this annual report on Form 40-F, and is incorporated herein by reference.

ATTESTATION REPORT OF THE REGISTERED PUBLIC ACCOUNTING FIRM

The attestation report of Ernst & Young LLP on management's internal control over financial reporting is filed as Exhibit 99.9 to this annual report on Form 40-F, and is incorporated herein by reference.

CHANGES IN INTERNAL CONTROL OVER FINANCIAL REPORTING

None.

 NOTICE PURSUANT TO REGULATION BTR

None.

AUDIT COMMITTEE FINANCIAL EXPERT

Pursuant to the provisions of Rule 10A-3 of the Securities Act of 1934 and Rule 5.3 of NYSE Arca, the Registrant is not required to have an audit committee.

CODE OF ETHICS

Under the applicable provisions of Rule 5.3 of NYSE Arca, the Registrant is not required to adopt, and the Registrant has not adopted, a code of ethics.

PRINCIPAL ACCOUNTANT FEES AND SERVICES

Ernst & Young LLP have been the auditors of the Registrant since its inception. The following table presents fees for professional services rendered by Ernst & Young LLP to the Registrant for the audit of the Registrant's financial statements for the year ended December 31, 2010, and fees billed for other services rendered by Ernst & Young LLP, during the period from January 1, 2010 to December 31, 2010. The Registrant did not incur any audit or audit related expenses in 2009. Certain audit related expenses associated with the offering of the Registrant's units incurred in 2009 were paid by the Manager.

Year Ended December 31, 2010
Audit Fees(1)	$146,169
Audit-related Fees(2)	0
Tax Fees(3)	1,583
All Other Fees(4)	0

Total	$147,752

NOTES:

(1)
Consist of fees related to statutory audits, related audit work in connection with registration statements and other filings with various regulatory authorities, quarterly reviews of interim financial statements, accounting consultations related to audited financial statements and procedures on adoption of International Financial Reporting Standards (IFRS).

(2)
Consist mainly of pension plan audits and other specified procedures engagements.

(3)
Consist of fees for tax consultation and compliance services, including indirect taxes.

(4)
Consist mainly of fees for operational advisory and risk management services and French translation of certain filings with regulatory authorities.

OFF-BALANCE SHEET ARRANGEMENTS

The Registrant has no off-balance sheet arrangements as defined by Form 40-F under the Securities Act of 1934.

 TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

The Registrant has no long-term contractual obligations to be disclosed pursuant to General Instruction B.12 of Form 40-F.

IDENTIFICATION OF THE AUDIT COMMITTEE

Pursuant to the provisions of Rule 10A-3 of the Securities Act of 1934 and Rule 5.3 of NYSE Arca, the Registrant is not required to have an audit committee.

FORWARD-LOOKING STATEMENTS

A number of statements in the documents incorporated by reference in this Form 40-F constitute "forward-looking statements" within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Please refer to disclosure under the heading "Cautionary Statement Regarding Forward-Looking Statements" in the Annual Information Form of the Registrant for the year ended December 31, 2010, dated March 11, 2011, incorporated herein and forming an integral part of this document, for a discussion of risks, uncertainties and assumptions that could cause actual results to vary from those forward-looking statements.

UNDERTAKING

The Registrant undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to the securities in relation to which the obligation to file an annual report on Form 40-F arises or transactions in said securities.

SIGNATURES

Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized.

SPROTT PHYSICAL GOLD TRUST
	By:	Sprott Asset Management L.P., by its general partner Sprott Asset Management LP Inc., as manager of Sprott Physical Gold Trust
Date: March 11, 2011	By:	/s/ ERIC S. SPROTT Eric S. Sprott Chief Executive Officer

 EXHIBIT INDEX

99.1	Certificate of the Chief Executive Officer under Section 302 of the Sarbanes-Oxley Act of 2002.
99.2	Certificate of the Chief Financial Officer under Section 302 of the Sarbanes-Oxley Act of 2002.
99.3	Certificate of the Chief Executive Officer under Section 906 of the Sarbanes-Oxley Act of 2002.
99.4	Certificate of the Chief Financial Officer under Section 906 of the Sarbanes-Oxley Act of 2002.
99.5	Annual Information Form of the Registrant dated March 11, 2011.
99.6	Audited financial statements of the Registrant and notes thereto and Auditors' Report thereon.
99.7	Management's Discussion and Analysis of the Registrant for the year ended December 31, 2010 dated March 11, 2011.
99.8	Management's Report on Internal Control Over Financial Reporting
99.9	Attestation Report of Ernst & Young LLP
99.10	Consent of Ernst & Young LLP, independent auditors of the Registrant.

QuickLinks

ANNUAL INFORMATION FORM
AUDITED FINANCIAL STATEMENTS
MANAGEMENT'S DISCUSSION AND ANALYSIS
CERTIFICATIONS
DISCLOSURE CONTROLS AND PROCEDURES
MANAGEMENT'S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING
ATTESTATION REPORT OF THE REGISTERED PUBLIC ACCOUNTING FIRM
CHANGES IN INTERNAL CONTROL OVER FINANCIAL REPORTING
NOTICE PURSUANT TO REGULATION BTR
AUDIT COMMITTEE FINANCIAL EXPERT
CODE OF ETHICS
PRINCIPAL ACCOUNTANT FEES AND SERVICES
OFF-BALANCE SHEET ARRANGEMENTS
TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS
IDENTIFICATION OF THE AUDIT COMMITTEE
FORWARD-LOOKING STATEMENTS
UNDERTAKING
SIGNATURES
EXHIBIT INDEX