Form 40-F
period 2011-12-31
Sprott Physical Gold Trust
filed 2012-03-30
CIK 1477049

U.S. SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 40-F

[     ]   REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[✓]   ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2011	Commission file number 001-34638

SPROTT PHYSICAL GOLD TRUST
(Exact name of Registrant as specified in its charter)

Not Applicable
(Translation of Registrant's Name into English (if applicable))

Province of Ontario, Canada	1040	Not Applicable
(Province or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number (if applicable))	(I.R.S. Employer Identification Number (if applicable))

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

145,921,197

Indicate by check mark whether the Registrant by filing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). If "Yes" is marked, indicate the filing number assigned to the Registrant in connection with such Rule.

Yes	☐	No	☑

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.

Yes	☑	No	☐

Indicate by check mark whether the Registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the Registrant was required to submit and post such files).

Yes	☐	No	☐

ANNUAL INFORMATION FORM

The Annual Information Form of the Registrant for the fiscal year ended December 31, 2011 is filed as Exhibit 99.5 to this annual report on Form 40-F, and is incorporated herein by reference.

AUDITED FINANCIAL STATEMENTS

The Audited Financial Statements of the Registrant for the fiscal year ended December 31, 2011 are filed as Exhibit 99.6 to this annual report on Form 40-F, and are incorporated herein by reference.

MANAGEMENT'S DISCUSSION AND ANALYSIS

Management's Discussion and Analysis for the fiscal year ended December 31, 2011 is filed as Exhibit 99.7 to this annual report on Form 40-F, and is incorporated herein by reference.

CERTIFICATIONS

See Exhibits 99.1, 99.2, 99.3 and 99.4 to this Annual Report on Form 40-F.

DISCLOSURE CONTROLS AND PROCEDURES

As of the end of the period covered by this report, an evaluation was carried out under the supervision of and with the participation of the Registrant's management, including the Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of the Registrant's disclosure controls and procedures (as defined in Rule 13a-15(e) under the Securities Exchange Act of 1934, as amended). Based on that evaluation, the Chief Executive Officer and Chief Financial Officer concluded that the design and operation of these disclosure controls and procedures were effective in ensuring that information required to be disclosed by the Registrant in reports that it files with or submits to the U.S. Securities and Exchange Commission is recorded, processed, summarized and reported within the time periods required.

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

CHANGES IN INTERNAL CONTROL OVER FINANCIAL REPORTING

None.

NOTICE PURSUANT TO REGULATION BTR

None.

AUDIT COMMITTEE FINANCIAL EXPERT

Pursuant to the provisions of Rule 10A-3 of the Securities Exchange Act of 1934, as amended, and Rule 5.3 of NYSE Arca, the Registrant is not required to have an audit committee.

CODE OF ETHICS

Under the applicable provisions of Rule 5.3 of NYSE Arca, the Registrant is not required to adopt, and the Registrant has not adopted, a code of ethics.

PRINCIPAL ACCOUNTANT FEES AND SERVICES

Ernst & Young LLP have been the auditors of the Registrant since its inception. The following table presents fees for professional services rendered by Ernst & Young LLP to the Registrant for the audit of the Registrant's financial statements for years ended December 31, 2011 and 2010, and fees billed for other services rendered by Ernst & Young LLP, during periods from January 1, 2011 to December 31, 2011, and from January 1, 2010 to December 31, 2010.

	Year Ended December 31, 2011	Year Ended December 31, 2010
Audit Fees(1)	$140,250	$146,169
Audit-related Fees(2)	0	0
Tax Fees(3)	1,500	1,583
All Other Fees(4)	10,000	0
Total	$151,750	$147,752

NOTES:

(1)Consist of fees related to statutory audits, related audit work in connection with registration statements and other filings with various regulatory authorities, quarterly reviews of interim financial statements, accounting consultations related to audited financial statements and procedures on adoption of International Financial Reporting Standards (IFRS).
(2)Consist mainly of pension plan audits and other specified procedures engagements.
(3)Consist of fees for tax consultation and compliance services, including indirect taxes.
(4)Consist mainly of fees for operational advisory and risk management services and French translation of certain filings with regulatory authorities.

OFF-BALANCE SHEET ARRANGEMENTS

The Registrant has no off-balance sheet arrangements as defined by Form 40-F under the Securities Exchange Act of 1934, as amended.

TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

The Registrant has no long-term contractual obligations to be disclosed pursuant to General Instruction B.12 of Form 40-F.

IDENTIFICATION OF THE AUDIT COMMITTEE

Pursuant to the provisions of Rule 10A-3 of the Securities Exchange Act of 1934, as amended, and Rule 5.3 of NYSE Arca, the Registrant is not required to have an audit committee.

FORWARD-LOOKING STATEMENTS

A number of statements in the documents incorporated by reference in this Form 40-F constitute "forward-looking statements" within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Please refer to disclosure under the heading "Cautionary Statement Regarding Forward-Looking Statements" in the Annual Information Form of the Registrant for the fiscal year ended December 31, 2011, dated March 30, 2012, incorporated herein and forming an integral part of this document, for a discussion of risks, uncertainties and assumptions that could cause actual results to vary from those forward-looking statements.

INTERACTIVE DATA FILE

The U.S. Securities and Exchange Commission has not approved taxonomy or standard list of tags necessary for financial reporting in interactive format for registrants that prepare their financial statements using International Financial Reporting Standards as issued by the International Accounting Standards Board. As a result, the Registrant is unable to make any filings in interactive format, but will commence such filings once the taxonomy has been approved.

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

SPROTT PHYSICAL GOLD TRUST
by its manager Sprott Asset Management LP, by its general partner Sprott Asset Management GP Inc.
Date: March 30, 2012	By:	/s/ ERIC S. SPROTT
Eric S. Sprott
Chief Executive Officer

EXHIBIT INDEX

99.1	Certificate of the Principal Executive Officer under Section 302 of the Sarbanes-Oxley Act of 2002.

99.2	Certificate of the Principal Financial Officer under Section 302 of the Sarbanes-Oxley Act of 2002.

99.3	Certificate of the Chief Executive Officer under Section 906 of the Sarbanes-Oxley Act of 2002.

99.4	Certificate of the Chief Financial Officer under Section 906 of the Sarbanes-Oxley Act of 2002.

99.5	Annual Information Form of the Registrant dated March 30, 2012.

99.6	Audited financial statements of the Registrant and notes thereto and Auditors' Report thereon.

99.7	Management's Discussion and Analysis of the Registrant for the year ended December 31, 2011 dated March 30, 2012.

99.8	Management's Report on Internal Control Over Financial Reporting.

99.9	Attestation Report of Ernst & Young LLP.

99.10	Consent of Ernst & Young LLP, independent auditors of the Registrant.