Form 40-F
period 2013-12-31
Sprott Physical Gold Trust
filed 2014-03-31
CIK 1477049

QuickLinks -- Click here to rapidly navigate through this document

U.S. SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 40-F

  [        ] REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934

  OR

  [✓] ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2013	Commission file number 001-34638

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

188,353,275

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

 ANNUAL INFORMATION FORM

The Annual Information Form of the Registrant for the fiscal year ended December 31, 2013 is filed as Exhibit 99.5 to this annual report on Form 40-F, and is incorporated herein by reference.

AUDITED FINANCIAL STATEMENTS

The Audited Financial Statements of the Registrant for the fiscal year ended December 31, 2013 are filed as Exhibit 99.6 to this annual report on Form 40-F, and are incorporated herein by reference.

MANAGEMENT'S DISCUSSION AND ANALYSIS

Management's Discussion and Analysis for the fiscal year ended December 31, 2013 is filed as Exhibit 99.6 to this annual report on Form 40-F, and is incorporated herein by reference.

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

MANAGEMENT'S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Management's report on internal control over financial reporting is filed as exhibit 99.7 to this annual report on Form 40-F, and is incorporated herein by reference.

ATTESTATION REPORT OF THE REGISTERED PUBLIC ACCOUNTING FIRM

The attestation report of Ernst & Young LLP on management's internal control over financial reporting is filed as Exhibit 99.8 to this annual report on Form 40-F, and is incorporated herein by reference.

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

PRINCIPAL ACCOUNTANT FEES AND SERVICES

Ernst & Young LLP have been the auditors of the Registrant since its inception. The following table presents fees for professional services rendered by Ernst & Young LLP to the Registrant for the audit of the Registrant's financial statements for years ended December 31, 2013 and 2012, and fees billed for other services rendered by Ernst & Young LLP, during periods from January 1, 2013 to December 31, 2013, and from January 1, 2012 to December 31, 2012.

	Year Ended December 31, 2013	Year Ended December 31, 2012
Audit Fees(1)	$109,000	$99,500
Audit-related Fees(2)	21,512	66,670
Tax Fees(3)	0	0
All Other Fees(4)	0	0

Total	$130,512	$166,170

NOTES:

(1)
Consist of fees related to statutory audits, related audit work in connection with registration statements and other filings with various regulatory authorities, quarterly reviews of interim financial statements and performing inventory count procedures.

(2)
Consist mainly of fees related to prospectus filings.

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

FORWARD-LOOKING STATEMENTS

A number of statements in the documents incorporated by reference in this Form 40-F constitute "forward-looking statements" within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Please refer to disclosure under the heading "Cautionary Statement Regarding Forward-Looking Statements" in the Annual Information Form of the Registrant for the year ended December 31, 2013, dated March 31, 2014, incorporated herein and forming an integral part of this document, for a discussion of risks, uncertainties and assumptions that could cause actual results to vary from those forward-looking statements.

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

SPROTT PHYSICAL GOLD TRUST
	By:	Sprott Asset Management L.P., by its general partner Sprott Asset Management LP Inc., as manager of Sprott Physical Gold Trust

Date: March 31, 2014	By:	/s/ JOHN WILSON John Wilson Chief Executive Officer

 EXHIBIT INDEX

99.1	Certificate of the Chief Executive Officer under Section 302 of the Sarbanes-Oxley Act of 2002.
99.2	Certificate of the Chief Financial Officer under Section 302 of the Sarbanes-Oxley Act of 2002.
99.3	Certificate of the Chief Executive Officer under Section 906 of the Sarbanes-Oxley Act of 2002.
99.4	Certificate of the Chief Financial Officer under Section 906 of the Sarbanes-Oxley Act of 2002.
99.5	Annual Information Form of the Registrant dated March 31, 2014.
99.6

Audited financial statements of the Registrant and notes thereto and Auditors' Report thereon, and Management's Discussion and Analysis of the Registrant for the year ended December 31, 2013 dated March 31, 2014.

99.7	Management's Report on Internal Control Over Financial Reporting.
99.8	Attestation Report of Ernst & Young LLP.
99.9	Consent of Ernst & Young LLP, independent auditors of the Registrant.

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