Form 40-F
period 2014-12-31
Sprott Physical Gold Trust
filed 2015-03-30
CIK 1477049

U.S. SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 40-F

☐  REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒  ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2014	Commission file number 001-34638

SPROTT PHYSICAL GOLD TRUST

(Exact name of Registrant as specified in its charter)

Not Applicable

(Translation of Registrant’s Name into English (if applicable))

Province of Ontario, Canada	1040	Not Applicable
(Province or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number (if applicable))	(I.R.S. Employer Identification Number (if applicable))

Suite 2700, South Tower
Royal Bank Plaza
200 Bay Street
Toronto, Ontario
Canada, M5J 2J1

(Address and telephone number of Registrant’s principal executive offices)

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

☒ Annual Information Form        ☒ Audited annual financial statements

Indicate the number of outstanding shares of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report:

157,290,493

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.

Yes ☒	No ☐

Indicate by check mark whether the Registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the Registrant was required to submit and post such files).

Yes ☐	No ☐

ANNUAL INFORMATION FORM

The Annual Information Form of the Registrant for the fiscal year ended December 31, 2014 is filed as Exhibit 99.5 to this annual report on Form 40-F, and is incorporated herein by reference.

AUDITED FINANCIAL STATEMENTS

The Audited Financial Statements of the Registrant for the fiscal year ended December 31, 2014 are filed as Exhibit 99.6 to this annual report on Form 40-F, and are incorporated herein by reference.

MANAGEMENT’S DISCUSSION AND ANALYSIS

Management’s Discussion and Analysis for the fiscal year ended December 31, 2014 is filed as Exhibit 99.6 to this annual report on Form 40-F, and is incorporated herein by reference.

CERTIFICATIONS

See Exhibits 99.1, 99.2, 99.3 and 99.4 to this Annual Report on Form 40-F.

DISCLOSURE CONTROLS AND PROCEDURES

As of the end of the period covered by this report, an evaluation was carried out under the supervision of and with the participation of the Registrant’s management, including the Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of the Registrant’s disclosure controls and procedures (as defined in Rule 13a-15(e) under the Securities Exchange Act of 1934, as amended). Based on that evaluation, the Chief Executive Officer and Chief Financial Officer concluded that the design and operation of these disclosure controls and procedures were effective in ensuring that information required to be disclosed by the Registrant in reports that it files with or submits to the U.S. Securities and Exchange Commission is recorded, processed, summarized and reported within the time periods required.

No changes were made in the Registrant’s internal control over financial reporting or in other factors during the period covered by this annual report on Form 40-F that have materially affected or are reasonably likely to materially affect the Registrant’s internal control over financial reporting.

MANAGEMENT’S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Management’s report on internal control over financial reporting is filed as exhibit 99.7 to this annual report on Form 40-F, and is incorporated herein by reference.

ATTESTATION REPORT OF THE REGISTERED PUBLIC ACCOUNTING FIRM

The attestation report of Ernst & Young LLP on management’s internal control over financial reporting is filed as Exhibit 99.8 to this annual report on Form 40-F, and is incorporated herein by reference.

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

PRINCIPAL ACCOUNTANT FEES AND SERVICES

Ernst & Young LLP have been the auditors of the Registrant since its inception. The following table presents fees for professional services rendered by Ernst & Young LLP to the Registrant for the audit of the Registrant’s financial statements for years ended December 31, 2014 and 2013, and fees billed for other services rendered by Ernst & Young LLP, during periods from January 1, 2014 to December 31, 2014, and from January 1, 2013 to December 31, 2013.

	Year Ended December 31, 2014	Year Ended December 31, 2013
Audit Fees(1)	$109,000	$87,488
Audit-related Fees(2)	15,000	21,512
Tax Fees(3)	0	0
All Other Fees(4)	0	0
Total	$124,000	$109,000

NOTES:

(1) Consist of fees related to statutory audits, related audit work in connection with registration statements and other filings with various regulatory authorities, quarterly reviews of interim financial statements, and performing inventory count procedures.

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

FORWARD-LOOKING STATEMENTS

A number of statements in the documents incorporated by reference in this Form 40-F constitute “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Please refer to disclosure under the heading “Cautionary Statement Regarding Forward-Looking Statements” in the Annual Information Form of the Registrant for the year ended December 31, 2014, dated March 30, 2015, incorporated herein and forming an integral part of this document, for a discussion of risks, uncertainties and assumptions that could cause actual results to vary from those forward-looking statements.

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

SPROTT PHYSICAL GOLD TRUST
	By:	Sprott Asset Management LP, by its general partner Sprott Asset Management GP Inc., as manager of Sprott Physical Gold Trust

Date: March 30, 2015	By:	/s/ JOHN WILSON
John Wilson
Chief Executive Officer

EXHIBIT INDEX

99.1	Certificate of the Chief Executive Officer under Section 302 of the Sarbanes-Oxley Act of 2002.

99.2	Certificate of the Chief Financial Officer under Section 302 of the Sarbanes-Oxley Act of 2002.

99.3	Certificate of the Chief Executive Officer under Section 906 of the Sarbanes-Oxley Act of 2002.

99.4	Certificate of the Chief Financial Officer under Section 906 of the Sarbanes-Oxley Act of 2002.

99.5	Annual Information Form of the Registrant dated March 30, 2015.

99.6

Audited financial statements of the Registrant and notes thereto and Auditors’ Report thereon, and Management’s Discussion and Analysis of the Registrant for the year ended December 31, 2014 dated March 10, 2015.

99.7	Management’s Report on Internal Control Over Financial Reporting.

99.8	Attestation Report of Ernst & Young LLP.

99.9	Consent of Ernst & Young LLP, independent auditors of the Registrant.