Form 40-F
period 2015-12-31
Sprott Physical Gold Trust
filed 2016-03-31
CIK 1477049

U.S. SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 40-F

☐         REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒      ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2015	Commission file number 001-34638

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
901 K Street NW, Suite 800
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

140,981,566

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

ANNUAL INFORMATION FORM

The Annual Information Form of the Registrant for the fiscal year ended December 31, 2015 is filed as Exhibit 99.5 to this annual report on Form 40-F, and is incorporated herein by reference.

AUDITED FINANCIAL STATEMENTS

The Audited Financial Statements of the Registrant for the fiscal year ended December 31, 2015 are filed as Exhibit 99.6 to this annual report on Form 40-F, and are incorporated herein by reference.

MANAGEMENT’S DISCUSSION AND ANALYSIS

Management’s Discussion and Analysis for the fiscal year ended December 31, 2015 is filed as Exhibit 99.6 to this annual report on Form 40-F, and is incorporated herein by reference.

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

CHANGES IN INTERNAL CONTROL OVER FINANCIAL REPORTING

None.

NOTICE PURSUANT TO REGULATION BTR

None.

AUDIT COMMITTEE FINANCIAL EXPERT

Pursuant to the provisions of Rule 10A-3 of the Securities Exchange Act of 1934, as amended, and Rule 5.3 of NYSE Arca, the Registrant is not required to have, and does not have, an audit committee.

CODE OF ETHICS

Under the applicable provisions of Rule 5.3 of NYSE Arca, the Registrant is not required to adopt, and the Registrant has not adopted, a code of ethics.

PRINCIPAL ACCOUNTANT FEES AND SERVICES

Ernst & Young LLP were the auditors of the Registrant from its inception until December 31, 2015. The following table presents fees for professional services rendered by Ernst & Young LLP to the Registrant for the audit of the Registrant’s financial statements for years ended December 31, 2015 and 2014, and fees billed for other services rendered by Ernst & Young LLP, during periods from January 1, 2015 to December 31, 2015, and from January 1, 2014 to December 31, 2014. The dollar values disclosed in the following table are in Canadian dollars. KPMG LLP was appointed as the Registrant’s auditors effective January 1, 2016.

	Year Ended December 31, 2015	Year Ended December 31, 2014
Audit Fees(1)	$109,000	$109,000
Audit-related Fees(2)	0	15,000
Tax Fees(3)	0	0
All Other Fees(4)	0	0
Total	$109,000	$124,000

NOTES:

(1) Consist of fees related to statutory audits, related audit work in connection with registration statements and other filings with various regulatory authorities, quarterly reviews of interim financial statements, French translation and performing inventory count procedures.

(2) Consist mainly of fees related to prospectus filings.

(3) Consist of fees for tax consultation and compliance services, including indirect taxes.

(4) Consist mainly of fees for operational advisory and risk management services.

OFF-BALANCE SHEET ARRANGEMENTS

The Registrant has no off-balance sheet arrangements as defined by Form 40-F under the Securities Exchange Act of 1934, as amended.

TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

The Registrant has no long-term contractual obligations to be disclosed pursuant to General Instruction B.12 of Form 40-F.

IDENTIFICATION OF THE AUDIT COMMITTEE

Pursuant to the provisions of Rule 10A-3 of the Securities Exchange Act of 1934, as amended, and Rule 5.3 of NYSE Arca, the Registrant is not required to have, and does not have, an audit committee.

FORWARD-LOOKING STATEMENTS

A number of statements in the documents incorporated by reference in this Form 40-F constitute “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Please refer to disclosure under the heading “Cautionary Statement Regarding Forward-Looking Statements” in the Annual Information Form of the Registrant for the year ended December 31, 2015, dated March 30, 2016, incorporated herein and forming an integral part of this document, for a discussion of risks, uncertainties and assumptions that could cause actual results to vary from those forward-looking statements.

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

SPROTT PHYSICAL GOLD TRUST
	By:	Sprott Asset Management LP, by its general partner
Sprott Asset Management GP Inc., as manager of Sprott
Physical Gold Trust

Date: March 30, 2016	By:	/s/ John Wilson
John Wilson
Chief Executive Officer

EXHIBIT INDEX

99.1	Certificate of the Chief Executive Officer under Section 302 of the Sarbanes-Oxley Act of 2002.

99.2	Certificate of the Chief Financial Officer under Section 302 of the Sarbanes-Oxley Act of 2002.

99.3	Certificate of the Chief Executive Officer under Section 906 of the Sarbanes-Oxley Act of 2002.

99.4	Certificate of the Chief Financial Officer under Section 906 of the Sarbanes-Oxley Act of 2002.

99.5	Annual Information Form of the Registrant dated March 30, 2016.

99.6

Audited financial statements of the Registrant and notes thereto and Auditors’ Report thereon, and Management’s Discussion and Analysis of the Registrant for the year ended December 31, 2015 dated March 30, 2016.

99.7	Management’s Report on Internal Control Over Financial Reporting.

99.8	Attestation Report of Ernst & Young LLP.

99.9	Consent of Ernst & Young LLP, independent auditors of the Registrant.