Form 40-F
period 2018-12-31
Sprott Physical Gold Trust
filed 2019-03-29
CIK 1477049

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 40-F

☐REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2018	Commission file number 001-34638

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

193,642,388

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

Yes	☒	No		☐

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

ANNUAL INFORMATION FORM

The Annual Information Form of the Registrant for the fiscal year ended December 31, 2018 is filed as Exhibit 99.5 to this annual report on Form 40-F, and is incorporated herein by reference.

AUDITED FINANCIAL STATEMENTS

The Audited Financial Statements of the Registrant for the fiscal year ended December 31, 2018 are filed as Exhibit 99.6 to this annual report on Form 40-F, and are incorporated herein by reference.

MANAGEMENT’S DISCUSSION AND ANALYSIS

Management’s Discussion and Analysis for the fiscal year ended December 31, 2018 is filed as Exhibit 99.6 to this annual report on Form 40-F, and is incorporated herein by reference.

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

PRINCIPAL ACCOUNTANT FEES AND SERVICES

KPMG LLP have been the auditors of the Registrant since January 1, 2016.  The following table presents fees for professional services rendered by KPMG LLP to the Registrant for the audit of the Registrant's financial statements for years ended December 31, 2018 and 2017, and fees billed for other services rendered by KPMG LLP during periods from January 1, 2018 to December 31, 2018, and from January 1, 2017 to December 31, 2017. The dollar values disclosed in the following table are in Canadian dollars.

	Year Ended	Year Ended
	December 31,	December 31,
	2018	2017
Audit Fees(1)	$99,100	$94,350
Audit-related Fees(2)	44,500	20,000
Tax Fees(3)	3,000	3,000
All Other Fees(4)	0	0
Total	$146,600	$117,350

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

FORWARD-LOOKING STATEMENTS

A number of statements in the documents incorporated by reference in this Form 40-F constitute “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Please refer to disclosure under the heading “Cautionary Statement Regarding Forward-Looking Statements” in the Annual Information Form of the Registrant for the year ended December 31, 2018, dated March 29, 2019, incorporated herein and forming an integral part of this document, for a discussion of risks, uncertainties and assumptions that could cause actual results to vary from those forward-looking statements.

INTERACTIVE DATA FILE

The Interactive Data File for the fiscal year ended December 31, 2018 is filed as Exhibit 101 to this annual report on Form 40-F, and is incorporated herein by reference.

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

Consent to Service of Process

We have previously filed a Form F-X in connection with the class of securities in relation to which the obligation to file this report arises.

EXHIBIT INDEX

99.1	Certificate of the Chief Executive Officer under Section 302 of the Sarbanes-Oxley Act of 2002.

99.2	Certificate of the Chief Financial Officer under Section 302 of the Sarbanes-Oxley Act of 2002.

99.3	Certificate of the Chief Executive Officer under Section 906 of the Sarbanes-Oxley Act of 2002.

99.4	Certificate of the Chief Financial Officer under Section 906 of the Sarbanes-Oxley Act of 2002.

99.5	Annual Information Form of the Registrant dated March 29, 2019.

99.6

Audited financial statements of the Registrant and notes thereto and Auditors’ Reports thereon, and Management’s Discussion and Analysis of the Registrant for the year ended December 31, 2018 dated March 29,  2019.

99.7	Management’s Report on Internal Control Over Financial Reporting.

99.8	Attestation Report of KPMG LLP.

99.9	Consent of KPMG LLP, Independent Registered Public Accounting Firm.

101.INS	XBRL Instance Document

101.SCH	XBRL Taxonomy Extension Schema

101.CAL	XBRL Taxonomy Extension Calculation Linkbase

101.DEF	XBRL Taxonomy Extension Definition Linkbase

101.LAB	XBRL Taxonomy Extension Label Linkbase

101.PRE	XBRL Taxonomy Extension Presentation Linkbase

SIGNATURES

Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized.

SPROTT PHYSICAL GOLD TRUST
	By:	Sprott Asset Management LP, by its general partner
Sprott Asset Management GP Inc., as manager of
Sprott Physical Gold Trust

Date: March 29, 2019	By:	/s/ John Ciampaglia
John Ciampaglia
Chief Executive Officer