Form 40-F
period 2019-12-31
Sprott Physical Gold Trust
filed 2020-03-31
CIK 1477049

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 40-F

☐REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2019	Commission file number 001-34638

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

Anthony Tu-Sekine
Seward & Kissel LLP
901 K Street NW, Suite 800
Washington, DC 20001
(202) 737-8833

(Name, address (including zip code) and telephone number (including area code) of agent for service in the United States)

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading symbol	Name of each exchange on which registered
Units	PHYS	NYSE Arca

Securities registered pursuant to Section 12(g) of the Act:  None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

For annual reports, indicate by check mark the information filed with this Form:

☒ Annual Information Form	☒ Audited annual financial statements

Indicate the number of outstanding shares of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report:

200,247,688

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

ANNUAL INFORMATION FORM

The Annual Information Form of the Registrant for the fiscal year ended December 31, 2019 is filed as Exhibit 99.5 to this annual report on Form 40-F, and is incorporated herein by reference.

AUDITED FINANCIAL STATEMENTS

The Audited Financial Statements of the Registrant for the fiscal year ended December 31, 2019 are filed as Exhibit 99.6 to this annual report on Form 40-F, and are incorporated herein by reference.

MANAGEMENT’S DISCUSSION AND ANALYSIS

Management’s Discussion and Analysis for the fiscal year ended December 31, 2019 is filed as Exhibit 99.6 to this annual report on Form 40-F, and is incorporated herein by reference.

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

PRINCIPAL ACCOUNTANT FEES AND SERVICES

KPMG LLP have been the auditors of the Registrant since January 1, 2016.  The following table presents fees for professional services rendered by KPMG LLP to the Registrant for the audit of the Registrant's financial statements for years ended December 31, 2019 and 2018, and fees billed for other services rendered by KPMG LLP during periods from January 1, 2019 to December 31, 2019, and from January 1, 2018 to December 31, 2018. The dollar values disclosed in the following table are in Canadian dollars.

	Year Ended	Year Ended
	December 31,	December 31,
	2019	2018
Audit Fees(1)	$122,600	$120,100
Audit-related Fees	-	-
Tax Fees(2)	7,610	3,000
All Other Fees	-	-
Total	$130,210	$123,100

NOTES:

(1)

Consist of fees related to statutory audits, related audit work in connection with registration statements, prospectus filings and other filings with various regulatory authorities, quarterly reviews of interim financial statements, French translation and performing inventory count procedures.

(2)	Consist of fees for tax consultation and compliance services, including indirect taxes.

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

FORWARD-LOOKING STATEMENTS

A number of statements in the documents incorporated by reference in this Form 40-F constitute “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Please refer to disclosure under the heading “Cautionary Statement Regarding Forward-Looking Statements” in the Annual Information Form of the Registrant for the year ended December 31, 2019, dated March 30, 2020, incorporated herein and forming an integral part of this document, for a discussion of risks, uncertainties and assumptions that could cause actual results to vary from those forward-looking statements.

INTERACTIVE DATA FILE

The Interactive Data File for the fiscal year ended December 31, 2019 is filed as Exhibit 101 to this annual report on Form 40-F, and is incorporated herein by reference.

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

Consent to Service of Process

We have previously filed a Form F-X in connection with the class of securities in relation to which the obligation to file this report arises.

EXHIBIT INDEX

99.1	Certificate of the Chief Executive Officer under Section 302 of the Sarbanes-Oxley Act of 2002.

99.2	Certificate of the Chief Financial Officer under Section 302 of the Sarbanes-Oxley Act of 2002.

99.3	Certificate of the Chief Executive Officer under Section 906 of the Sarbanes-Oxley Act of 2002.

99.4	Certificate of the Chief Financial Officer under Section 906 of the Sarbanes-Oxley Act of 2002.

99.5	Annual Information Form of the Registrant dated March 30, 2020.

99.6

Audited financial statements of the Registrant and notes thereto and Reports of Independent Registered Public Accounting Firm thereon, and Management’s Discussion and Analysis of the Registrant for the year ended December 31, 2019 dated March 30, 2020.

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

SPROTT PHYSICAL GOLD TRUST
	By:	Sprott Asset Management LP, by its general partner
Sprott Asset Management GP Inc., as manager of
Sprott Physical Gold Trust

Date: March 30, 2020	By:	/s/ John Ciampaglia
John Ciampaglia
Chief Executive Officer