Form 40-F
period 2023-12-31
Sprott Physical Gold Trust
filed 2024-03-25
CIK 1477049

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 40-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2023	Commission file number 001-34638

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

Puglisi & Associates

850 Library Avenue, Suite 204

Newark, Delaware 19711

(302) 738-6680

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

401,306,562

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

ANNUAL INFORMATION FORM

The Annual Information Form of the Registrant for the fiscal year ended December 31, 2023 is filed as Exhibit 99.5 to this annual report on Form 40-F, and is incorporated herein by reference.

MANAGEMENT'S DISCUSSION AND ANALYSIS

Management's Discussion and Analysis for the fiscal year ended December 31, 2023 is filed as Exhibit 99.6 to this annual report on Form 40-F, and is incorporated herein by reference.

AUDITED FINANCIAL STATEMENTS

The Audited Financial Statements of the Registrant for the fiscal year ended December 31, 2023 are filed as Exhibit 99.6 to this annual report on Form 40-F, and are incorporated herein by reference.

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

MANAGEMENT’S ANNUAL REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Management’s report on internal control over financial reporting is filed as part of Exhibit 99.6 to this annual report on Form 40-F, and is incorporated herein by reference.

ATTESTATION REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The attestation report of KPMG LLP on the Registrant’s internal control over financial reporting as of December 31, 2023 accompanies the Audited Financial Statements of the Registrant for the year ended December 31, 2023 and is filed as part of Exhibit 99.6 to this annual report on Form 40-F, and is incorporated herein by reference.

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

PRINCIPAL ACCOUNTANT FEES AND SERVICES

KPMG LLP, Toronto, ON, Canada, Auditor Firm ID: 85, have been the auditors of the Registrant since January 1, 2016. The following table presents fees for professional services rendered by KPMG LLP to the Registrant for the audit of the Registrant's financial statements for years ended December 31, 2023 and 2022, and fees billed for other services rendered by KPMG LLP during periods from January 1, 2023 to December 31, 2023, and from January 1, 2022 to December 31, 2022. The dollar values disclosed in the following table exclude applicable taxes and administration fees.

	Year Ended	Year Ended
	December 31,	December 31,
	2023	2022
Audit Fees(1)	$118,248	$149,466
Audit-related Fees	—	—
Tax Fees(2)	9,527	9,585
All Other Fees	—	—
Total(3)	$127,775	$159,051

NOTES:

(1)	Consist of fees related to statutory audits, related audit work in connection with registration statements, prospectus filings and other filings with various regulatory authorities, quarterly reviews of interim financial statements, and French translation.

(2)	Consist of fees for tax consultation and compliance services, including indirect taxes.
(3)	Fees paid in Canadian dollars have been converted to U.S. dollars based on the average foreign exchange rate for the year.

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

FORWARD-LOOKING STATEMENTS

A number of statements in the documents incorporated by reference in this Form 40-F constitute “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements include, but are not limited to, statements regarding the Registrant’s or its management’s expectations, hopes, beliefs, intentions or strategies regarding the future. In addition, any statements that refer to projections, forecasts or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking statements. The words “anticipates”, “believe”, “continue”, “could”, “estimate”, “expect”, “intends”, “may”, “might”, “plan”, “possible”, “potential”, “predicts”, “project”, “should”, “would” and similar expressions may identify forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking. The forward-looking statements contained therein are based on the current expectations and beliefs of the Registrant and its management concerning future developments and their potential effects on the Registrant. There can be no assurance that future developments affecting the Registrant will be those that it or its management has anticipated. These forward-looking statements involve a number of risks, uncertainties (some of which are beyond the Registrant’s control) or other assumptions that may cause actual results or performance to be materially different from those expressed or implied by these forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of the Registrant’s or its management’s assumptions prove incorrect, actual results may vary in material respects from those projected in these forward-looking statements. Each of the Registrant and its management undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required under applicable securities laws.

INTERACTIVE DATA FILE

The Interactive Data File for the fiscal year ended December 31, 2023 is filed as Exhibit 101 to this annual report on Form 40-F, and is incorporated herein by reference.

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

CONSENT TO SERVICE OF PROCESS

The Registrant has previously filed a Form F-X in connection with the class of securities in relation to which the obligation to file this annual report arises.

Any changes to the name or address of the agent for service of process of the Registrant shall be communicated promptly to the Commission by an amendment to the Form F-X referencing the file number of the Registrant.

EXHIBIT INDEX

97	Sprott Physical Gold Trust Clawback Policy.

99.1	Certificate of the Chief Executive Officer under Section 302 of the Sarbanes-Oxley Act of 2002.

99.2	Certificate of the Chief Financial Officer under Section 302 of the Sarbanes-Oxley Act of 2002.

99.3	Certificate of the Chief Executive Officer under Section 906 of the Sarbanes-Oxley Act of 2002.

99.4	Certificate of the Chief Financial Officer under Section 906 of the Sarbanes-Oxley Act of 2002.

99.5	Annual Information Form of the Registrant dated March 25, 2024.

99.6	Audited financial statements of the Registrant and notes thereto for the year ended December 31, 2023 and Reports of Independent Registered Public Accounting Firm thereon dated March 25, 2024, Management’s Report on Internal Control Over Financial Reporting and Management Report of Fund Performance of the Registrant for the year ended December 31, 2023.

99.7	Consent of KPMG LLP, Independent Registered Public Accounting Firm.

101.INS	XBRL Instance Document

101.SCH	XBRL Taxonomy Extension Schema

101.CAL	XBRL Taxonomy Extension Calculation Linkbase

101.DEF	XBRL Taxonomy Extension Definition Linkbase

101.LAB	XBRL Taxonomy Extension Label Linkbase

101.PRE	XBRL Taxonomy Extension Presentation Linkbase

104	Cover page Interatcive Data File (formatted as Inline XBRL and contained in Exhibit 101)

SIGNATURES

Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.

SPROTT PHYSICAL GOLD TRUST

	By:	Sprott Asset Management LP, by its general partner Sprott Asset Management GP Inc., as manager of Sprott Physical Gold Trust

Date: March 25, 2024	By:	/s/ John Ciampaglia
John Ciampaglia
Chief Executive Officer