Form 40-F
period 2024-12-31
Sprott Physical Gold Trust
filed 2025-03-20
CIK 1477049

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 40-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2024	Commission file number 001-34638

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

418,098,502

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

Emerging growth company ☐

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the Registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act.  ☐

Indicate by check mark whether the Registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

†The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

 ANNUAL INFORMATION FORM

The Annual Information Form of the Registrant for the fiscal year ended December 31, 2024 is filed as Exhibit 99.5 to this annual report on Form 40-F, and is incorporated herein by reference.

MANAGEMENT’S DISCUSSION AND ANALYSIS

Management’s Discussion and Analysis for the fiscal year ended December 31, 2024 is filed as Exhibit 99.6 to this annual report on Form 40-F, and is incorporated herein by reference.

AUDITED FINANCIAL STATEMENTS

The Audited Financial Statements of the Registrant for the fiscal year ended December 31, 2024 are filed as Exhibit 99.6 to this annual report on Form 40-F, and are incorporated herein by reference.

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

ATTESTATION REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The attestation report of KPMG LLP on the Registrant’s internal control over financial reporting as of December 31, 2024 accompanies the Audited Financial Statements of the Registrant for the year ended December 31, 2024 and is filed as part of Exhibit 99.6 to this annual report on Form 40-F, and is incorporated herein by reference.

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

PRINCIPAL ACCOUNTANT FEES AND SERVICES

KPMG LLP, Toronto, ON, Canada, Auditor Firm ID: 85, have been the auditors of the Registrant since January 1, 2016. The following table presents fees for professional services rendered by KPMG LLP to the Registrant for the audit of the Registrant’s financial statements for years ended December 31, 2024 and 2023, and fees billed for other services rendered by KPMG LLP during periods from January 1, 2024 to December 31, 2024, and from January 1, 2023 to December 31, 2023. The dollar values disclosed in the following table exclude applicable taxes and administration fees.

	Year Ended	Year Ended
	December 31,	December 31,
	2024	2023
Audit Fees(1)	$159,051	$118,248
Audit-related Fees	—	—
Tax Fees(2)	9,388	9,527
All Other Fees	—	—
Total(3)	$168,439	$127,775

NOTES:

(1)	Consist of fees related to statutory audits, related audit work in connection with registration statements, prospectus filings and other filings with various regulatory authorities, quarterly reviews of interim financial statements, and French translation.
(2)	Consist of fees for tax consultation and compliance services, including indirect taxes.
(3)	Fees paid in Canadian dollars have been converted to U.S. dollars based on the average foreign exchange rate for the year.

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

INTERACTIVE DATA FILE

The Interactive Data File for the fiscal year ended December 31, 2024 is filed as Exhibit 101 to this annual report on Form 40-F, and is incorporated herein by reference.

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

EXHIBIT INDEX

97	Sprott Physical Gold Trust Clawback Policy.

99.1	Certificate of the Chief Executive Officer under Section 302 of the Sarbanes-Oxley Act of 2002.

99.2	Certificate of the Chief Financial Officer under Section 302 of the Sarbanes-Oxley Act of 2002.

99.3	Certificate of the Chief Executive Officer under Section 906 of the Sarbanes-Oxley Act of 2002.

99.4	Certificate of the Chief Financial Officer under Section 906 of the Sarbanes-Oxley Act of 2002.

99.5	Annual Information Form of the Registrant dated March 20, 2025.
99.6

Audited financial statements of the Registrant and notes thereto for the year ended December 31, 2024 and Reports of Independent Registered Public Accounting Firm thereon dated March 20, 2025, and Management Report of Fund Performance of the Registrant for the year ended December 31, 2024.

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

SPROTT PHYSICAL GOLD TRUST
	By:	Sprott Asset Management LP, by its general partner Sprott Asset Management GP Inc., as manager of Sprott Physical Gold Trust

Date: March 20, 2025	By:	/s/ John Ciampaglia
John Ciampaglia
Chief Executive Officer